                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-107295

                            (RELIANT RESOURCES LOGO)

                                  $275,000,000

                            Reliant Resources, Inc.
       5.00% Convertible Senior Subordinated Notes due 2010 and Shares of
               Common Stock Issuable upon Conversion of the Notes
                             ---------------------
     On June 24, 2003, we issued and sold $225,000,000 aggregate principal amount of our 5.00% Convertible Senior Subordinated Notes due 2010 to Deutsche Bank Securities Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Barclays Capital Inc., ABN AMRO Rothschild LLC and Commerzbank Capital Markets Corp. (the initial purchasers) in a private placement. On July 2, 2003, we issued and sold, at the option of the initial purchasers, an additional $50,000,000 aggregate principal amount of the notes to the initial purchasers to cover overallotments. This prospectus will be used by selling securityholders to resell the notes and register the common stock issuable upon conversion of the notes.

     The notes will mature on August 15, 2010. You may convert the notes into shares of Reliant Resources' common stock at any time prior to their maturity or one business day prior to their redemption or repurchase by Reliant Resources. The conversion rate is 104.8108 shares of common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $9.54 per share. On December 5, 2003, the last reported sale price for the common stock on The New York Stock Exchange was $6.16 per share. The common stock is listed under the symbol "RRI".

     Reliant Resources will pay interest on the notes on February 15 and August 15 of each year. The first interest payment was made on August 15, 2003. The notes are subordinated in right of payment to all of Reliant Resources' existing and future senior debt and effectively subordinated to all indebtedness and liabilities of Reliant Resources' subsidiaries. As of September 30, 2003, the aggregate amount of Reliant Resources' outstanding senior debt, as defined in this prospectus, was approximately $4.4 billion and the aggregate amount of indebtedness and other liabilities of Reliant Resources' subsidiaries was approximately $5.6 billion (excluding $1.9 billion related to Reliant Resources' European energy operations and Desert Basin plant operations). The notes were issued only in denominations of $1,000 and integral multiples of $1,000.

     On or after August 20, 2008, Reliant Resources has the option to redeem the notes, in whole or in part, at the prices described in this prospectus if the last reported sale price of Reliant Resources' common stock is at least 125% of the then effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the redemption notice. You have the option, subject to certain conditions, to require Reliant Resources to repurchase any notes held by you in the event of a change of control, as described in this prospectus, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to the date of repurchase.

     The notes are evidenced by a global note deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described in this prospectus, beneficial interests in the global note will be shown on, and transfers thereon will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

     We will not receive any of the proceeds from the sale of the notes or the shares of common stock by any of the selling securityholders. The notes and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling securityholders. In addition, the shares of common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commission paid to broker-dealers and, if broker-dealers purchase any notes or shares of common stock as principals, any profits received by such broker-dealers on the resale of the notes or shares of common stock may be deemed to be underwriting discounts or commissions under the Securities Act.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     SEE "RISK FACTORS" BEGINNING ON PAGE 14 TO READ ABOUT IMPORTANT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE NOTES.
                             ---------------------
                      Prospectus dated December 11, 2003.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    i
Cautionary Statement Regarding Forward-Looking Statements...  iii
Prospectus Summary..........................................    1
Summary Selected Financial Data.............................   10
Risk Factors................................................   14
Use of Proceeds.............................................   36
Price Range of Common Stock.................................   36
Dividend Policy.............................................   36
Capitalization..............................................   37
Selected Financial Information and Other Data...............   38
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   42
Our Business................................................   43
Management..................................................   66
Description of Notes........................................   68
Description of Capital Stock................................   85
Selling Securityholders.....................................   92
United States Federal Income Tax Consequences...............   96
Plan of Distribution........................................   99
Legal Matters...............................................  101
Experts.....................................................  101
Glossary of Terms...........................................  A-1

                      WHERE YOU CAN FIND MORE INFORMATION

     Reliant Resources files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document Reliant Resources files at the SEC's public reference room in Washington, D.C., 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov or from Reliant Resources' web site at www.reliantresources.com. However, the information on Reliant Resources' web site does not constitute a part of this prospectus.

     In this document, Reliant Resources "incorporates by reference" the information it files with the SEC, which means that Reliant Resources can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Reliant Resources incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, after the date of the initial registration statement and prior to the effectiveness of the registration statement and any filings thereafter and prior to the termination of this offering:

     - Reliant Resources' Annual Report on Form 10-K/A filed on May 1, 2003 for the fiscal year ended December 31, 2002;

     - Reliant Resources' Proxy Statement on Schedule 14A, filed on April 30, 2003;

     - Reliant Resources' Quarterly Report on Form 10-Q filed on May 14, 2003 for the quarter ended March 31, 2003;

     - Reliant Resources' Quarterly Report on Form 10-Q filed on August 13, 2003 for the quarter ended June 30, 2003;

     - Reliant Resources' Quarterly Report on Form 10-Q filed on November 12, 2003 for the quarter ended September 30, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on January 10, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on February 3, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on February 24, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on March 17, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on March 24, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on March 28, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on April 1, 2003 (to the extent filed by Reliant Resources under the Securities Exchange Act of 1934);

     - Reliant Resources' Current Report on Form 8-K filed on April 16, 2003 (other than Exhibit 99.2);

     - Reliant Resources' Current Report on Form 8-K filed on May 12, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on June 5, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on June 18, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on June 24, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on June 30, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on July 11, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on July 23, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on August 12, 2003 (to the extent filed by Reliant Resources under the Securities Exchange Act of 1934);

     - Reliant Resources' Current Report on Form 8-K filed on August 26, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on September 26,
       2003;

     - Reliant Resources' Current Report (items 5 and 7) on Form 8-K filed on November 14, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on November 26, 2003;

     - Reliant Resources' Current Report on Form 8-K filed on December 9, 2003; and

     - the description of Reliant Resources' common stock, par value $.001 per share contained in Reliant Resources' Registration Statement on Form 8-A, filed with the SEC on April 27, 2001, as amended by Amendment No. 1 thereto on Form 8-A/A, filed with the SEC on May 1, 2001.

     You may request a copy of these filings at no cost, by writing or telephoning Reliant Resources at: P.O. Box 148, Houston, Texas 77001-0148,
Attention: Investor Relations, telephone (713) 497-7000.

     For our most recent annual consolidated financial statements and notes, see our Current Report on Form 8-K filed on November 14, 2003 and incorporated by reference herein. For our most recent annual "Management's Discussion and Analysis of Financial Condition and Results of Operations," see our Current Report on Form 8-K filed on November 14, 2003 and incorporated by reference herein. For our most recent interim consolidated financial statements and notes and interim "Management's Discussion and Analysis of Financial Condition and Results of Operations," see our Quarterly Report on Form 10-Q filed on November 12, 2003 and incorporated by reference herein.

     You should rely only upon the information provided in this document or incorporated in this document by reference. Reliant Resources has not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     When we make statements containing projections about our revenues, income, earnings and other financial items, our plans and objectives for the future, future economic performance, transactions for the sale of parts of our operations and financings related thereto, or when we make statements containing any other projections or estimates about our assumptions relating to these types of statements, we are making "forward-looking statements." These statements usually relate to future events and anticipated revenues, earnings, business strategies, competitive position or other aspects of our operations or operating results. In many cases you can identify forward-looking statements by terminology such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook" and other similar words. However, the absence of these words does not mean that the statements are not forward-looking. Although we believe that the expectations and the underlying assumptions reflected in our forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct. Forward-looking statements are not guarantees of future performance or events. Such statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements.

     In addition to the matters described in this prospectus, the following are some of the factors that could cause actual results to differ materially from those expressed or implied in our forward-looking statements:

     - Changes in laws and regulations, including deregulation, re-regulation and restructuring of the electric utility industry, changes in or application of environmental and other laws and regulations to which we are subject, and changes in or application of laws or regulations applicable to other aspects of our business, such as hedging activities;

     - The outcome of pending lawsuits, governmental proceedings and investigations;

     - The effects of competition, including the extent and timing of the entry of additional competitors in our markets;

     - Liquidity concerns in our markets;

     - Our pursuit of potential business strategies;

     - The timing and extent of changes in commodity prices and interest rates;

     - The availability of adequate supplies of fuel, water, and associated transportation necessary to operate our portfolio of generation assets;

     - Weather variations and other natural phenomena, which can affect the demand for power from or our ability to produce power at our generating facilities;

     - Financial market conditions and our access to capital, including availability of funds in the capital markets for merchant generation companies;

     - The creditworthiness or bankruptcy or other financial distress of our counterparties;

     - Actions by rating agencies with respect to us or our competitors;

     - Acts of terrorism or war;

     - The availability and price of insurance;

     - Political, legal, regulatory and economic conditions and developments;

     - The successful operation of deregulating power markets; the reliability of the systems, procedures and other infrastructure necessary to operate our retail electric business, including the systems owned and operated by the independent system operator in ERCOT; and

     - The resolution of the refusal by certain California market participants to pay our receivables balances and the resolution of the refund methodologies.

     Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                               PROSPECTUS SUMMARY

     In this prospectus, the words "Reliant Resources" and "RRI" refer to Reliant Resources, Inc. and the words, "we", "our", "ours", and "us" refer to Reliant Resources, Inc. and its subsidiaries. The following summary contains basic information about us, the notes and our common stock. It does not contain all of the information that may be important to you. For a complete understanding of us, the notes and our common stock, we encourage you to read this entire document and the documents we have referred you to herein. We provide a glossary of terms used in this prospectus beginning on page A-1.

                                COMPANY OVERVIEW

     We provide electricity and energy services with a focus on the competitive retail and wholesale segments of the electric power industry in the United States. With respect to the retail segment of the industry, we provide customized electricity and related energy services to large commercial, industrial and institutional customers in Texas and, to a lesser extent, in the Pennsylvania -- New Jersey -- Maryland (PJM) Interconnection. We also provide standardized electricity and related services to residential and small commercial customers in Texas. Within the wholesale segment of the industry, we own and/or operate a substantial number of electric power generating units dispersed broadly across the United States. These units are not subject to traditional cost-based regulation; therefore, we can generally sell electricity at prices determined by the market, subject to regulatory limitations. We market electric energy, capacity and ancillary services and procure and, in some instances, resell natural gas, coal, fuel oil, natural gas transportation capacity and other energy-related commodities to optimize our physical assets and manage the risk of our asset portfolio. We sell energy commodities to and buy energy commodities from a variety of over-the-counter and exchange-based markets, as well as directly to or from energy producers, distributors and retailers, as appropriate.

RETAIL ENERGY

     Our retail energy segment provides electricity products and services to end-use customers, ranging from residential and small commercial customers to large commercial, industrial and institutional customers. Our retail energy segment acquires and manages the electric energy, capacity and ancillary services associated with supplying these retail customers. We began serving approximately 1.7 million electric customers in the Houston metropolitan area when the Texas market opened to full competition in January 2002. We also began serving customers in other areas of Texas, which were obtained through our marketing efforts. As of September 30, 2003, our total retail customer count in Texas, as measured by number of metered locations, had increased approximately five percent as compared to September 30, 2002 due to customers added in markets outside of the Houston area. We are taking steps to provide electricity and related products and services to large commercial, industrial and institutional customers in certain other states. In New Jersey, we are registered as an "electric power supplier," in Pennsylvania, we are registered as an "electric generation supplier" and in Maryland, we are licensed as an "electric supplier." We began to deliver electricity in New Jersey effective August 1, 2003.

WHOLESALE ENERGY

     Our wholesale energy segment includes our non-Texas portfolio of electric power generation facilities and related purchased power, fuel delivery and storage asset positions. We own and/or operate a substantial number of electric power generating units dispersed broadly across the United States. These units are not subject to traditional cost-based regulation; therefore, we can generally sell electricity at prices determined by the market, subject to regulatory limitations. We market electric energy, capacity and ancillary services and procure and, in some instances, resell natural gas, coal, fuel oil, natural gas transportation capacity and other energy-related commodities to optimize our physical assets and manage the risk of our asset portfolio. We sell energy commodities to and buy energy commodities from a variety of over-the-counter and exchange-based markets, as well as directly to or from energy producers, distributors and retailers, as appropriate.

     We own, own an interest in, or lease 119 operating electric power generation facilities with an aggregate net generating capacity of 19,279 MW located in five regions of the United States -- the Mid-Atlantic, New York, the Mid-Continent, the Southeast and the West regions. This excludes 588 MW related to our Desert Basin plant, which was sold in October 2003, and 811 MW related to the retirement of certain units in the West and Mid-Atlantic regions. We have 1,063 MW of additional net generating capacity under construction. One gas-fired generating facility (541 MW) is due to reach commercial operation in the fourth quarter of 2003 and one waste-coal fired generating facility (522 MW) is due to reach commercial operation in the second half of 2004. The generating capacity of these facilities consists of approximately 25% of base-load, 44% of intermediate and 31% of peaking capacity. Our generating capacity is fueled 42% by natural gas, 21% by coal, 3% by oil and 30% has dual-fuel capability. The remaining 4% of our generating capacity is hydroelectric.

     The following table describes our electric power generation facilities and net generating capacity by region as of December 5, 2003:

                                                TOTAL NET
                                  NUMBER OF     GENERATING
                                 GENERATION      CAPACITY
REGION                          FACILITIES(1)    (MW)(2)         DISPATCH TYPE(3)           FUEL TYPE
------                          -------------   ----------   ------------------------   ------------------
MID-ATLANTIC
  Operating(4)(5).............        21           5,161     Base, Intermediate, Peak   Gas/Coal/Oil/Hydro
  Under Construction(6)(7)....         1             522     Base                       Coal
                                     ---          ------
  Combined....................        22           5,683
NEW YORK
  Operating(8)................        77           2,952     Base, Intermediate, Peak   Gas/Oil/Hydro
MID-CONTINENT
  Operating...................         9           4,484     Base, Intermediate, Peak   Gas/Oil/Coal
SOUTHEAST
  Operating(9)(10)............         6           3,010     Base, Intermediate, Peak   Gas/Oil
WEST
  Operating(11)(12)(13)(14)...         6           3,672     Base, Intermediate, Peak   Gas/Oil
  Under Construction(6).......         1             541     Base, Intermediate         Gas
                                     ---          ------
  Combined....................         7           4,213
TOTAL
  Operating...................       119          19,279
  Under Construction..........         2           1,063
                                     ---          ------
  Combined....................       121          20,342
                                     ===          ======

---------------

 (1) Unless otherwise indicated, we own a 100% interest in each facility listed.

 (2) Average summer and winter net generating capacity.

 (3) We use the designations "Base," "Intermediate," and "Peak" to indicate whether the facilities described are base-load, intermediate, or peaking facilities, respectively.

 (4) We lease a 100%, 16.67% and 16.45% interest in three Pennsylvania facilities having 614 MW, 284 MW and 282 MW of net generating capacity, respectively, through facility lease agreements having terms of 26.25 years, 33.75 years and 33.75 years, respectively.

 (5) In October 2003, we announced the retirement of two Mid-Atlantic generation units having 232 MW of net generating capacity, which are excluded from the table above.

 (6) We consider a project to be "under construction" once we have acquired the necessary permits to begin construction, broken ground on the project site and contracted to purchase machinery for the project, including the combustion turbines.

 (7) In November 2003, we retired two generation units having 197 MW of net generating capacity at the Seward facility, which are excluded from the table above. This retirement was necessary to continue construction of the replacement capacity of 522 MW.

 (8) Excludes two hydro plants with a net generating capacity of 5 MW, which are not currently operational.

 (9) We own a 50% interest in one of these facilities having a net generating capacity of 108 MW. An independent third party owns the other 50%.

(10) We are party to tolling agreements entitling us to 100% of the capacity of two Florida facilities having 630 MW and 474 MW of net generating capacity, respectively. These tolling agreements have terms of 10 years and 5 years, respectively, and are treated as operating leases for accounting purposes.

(11) In October 2003, we announced the retirement of two California generation units having 264 MW of total net generating capacity due to a lack of required environmental permits, which are excluded from the table above.

(12) At the end of December 2003, we will retire one California generation unit having 118 MW of net generating capacity, which are excluded from the table above, due to a lack of required environmental permits.

(13) We own a 50% interest in one Nevada facility having a total generating capacity of 470 MW. An independent third party owns the other 50%.

(14) In November 2003, we announced that the following units in California will be mothballed: two units at Etiwanda (640 MW); one unit at Mandalay (130
     MW) and one unit at Ellwood (54 MW), which are included in the table above.

     We seek to optimize our physical asset positions consisting of our power generation asset portfolio, pipeline transportation capacity positions, pipeline storage positions and fuel positions and provide risk management services for our asset positions. We perform these functions through procurement, marketing and hedging activities for power, fuels and other energy related commodities. With the downturn in the industry, the decline in market liquidity and our liquidity capital constraints, the principal function of our commercial activities is to optimize our assets. In March 2003, we decided to exit our proprietary trading activities and liquidate, to the extent practicable, our proprietary positions. Although we have exited our proprietary trading activities, we have legacy positions, which will be closed as economically feasible or in accordance with their terms. We will continue to engage in marketing and hedging activities related to our electric generating facilities, pipeline transportation capacity positions, pipeline storage positions and fuel positions of our wholesale energy segment and energy supply costs related to our retail energy segment.

DISCONTINUED OPERATIONS

     In February 2003, we announced the sale of our European energy business to Nuon for approximately Euro 1.1 billion (on December 10, 2003, $1.3 billion). The sale closed on December 10, 2003. In accordance with current accounting standards, the results of these operations are reported as discontinued operations.

     On July 9, 2003, we entered into a definitive agreement to sell our 588 MW Desert Basin plant, located in Casa Grande, Arizona, to SRP of Phoenix for $289 million. The sale closed on October 15, 2003. In accordance with current accounting standards, the results of these operations have been reflected as discontinued operations.

     For additional information regarding discontinued operations, see notes 17 and 18 to our interim financial statements for the three and nine months ended September 30, 2003 incorporated by reference herein.

RECENT DEVELOPMENTS

     On November 25, 2003, we entered into a settlement with the CFTC in connection with an investigation relating to trading and price reporting issues. The settlement addressed the reporting of natural gas trading information to energy industry publications that compile and report index prices and seven offsetting and pre-arranged electricity trades (involving standard, 25-megawatt electricity contracts) that were executed on an electronic trading platform in 2000. Pursuant to the terms of the settlement, one of our subsidiaries agreed to pay a civil monetary penalty of $18 million.

     On December 5, 2003, we announced that it is unlikely that we will exercise our option to purchase CenterPoint's holdings of common stock of Texas Genco. Pursuant to the terms of our credit and debt agreements, we have established an escrow account to repay indebtedness under our credit facility and for general corporate purposes or for possible use in the acquisition of CenterPoint's holdings of common stock of Texas Genco.

     After giving effect to the receipt of net cash proceeds expected to be received from the sale of our European energy segment, we expect that the total amount of cash on deposit in the escrow account will be approximately $917 million.

     If as expected, we do not exercise the Texas Genco option, our credit and debt agreements entitle us to maintain the funds in the restricted escrow account for the possible subsequent purchase of CenterPoint's holdings of common stock of Texas Genco (at a price not to exceed the option price) until the earlier of September 15, 2004 or the date that CenterPoint sells more than 20% of the outstanding common stock of Texas Genco to someone other than us.

     Upon the occurrence of the earlier of those events, we would be required under the terms of our March 2003 credit facilities to apply the funds in the escrow account to collateralize the $300 million senior priority loan commitment and to prepay term indebtedness under our March 2003 credit facilities. Once the senior priority commitment has terminated, we would be permitted to use 50% of the funds from our offering of convertible debt securities for general corporate purposes.

     For additional information regarding the Texas Genco option, see our Current Report on Form 8-K filed December 9, 2003 incorporated by reference herein.

                            OBJECTIVES AND STRATEGY

     We are committed to building a balanced wholesale and retail energy business. Achievement of this goal will be facilitated by focusing on the following strategic priorities:

OPTIMIZE OUR BUSINESS

     Our retail energy business has a strong competitive position in Texas and has provided us with a stable source of earnings. Following deregulation, as anticipated, we have seen a loss of residential and small business market share in the Houston area service territory. We are pursuing customers in other markets outside of the Houston area service territory to mitigate the loss of this market share. As a result of such marketing efforts, we have made out-of-territory market share gains which have helped to offset losses within the Houston area service territory. Further, our business which provides electricity and energy services to customers with an aggregate peak demand of greater than approximately one MW has grown its market share substantially since deregulation and is poised to continue to grow in Texas. In addition, we have recently opened an office in New Jersey and are focused on building a strong position in the surrounding region.

     Our wholesale energy business consists of a portfolio of diverse generation assets which enable us to market electric energy, capacity and ancillary services. In addition, we procure and, in some instances, resell natural gas, coal, fuel oil, natural gas transportation capacity and other energy-related commodities and maintain a commercial infrastructure to optimize our physical assets and contractual positions through marketing and hedging activities. We focus on contracting our capacity and procuring the necessary fuel to generate that power, to lock in energy margins. While current market conditions are generally weak, we expect the profitability of our wholesale energy business to improve markedly when markets return to more balanced supply and demand fundamentals and market rules and regulations improve.

IMPROVE OUR CAPITAL STRUCTURE

     Our March 2003 refinancing provided us liquidity and removed near-term debt maturities which enhances our ability to access the capital markets. Our business is an inherently cyclical one; consequently, we believe that we need a more balanced capital structure, and we intend to replace the majority of our bank debt with long-term fixed income debt and equity. Our first step in the process was our issuances of $275 million of notes ($225 million in June 2003 and $50 million in July 2003) and $1.1 billion of senior secured notes in July 2003. The net proceeds of the notes may be used to repay indebtedness under our credit facilities and for general corporate purposes or for the possible acquisition of CenterPoint's holdings of the common stock of Texas Genco and the net proceeds of the senior secured notes were used to pay down our bank debt. On December 5, 2003, we announced that it is unlikely that we will exercise our option to purchase CenterPoint's holdings of common stock of Texas Genco.

OPPORTUNISTICALLY DIVEST NON-CORE ASSETS

     We continuously evaluate our non-core assets. As we demonstrated by the sale of our European energy operations and by the sale of our 588 MW Desert Basin plant operations, we will consider selling specific generation assets in order to narrow our focus, bolster our liquidity and strengthen our financial position.

CAPITALIZE ON UNIQUE OPPORTUNITIES

     We will continue to pursue opportunities to enhance our businesses within the parameters of our capital structure. The continued expansion and growth of our residential and small commercial retail energy business in Texas and our large commercial, industrial and institutional retail energy business both in Texas and other strategic markets in the United States also remain top priorities.

EVALUATION OF WHOLESALE ENERGY SEGMENT

     We are engaged in an ongoing evaluation of our wholesale energy businesses, which could lead to decisions to mothball, retire or dispose of assets. In October 2003, we elected to retire five generation units representing a total of 614 MW and, in November 2003, we elected to mothball an additional four generation units representing a total of 824 MW. Additionally, in November 2003, we retired two generation units having 197 MW of net generating capacity to allow continued construction of replacement capacity (522 MW) at the facility. It is possible that we may retire or mothball additional assets, although to date, we have not reached a decision to do so for any other generating assets of our wholesale energy segment.

                                     * * *

     Our principal executive offices are located at 1000 Main Street, Houston, Texas 77002, and our telephone number is (713) 497-3000.

                   CORPORATE STRUCTURE AND COMPONENTS OF DEBT

     The following simplified diagram presents our general corporate structure and the components of our banking and credit facilities and other long-term debt to third parties of Reliant Resources and its subsidiaries (excluding our European energy discontinued operations) as of September 30, 2003 (in millions):

                             (DEBT STRUCTURE CHART)
---------------

(1) In addition, as of September 30, 2003, Reliant Resources had letters of credit outstanding of $407 million supporting the Reliant Energy Seward, LLC tax-exempt debt.

(2) As of September 30, 2003, we had posted cash of $83 million and letters of credit of $424 million relating to commercial activities.

(3) Includes $272 million in a restricted escrow account. Such funds may be used for possible acquisition of CenterPoint's holdings of the common stock of Texas Genco. On December 5, 2003, we announced that it is unlikely that we will exercise our option to purchase CenterPoint's holdings of common stock of Texas Genco.

(4) Debt acquired in the Orion Power acquisition was adjusted to fair market value as of the acquisition date. Included in this amount is $68 million of fair value adjustments related to the Orion Power senior notes.

(5) Interest rate swaps acquired in the Orion Power acquisition were adjusted to fair market value as of the acquisition date. Included in the Orion MidWest and Orion NY debt amounts are $29 million and $20 million, respectively, related to the fair value adjustments of the interest rate swaps.

(6) Included in Orion MidWest is restricted cash of $72 million and $2 million held by Orion Power Capital, LLC and Orion Power Operating Services Midwest, Inc., respectively. Included in Orion NY is restricted cash of $3 million, $2 million and $2 million held by Orion Power Capital, LLC, Orion Power Operating Services Astoria, Inc. and Orion Power Operating Services Coldwater, Inc., respectively. Included in Liberty is restricted cash of $1 million held by Orion Power Operating Services MidAtlantic, Inc. Such cash is restricted pursuant to the applicable subsidiaries' credit agreements.

(7) Includes an aggregate of 13 generation facilities located in the states of California, Nevada, Florida, Illinois, Pennsylvania and Mississippi.

(8) In August 2000, we entered into separate sale/leaseback transactions with each of the three owner-lessors for our interests in three generating stations acquired in the REMA acquisition. For additional discussion of these lease transactions, see note 14(a) to our consolidated financial statements incorporated by reference herein.

(9) We have a receivables facility arrangement with financial institutions to sell an undivided interest in accounts receivable from our retail energy segment electric customers on an ongoing basis. Pursuant to this receivables facility, we formed a QSPE as a bankruptcy remote indirect subsidiary of RERH. For additional information regarding this transaction, see note 14 to our interim financial statements incorporated by reference herein.

                                  THE OFFERING

Issuer........................   Reliant Resources, Inc.

Notes Offered.................   $275,000,000 in aggregate principal amount of
                                 5.00% Convertible Senior Subordinated Notes due
                                 2010 issued as of July 2, 2003.

Maturity......................   August 15, 2010.

Interest Payment Dates........   Interest on the notes is payable semi-annually
                                 on February 15 and August 15 of each year, commencing August 15, 2003.

Conversion....................   The notes are convertible at the option of the
                                 holder into shares of our common stock at a conversion rate of 104.8108 shares of common stock per $1,000 in principal amount of notes.
                                 This is equivalent to a conversion price of approximately $9.54 per share. The conversion rate is subject to adjustment in certain events. The notes are convertible at the above conversion rate at any time on or after issuance and prior to the close of business on the maturity date, unless we have previously redeemed or repurchased the notes. Holders of notes called for redemption or submitted for repurchase will be entitled to convert the notes up to the close of business on the business day immediately preceding the date fixed for redemption or repurchase, as the case may be. See "Description of Notes -- Conversion
                                 Rights".

Subordination.................   The notes are subordinated to our existing and
                                 future senior debt including the senior secured notes. As of September 30, 2003, the aggregate amount of Reliant Resources' outstanding debt was approximately $4.6 billion and Reliant
                                 Resources had approximately $1.1 billion of commitments that would have been available for future borrowings as senior debt. As of September 30, 2003, the aggregate amount of indebtedness and other liabilities of our subsidiaries was approximately $5.6 billion
                                 (excluding $1.9 billion related to our European energy operations and our Desert Basin plant operations) and our subsidiaries had approximately $52 million (excluding $181 million related to our European energy operations) of commitments that would have been available for future borrowings as senior debt.
                                 We will not be restricted under the indenture from incurring senior debt or other additional indebtedness. See "Description of
                                 Notes -- Subordination".

Global Note; Book-entry
System........................   The notes were issued only in fully registered
                                 form without interest coupons and in minimum denominations of $1,000 and integral multiples of $1,000. The notes are evidenced by one or more global notes deposited with the trustee for the notes, as custodian for DTC. Beneficial interests in the global note are shown on, and transfers of those beneficial interest can only be made through, records maintained by DTC and its direct and indirect participants. See
                                 "Description of Notes -- Form, Denomination,
                                 Transfer, Exchange and Book-Entry Procedures".

Optional Redemption by Reliant
Resources.....................   We may redeem the notes at our option at any
                                 time on or after August 20, 2008, in whole or in part, if the last reported sale price of our common stock is at least 125% of the then effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the redemption notice at the redemption prices set forth below under "Description of Notes -- Optional Redemption by RRI," plus accrued and unpaid interest to, but excluding, the redemption date. We will therefore be required to make at least ten interest payments on the notes before being able to redeem the notes.

Repurchase at Option of
Holders Upon a Change in
Control.......................   Upon a change in control, you will have the
                                 right to require us to repurchase all or part of your notes at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date. The repurchase price is payable in cash, or, at our option, in shares of common stock, or other applicable securities if we are not the surviving corporation of the change in control transaction or transactions, valued at 95% of the average closing prices of our common stock or other applicable securities for the five trading days immediately preceding the second trading day prior to the repurchase date, subject to certain conditions. See "Description of Notes -- Repurchase at Option of Holders
                                 Upon a Change in Control".

Events of Default.............   The following are events of default under the
                                 indenture for the notes:

                                 - we fail to pay principal of or any premium,
                                   if any, on any note when due, whether or not the payment is prohibited by the subordination provisions of the indenture;

                                 - we fail to pay any interest, including any
                                   special interest, on any note when due, which failure continues for 30 days, whether or not the payment is prohibited by the subordination provisions of the indenture;

                                 - we fail to comply with the notice and
                                   repurchase provisions described under
                                   "Description of the Notes -- Repurchase at
                                   Option of Holders Upon a Change of Control", which failure continues for 30 days following notice whether or not the notice or repurchase is prohibited by the subordination provisions of the indenture;

                                 - we fail to perform any agreement or other
                                   covenant in the notes or the indenture, which failure continues for 90 days following notice as provided in the indenture;

                                 - we fail to pay any indebtedness under any
                                   bond, debenture, note or other evidence of indebtedness for money borrowed by us or any of our subsidiaries other than RECE and its subsidiaries, Reliant Energy Channelview, L.P. and its subsidiaries so long as, taken together, they would not constitute a significant subsidiary, Liberty Electric PA, LLC, Liberty Electric Power, LLC and their respective subsidiaries so long as, taken together, they would not constitute a significant subsidiary and Reliant Energy Retail Holdings, LLC or any subsidiary thereof in connection with a securitization transac-tion in which the indebtedness incurred by such entities is non-recourse to Reliant Resources and its other subsidiaries (or the payment of which is guaranteed by us) in a principal aggregate amount then outstanding in excess of $100,000,000 at final maturity (either at its stated maturity or upon acceleration);

                                 - failure by Reliant Resources or any of our
                                   subsidiaries other than RECE and its
                                   subsidiaries, Reliant Energy Channelview,
                                   L.P. and its subsidiaries so long as, taken together, they would not constitute a significant subsidiary, Liberty Electric PA, LLC, Liberty Electric Power, LLC and their respective subsidiaries so long as, taken together, they would not constitute a significant subsidiary and Reliant Energy Retail Holdings, LLC or any subsidiary thereof that has engaged in a securitization transaction to pay final and non-appealable judgments aggregating in excess of $100,000,000, which are not covered by indemnities or third-party insurance, which judgments are not paid, discharged or stayed for a period of 60 days; and

                                 - certain events of bankruptcy, insolvency or
                                   reorganization involving us or any of our significant subsidiaries (other than RECE and its subsidiaries).

                                 See "Description of Notes -- Events of
                                 Default".

Trading.......................   The notes sold to qualified institutional
                                 buyers are eligible for trading in the PORTAL market; however, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. We do not intend to list the notes on any national securities exchange or the Nasdaq National Market.

Listing of Common Stock.......   Our common stock is quoted on The New York
                                 Stock Exchange under the symbol "RRI".

Use of Proceeds...............   We will not receive any of the proceeds from
                                 the sale by any selling securityholder of the notes or shares of common stock offered under this prospectus.

Common Shares.................   As of December 5, 2003, there were 294,591,650
                                 shares of our common stock issued and
                                 outstanding, excluding 5,212,350 shares held by us as treasury stock.

                        SUMMARY SELECTED FINANCIAL DATA

     The following tables present our summary selected consolidated financial data for 1998 through 2002 and the nine months ended September 30, 2002 and September 30, 2003. The financial data for 1998, 1999 and 2000 are derived from the consolidated historical financial statements of CenterPoint. The financial data for 2001 and 2002 are derived from our audited financial statements. The financial data for the nine months ended September 30, 2002 and September 30, 2003 are derived from our unaudited interim consolidated financial statements. The data set forth below should be read together with our historical consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the three years ended December 31, 2000, 2001 and 2002 included in our Current Report on Form 8-K filed on November 14, 2003, incorporated by reference herein, and our interim consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the nine months ended September 30, 2002 and 2003 included in our Quarterly Report on Form 10-Q filed on November 12, 2003, incorporated by reference herein. The historical financial information may not be indicative of our future performance and the historical financial information for 1998, 1999 and 2000 does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                                                                NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                     ------------------------------------------------------   ----------------------
                                      1998     1999      2000          2001         2002          2002        2003
                                     (1)(4)   (1)(4)   (1)(4)(5)   (1)(2)(4)(5)   (1)(3)(4)   (1)(3)(4)(5)   (1)(6)
                                     ------   ------   ---------   ------------   ---------   ------------   -------
                                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
INCOME STATEMENT DATA:
Revenues...........................   $277     $601     $2,732        $5,499       $10,577       $8,712      $ 9,209
Trading margins....................     33       88        198           378           288          281          (45)
                                      ----     ----     ------        ------       -------       ------      -------
  Total............................    310      689      2,930         5,877        10,865        8,993        9,164
                                      ----     ----     ------        ------       -------       ------      -------
Expenses:
  Fuel and cost of gas sold........    102      293        911         1,576         1,082          826        1,078
  Purchased power..................     13      149        926         2,498         7,421        6,118        6,122
  Accrual for payment to
    CenterPoint....................     --       --         --            --           128           89           47
  Operation and maintenance........     65      128        336           461           786          589          645
  General, administrative and
    development....................     78       94        270           471           635          476          404
  Wholesale energy goodwill
    impairment.....................     --       --         --            --            --           --          985
  Depreciation and amortization....     15       23        118           170           368          268          313
                                      ----     ----     ------        ------       -------       ------      -------
    Total..........................    273      687      2,561         5,176        10,420        8,366        9,594
                                      ----     ----     ------        ------       -------       ------      -------
Operating income (loss)............     37        2        369           701           445          627         (430)
                                      ----     ----     ------        ------       -------       ------      -------
Other income (expense):
  Gains (losses) from
    investments....................     --       14        (22)           23           (23)           3            2
  (Loss) income of equity
    investments of unconsolidated
    subsidiaries...................     (1)      (1)        43             7            18           11           (1)
  Gain on sale of development
    project........................     --       --         18            --            --           --           --
  Other, net.......................      1        1         --             2            23            6           (6)
  Interest expense.................     (2)      --         (7)          (16)         (267)        (178)        (365)
  Interest income..................      1        1         16            22            28           14           24
  Interest income
    (expense) -- affiliated
    companies, net.................      2       (6)      (172)           12             5            5           --
                                      ----     ----     ------        ------       -------       ------      -------
    Total other income (expense)...      1        9       (124)           50          (216)        (139)        (346)
                                      ----     ----     ------        ------       -------       ------      -------
Income (loss) from continuing
  operations before income taxes...     38       11        245           751           229          488         (776)
  Income tax expense...............     17        6        102           290           106          189           97
                                      ----     ----     ------        ------       -------       ------      -------
Income (loss) from continuing
  operations.......................     21        5        143           461           123          299         (873)
                                      ----     ----     ------        ------       -------       ------      -------
  Income (loss) from discontinued
    operations before income
    taxes..........................     --       15         73            83          (341)         119         (417)
  Income tax (benefit) expense.....     --       (4)        (7)          (16)          108           95           61
                                      ----     ----     ------        ------       -------       ------      -------
  Income (loss) from discontinued
    operations.....................     --       19         80            99          (449)          24         (478)
                                      ----     ----     ------        ------       -------       ------      -------
Income (loss) before cumulative
  effect of accounting changes.....     21       24        223           560          (326)         323       (1,351)
Cumulative effect of accounting
  changes, net of tax..............     --       --         --             3          (234)        (234)         (24)
                                      ----     ----     ------        ------       -------       ------      -------
Net income (loss)..................   $ 21     $ 24     $  223        $  563       $  (560)      $   89      $(1,375)
                                      ====     ====     ======        ======       =======       ======      =======

                                                                                                NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                     ------------------------------------------------------   ----------------------
                                      1998     1999      2000          2001         2002          2002        2003
                                     (1)(4)   (1)(4)   (1)(4)(5)   (1)(2)(4)(5)   (1)(3)(4)   (1)(3)(4)(5)   (1)(6)
                                     ------   ------   ---------   ------------   ---------   ------------   -------
                                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
BASIC EARNINGS (LOSS) PER SHARE:
  Income (loss) from continuing
    operations.....................                                   $ 1.66       $  0.43       $ 1.03      $ (2.98)
  Income (loss) from discontinued
    operations, net of tax.........                                     0.36         (1.55)        0.08        (1.64)
                                                                      ------       -------       ------      -------
  Income (loss) before cumulative
    effect of accounting changes...                                     2.02         (1.12)        1.11        (4.62)
  Cumulative effect of accounting
    changes, net of tax............                                      .01         (0.81)       (0.80)       (0.08)
                                                                      ------       -------       ------      -------
  Net income (loss)................                                   $ 2.03       $ (1.93)      $ 0.31      $ (4.70)
                                                                      ======       =======       ======      =======
DILUTED EARNINGS (LOSS) PER SHARE:
  Income (loss) from continuing
    operations.....................                                   $ 1.66       $  0.42       $ 1.02      $ (2.98)
  Income (loss) from discontinued
    operations, net of tax.........                                     0.36         (1.54)        0.08        (1.64)
                                                                      ------       -------       ------      -------
  Income (loss) before cumulative
    effect of accounting changes...                                     2.02         (1.12)        1.10        (4.62)
  Cumulative effect of accounting
    changes, net of tax............                                      .01         (0.80)       (0.80)       (0.08)
                                                                      ------       -------       ------      -------
  Net income (loss)................                                   $ 2.03       $ (1.92)      $ 0.30      $ (4.70)
                                                                      ======       =======       ======      =======

                                                                                         NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                  ----------------------------------------------------   ------------------
                                   1998       1999       2000       2001        2002       2002      2003
                                    (1)       (1)       (1)(5)    (1)(2)(5)    (1)(3)      (1)        (1)
                                  -------   --------   --------   ---------   --------   --------   -------
                                               (IN MILLIONS, EXCEPT OPERATING DATA AND RATIO)
STATEMENT OF CASH FLOW DATA:
Cash flows from operating
  activities....................  $    (2)  $     38   $    335   $   (152)   $    519   $    272   $   528
Cash flows from investing
  activities....................     (365)    (1,406)    (3,013)      (838)     (3,486)    (3,302)     (757)
Cash flows from financing
  activities....................      379      1,408      2,721      1,000       3,981      4,291      (771)
OTHER OPERATING DATA:
Capital expenditures............      (31)      (293)      (747)      (728)       (640)      (455)     (472)
Trading and marketing
  activity(7):
  Natural gas (Bcf)(8)..........    1,115      1,481      2,273      3,265       3,449      2,925       765
  Power sales (thousand
    MWh)(8).....................   61,195    128,266    125,971    222,907     306,425    244,332    67,450
Power generation activity:
  Wholesale power sales
    (thousand MWh)(8)...........    2,973     10,204     39,300     62,825     128,588    105,161    87,468
Retail power sales (GWh)........       --         --         --        473      62,455     48,379    49,721
Net power generation capacity at
  end of period (MW)............    3,800      4,469      9,231     10,521      19,300     19,888    20,399
Ratio of earnings to fixed
  Charges(9)(10)(11)............    19.31       1.28       1.83       7.50        1.55       2.92        --

                                                            DECEMBER 31,
                                           ----------------------------------------------
                                            1998     1999      2000      2001      2002     SEPTEMBER 30,
                                            (1)       (1)     (1)(5)    (1)(5)    (1)(5)       2003(6)
                                           ------   -------   -------   -------   -------   -------------
                                                                   (IN MILLIONS)
BALANCE SHEET DATA:
Property, plant and equipment, net.......  $  270   $   592   $ 2,217   $ 2,796   $ 6,991      $ 8,508
Total assets.............................   1,409     5,624    13,475    11,726    17,669       16,624
Short-term borrowings....................      --        --        --        92       669          307
Long-term debt to third parties,
  including current maturities...........      --        69       260       297     6,159        7,218
Accounts and notes (payable)
  receivable -- affiliated companies,
  net....................................     (17)   (1,333)   (1,967)      445        --           --
Stockholders' equity.....................     652       741     2,345     5,984     5,653        4,285

---------------

 (1) Our results of operations include the results of the following acquisitions, all of which were accounted for using the purchase method of accounting, from their respective acquisition dates: the five generating facilities in California substantially acquired in April 1998, a generating facility in Florida acquired in October 1999, the REMA acquisition that occurred in May 2000 and the Orion Power acquisition that occurred in February 2002. See note 5 to our consolidated financial statements incorporated by reference herein for further information about the acquisitions occurring in 2000 and 2002. In October 1999, we acquired REPGB, which is part of our European energy operations. In February 2003, we signed an agreement to sell our European energy operations to Nuon. In the first quarter of 2003, we began to report the results of our European energy operations as discontinued operations in accordance with SFAS No. 144 and accordingly, reclassified prior period amounts. Also, in July 2003, we entered into a definitive agreement to sell our Desert Basin plant and have reflected those operations as discontinued and accordingly have reclassified prior periods. For further discussion of the sales, see notes 17 and 18 to our interim financial statements incorporated by reference herein.

 (2) Effective January 1, 2001, we adopted SFAS No. 133 which established accounting and reporting standards for derivative instruments. See note 7 to our consolidated financial statements incorporated by reference herein for further information regarding the impact of the adoption of SFAS No. 133.

 (3) During the third quarter of 2002, we completed the transitional impairment test for the adoption of SFAS No. 142 on our consolidated financial statements, including the review of goodwill for impairment as of January 1, 2002. Based on this impairment test, we recorded an impairment of our European energy segment's goodwill of $234 million, net of tax, as a cumulative effect of accounting change. See note 6 to our consolidated financial statements incorporated by reference herein for further discussion.

 (4) Beginning with the quarter ended September 30, 2002, we now report all energy trading and marketing activities on a net basis in the statements of consolidated operations. Comparative financial statements for prior periods have been reclassified to conform to this presentation. See note 2(t) to our consolidated financial statements incorporated by reference herein for further discussion.

 (5) As described in note 1 to our consolidated financial statements incorporated by reference herein, our consolidated financial statements for 2000 and 2001 have been restated from amounts previously reported. The restatement had no impact on previously reported consolidated cash flows.

 (6) During the nine months ended September 30, 2003, we recorded a charge of $985 million (pre-tax and after tax) related to an impairment of goodwill in our wholesale energy reporting unit. See note 7 to our interim financial statements incorporated by reference herein for discussion.

 (7) Excludes financial transactions.

 (8) Includes physical contracts not delivered.

 (9) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes less (a)(1) income of equity investments of unconsolidated subsidiaries and (2) capitalized interest plus (b)(1) loss of equity investments of unconsolidated subsidiaries, (2) fixed charges, (3) amortization of capitalized interest and (4) distributed income of equity investees. Fixed charges consist of (a) interest expense, (b) interest expense -- affiliated companies, net, (c) capitalized interest and (d) interest within rent expense.

(10) For the nine months ended September 30, 2003, our earnings were insufficient to cover our fixed charges by $837 million as fixed charges were $481 million and our loss was $356 million.

(11) The pro forma ratios of earnings to fixed charges for the year ended December 31, 2002 and for the nine months ended September 30, 2003 for the issuance of the notes and the senior secured notes did not change from the historical ratios by more than 10% since the specific debt that was repaid with the issuance of the senior secured notes has only been outstanding since March 31, 2003. However, had we assumed the notes and the senior secured notes had been issued and outstanding as of January 1, 2002, and had repaid debt, with the amount of the net proceeds from the senior secured notes, that was in place prior to our March 31, 2003 refinancing, our fixed charges would have increased by $96 million and $32 million for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. In addition, our ratio of earnings to fixed charges would have been 1.22 for the year ended December 31, 2002 and our earnings would have been insufficient to cover our fixed charges by $869 million for the nine months ended September 30, 2003.

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information in this prospectus and the documents incorporated by reference.

RISKS RELATED TO OUR RETAIL ENERGY OPERATIONS

  WE MAY LOSE A SIGNIFICANT NUMBER OF OUR RETAIL RESIDENTIAL AND SMALL COMMERCIAL CUSTOMERS IN THE HOUSTON METROPOLITAN AREA.

     In June 1999, the Texas legislature adopted the Texas electric restructuring law, which substantially amended the regulatory structure governing electric utilities in Texas in order to allow full retail competition. Beginning in 2002, all classes of Texas customers of most investor-owned electric utilities, and those of any municipal utility and electric cooperative that opted to participate in the competitive marketplace, were able to choose their retail electric provider. In January 2002, we began to provide retail electric services to all customers of CenterPoint who did not take action to select another retail electric provider. As an affiliated retail electric provider, we are initially required to sell electricity to these Houston area residential and small commercial customers at a specified price, or price to beat, whereas other retail electric providers will be allowed to sell electricity to these customers at any price. We are not permitted to offer electricity to these customers at a price other than the price to beat until January 2005, unless before that date the PUCT determines that 40% or more of the amount of electric power that was consumed in 2000 by the relevant class of customers in the Houston metropolitan area is being provided by retail electric providers other than us. Because we are not able to compete for residential and small commercial customers on the basis of price in the Houston area, we may lose a significant number of these customers to other providers.

  WE MAY LOSE A SIGNIFICANT PORTION OF OUR MARKET SHARE OF LARGE COMMERCIAL, INDUSTRIAL AND INSTITUTIONAL CUSTOMERS IN TEXAS.

     We are providing commodity services to the large commercial, industrial and institutional customers previously served by CenterPoint who did not take action to contract with another retail electric provider. In addition, we have signed contracts to provide electricity and energy efficiency services to large commercial, industrial and institutional customers, both in the Houston area, as well as in other parts of the ERCOT Region. We or any other retail electric provider can provide services to these customers at any negotiated price. The market for these customers is very competitive, and any of these customers that selects us to be their provider may subsequently decide to switch to another provider at the conclusion of the term of their contract with us.

  THE RESULTS OF OUR RETAIL ELECTRIC OPERATIONS IN TEXAS ARE LARGELY DEPENDENT UPON THE AMOUNT OF HEADROOM AVAILABLE IN OUR PRICE TO BEAT. FUTURE ADJUSTMENTS TO THE PRICE TO BEAT MAY BE INADEQUATE TO COVER OUR COSTS TO PURCHASE POWER TO SERVE OUR RESIDENTIAL AND SMALL COMMERCIAL CUSTOMERS.

     The results of our residential and small commercial retail electric operations in Texas are largely dependent upon the amount of headroom available in our price to beat. Headroom may be a positive or negative number. The PUCT's current regulations allow us to request an adjustment of our fuel factor based on the percentage change in the forward price of natural gas or as a result of changes in the price of purchased energy up to twice a year. As part of a request to change the fuel factor for changes in purchased energy prices, we would have to show that the fuel factor must be adjusted to restore the amount of headroom that existed at the time the initial price to beat fuel factor was set by the PUCT. We cannot estimate with any certainty the magnitude and frequency of the adjustments required, if any, and the eventual impact of such adjustments on the amount of headroom available in our price to beat. If this adjustment and any future adjustments to our price to beat are inadequate to cover future increases in our costs to purchase power to serve our price to beat customers or are delayed by the PUCT, our business, results of operations, financial condition and cash flows could be materially adversely affected.

     In March 2003, the PUCT approved a revised price to beat rule. The changes from the previous rule include an increase in the number of days used to calculate the natural gas price average from 10 trading days to 20 trading days, and an increase in the threshold of what constitutes a significant change in the market price of natural gas and purchased energy from 4% to 5%, except for filings made after November 15th of a given year that must meet a 10% threshold. The revised rule also provides that the PUCT will, after reaching a determination of stranded costs in 2004, make downward adjustments to the price to beat fuel factor if natural gas prices drop below the prices embedded in the then-current price to beat fuel factor. In addition, the revised rule also specifies that the base rate portion of the price to beat will be adjusted to account for changes in the non-bypassable rates that result from the utilities' final stranded cost determination in 2004. Adjustments to the price to beat will be made following the utilities' final stranded cost determination in 2004. At this time, we cannot predict the impact of the changes on our financial condition or results of operations. In March 2003, the PUCT approved our request to increase the price to beat fuel factor for residential and small commercial customers based on a 23.4% increase in the price of natural gas from our previous increase in December 2002. In July 2003 our second and final request for 2003 was approved by the PUCT to increase the price to beat fuel factor based on a 23.1% increase in the price of natural gas. Our requested increase was based on an average forward 12-month natural gas price of $6.1000/MMbtu during the twenty-day trading period beginning May 14, 2003 and ending June 11, 2003. The requested increase represents an increase of 9.2% in the total bill of a residential customer using, on average, 12,000 kilowatt hours per year.

     On June 26, 2003, CenterPoint petitioned the PUCT to request immediate elimination of the transmission and distribution utility's excess mitigation credits (EMC). EMC are credits against the transmission and distribution utility's non-bypassable charges to retail electric providers providing service in CenterPoint's territory. On August 6, 2003, the staff of the PUCT filed a recommendation that the PUCT dismiss CenterPoint's petition because it does not comply with the procedure set out in the statute for addressing the issues raised. Subsequently, the procedural schedule was suspended. We, along with a number of other parties, are currently engaged in settlement discussions on this issue and other outstanding issues that CenterPoint currently has before the PUCT. It is not known at this time what the ultimate outcome from this proceeding will be and whether the PUCT will grant, deny or take other action with respect to CenterPoint's petition. If CenterPoint's request is granted and there is no corresponding increase in the price to beat rate, there could be a material adverse impact on our financial condition, results of operations and cash flows.

  WE FACE STRONG COMPETITION FROM AFFILIATED RETAIL ELECTRIC PROVIDERS OF INCUMBENT ELECTRIC UTILITIES AND OTHER COMPETITORS OUTSIDE OF HOUSTON.

     In most retail electric markets outside the Houston area, our principal competitor is the local incumbent electric utility company's retail affiliate. These retail affiliates have the advantage of long-standing relationships with their customers. In addition to competition from the incumbent electric utilities' affiliates, we face competition from a number of other retail electric providers, including affiliates of other non-incumbent electric utilities, independent retail electric providers and, with respect to sales to large commercial, industrial and institutional customers, independent power producers and wholesale power providers acting as retail electric providers. Some of these competitors are larger and better capitalized than we are.

  OUR RETAIL ENERGY OPERATIONS ARE SUBJECT TO EXTENSIVE MARKET OVERSIGHT. CHANGES TO MARKET PROTOCOLS OR NEW REGULATION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     The ERCOT ISO, which oversees the ERCOT Region, has and may continue to modify the market structure and other market mechanisms in an attempt to improve market efficiency. Moreover, existing regulations may be revised or reinterpreted and new laws and regulations may be adopted or become applicable to our commercial activities. These actions could have a material adverse effect on our results of operations, financial condition and cash flows.

  PAYMENT DEFAULTS BY AND LITIGATION WITH OTHER RETAIL ELECTRIC PROVIDERS TO ERCOT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     In the event of a default by a retail electric provider of its payment obligations to ERCOT, the portion of the obligation that is unrecoverable by ERCOT from the defaulting retail electric provider is assumed by the remaining market participants in proportion to each participant's load ratio share. As a retail electric provider and market participant in ERCOT, we would pay a portion of the amount owed to ERCOT should such a default occur, and ERCOT is not successful in recovering such amounts. The default of a retail electric provider in its obligations to ERCOT could have a material adverse effect on our business, results of operations, financial condition and cash flows.

     In March 2003, TCE, a retail electricity provider in the ERCOT market, filed for bankruptcy protection. The bankruptcy court has approved TCE's treatment of ERCOT's claim, which provides for payments to ERCOT of $1 million a month beginning in July 2004. From September 15, 2003 until July 15, 2004, TCE will pay ERCOT fifty percent of any prepetition accounts receivable collected, as well as $25,000 per month. This treatment is also included in TCE's first amended disclosure statement, which is awaiting the approval of the bankruptcy court. No assurance can be given that TCE will be able to satisfy its obligations to ERCOT. For information regarding a lawsuit filed by TCE against ERCOT and several other electricity suppliers for antitrust and other claims, see note 13(a) to our interim financial statements, incorporated by reference herein.

  WE ARE HEAVILY DEPENDENT UPON THIRD PARTY PROVIDERS OF CAPACITY AND ENERGY TO SUPPLY OUR RETAIL OBLIGATIONS.

     We do not own sufficient generating resources in Texas to supply our retail business. The capacity and energy to supply our retail business is purchased at market prices from a variety of suppliers under contracts with varying terms. Our retail customers are concentrated in the Houston metropolitan area, and there is limited ability to serve these customers with generation located outside the Houston metropolitan area. Texas Genco, located in the Houston congestion zone, is the largest supplier of capacity and energy for our retail business and is likely to remain our largest supplier for the foreseeable future. There is a significant risk that our business, results of operations, financial condition and cash flows could be materially adversely affected if we are not able to purchase the capacity and energy from Texas Genco or otherwise obtain sufficient capacity and energy required to serve our customers. The failure of any of our third party suppliers to perform under the terms of existing or future contracts could have a material adverse effect on our results of operations, financial condition and cash flows.

  WE MAY BE REQUIRED TO MAKE A SUBSTANTIAL PAYMENT TO CENTERPOINT IN 2004.

     We will be required to make a payment to CenterPoint in 2004 as required by the Texas electric restructuring law, unless on or prior to January 1, 2004, 40% or more of the amount of electric power that was consumed in 2000 by residential or small commercial customers, as applicable, within CenterPoint's Houston service territory is being provided by retail electric providers other than us. This amount will be computed by multiplying $150 by the number of residential or small commercial customers, as the case may be, that we serve on January 1, 2004 in CenterPoint's Houston service territory, less the number of residential or small commercial electric customers, as the case may be, we serve in other areas of Texas. Currently, we believe it is probable that we will be required to make a payment in the range of $170 million to $180 million (pre-tax), with a most probable estimate of $175 million to CenterPoint related to our residential customers only.

     Currently, we believe that the 40% test for small commercial customers will be met and we will not make a payment related to those customers. If the 40% test is not met related to our small commercial customers and a payment is required, we estimate this payment would be approximately $30 million.

  WE RELY ON THE INFRASTRUCTURE OF TRANSMISSION AND DISTRIBUTION UTILITIES AND THE ERCOT ISO TO TRANSMIT AND DELIVER ELECTRICITY TO OUR RETAIL CUSTOMERS AND TO OBTAIN INFORMATION ABOUT OUR RETAIL CUSTOMERS. IN ADDITION, WE RELY ON THE RELIABILITY OF OUR OWN INFRASTRUCTURE AND SYSTEMS TO PERFORM ENROLLMENT AND BILLING FUNCTIONS. ANY INFRASTRUCTURE FAILURE COULD NEGATIVELY IMPACT OUR CUSTOMERS' SATISFACTION AND COULD HAVE A MATERIAL NEGATIVE IMPACT ON OUR EARNINGS.

     We are dependent on transmission and distribution utilities for maintenance of the infrastructure through which we deliver electricity to our retail customers. Any infrastructure failure that interrupts or impairs delivery of electricity to our customers could negatively impact the satisfaction of our customers with our service and could have a material adverse effect on our results of operations, financial condition and cash flow. Additionally, we are dependent on the transmission and distribution utilities for performing service initiations and changes, and for reading our customers' energy meters. We are required to rely on the transmission and distribution utility or, in some cases, the ERCOT ISO, to provide us with our customers' information regarding energy usage, and we may be limited in our ability to confirm the accuracy of the information. The provision of inaccurate information or delayed provision of such information by the transmission and distribution utilities or the ERCOT ISO could have a material adverse effect on our business, results of operations, financial condition and cash flow. In addition, any operational problems with our new systems and processes could similarly have a material adverse effect on our business, results of operations, financial condition and cash flow. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Retail Energy" for the three years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003, incorporated by reference herein.

  THE ERCOT ISO HAS EXPERIENCED A NUMBER OF PROBLEMS WITH ITS INFORMATION SYSTEMS SINCE THE ADVENT OF COMPETITION IN THE TEXAS MARKET THAT HAVE RESULTED IN DELAYS IN SWITCHING CUSTOMERS AND RECEIVING FINAL SETTLEMENT INFORMATION FOR CUSTOMER ACCOUNTS. OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED IF THESE PROBLEMS ARE NOT ALLEVIATED.

     The ERCOT ISO is the independent system operator responsible for maintaining reliable operations of the bulk electric power supply system in the ERCOT Region and for acting as a central agent for the registration of customers with their chosen retail electric supplier. Its responsibilities include ensuring that information relating to a customer's choice of retail electric provider, including data needed for ongoing servicing of customer accounts, is conveyed in a timely manner to the appropriate parties. Problems in the flow of information between the ERCOT ISO, the transmission and distribution utilities and the retail electric providers have resulted in delays and other problems in enrolling and billing customers. While the flow of information has improved materially over the course of the first year of full market choice operations, remaining system and process problems are still being addressed. When customer enrollment transactions are not successfully processed by all involved parties, ownership records in the various systems supporting the market are not synchronized properly and subsequent transactions for billing and settlement are adversely affected. The impact can include us not being the electric provider-of-record for intended or agreed upon time periods, delays in receiving customer consumption data from the ERCOT ISO that is necessary for billing, as well as the incorrect application of rates or prices and imbalances in our electricity supply and actual sales.

     The ERCOT ISO is also responsible for handling, scheduling and settlement for all electricity supply volumes in the ERCOT Region. The ERCOT ISO plays a vital role in the collection and dissemination of metering data from the transmission and distribution utilities to the retail electric providers. We and other retail electric providers schedule volumes based on forecasts, which are based, in part, on information supplied by the ERCOT ISO. To the extent that these amounts are not accurate or timely, we could have incorrectly estimated our scheduled volumes and supply costs.

     The ERCOT ISO volume settlement process has been delayed on several occasions since the opening of the market in order to address operational problems with data management between the ERCOT ISO, the transmission and distribution utilities and the retail electric providers. During the third quarter of 2002, the ERCOT ISO issued true-up settlements for the pilot time period of July 31, 2001 to December 31,

2001. True-up settlement calculations were then temporarily suspended to allow a threshold level of consumption data for subsequent periods from the transmission and distribution utilities to be loaded into the ERCOT ISO's systems. True-up settlement calculations for the period January 1, 2002 through December 31, 2002 were performed by the ERCOT ISO during the second, third and early fourth quarters of 2003. These settlement calculations indicate that our customers utilized greater volumes of electricity than our records indicate. We are currently pursuing the ERCOT ISO's process for disputing settlement calculations for that time period. True-up settlement calculations for periods after December 31, 2002 are currently suspended while the ERCOT ISO provides the transmission and distribution utilities and retail electric providers with more detailed information on data in the ERCOT ISO's systems that are being used in the settlement calculations. We are working closely with the ERCOT ISO and other market participants to identify and resolve discrepancies that may have impacted settlements already performed as well as future settlements.

     The ERCOT ISO fees related to resolving local congestion have increased substantially during 2003. Efforts are ongoing to establish the causes of the fee increases and to correct the market design or systems, if necessary. In addition, we may be billed a larger than expected share of these total fees if the ERCOT ISO's records indicate that our volumes delivered were greater than the volumes our records indicate.

     For additional information regarding settlement issues, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Retail Energy" for the three years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003, incorporated by reference herein.

RISKS RELATED TO OUR WHOLESALE ENERGY OPERATIONS

  WE MAY BE REQUIRED TO RECORD ADDITIONAL IMPAIRMENTS IN THE RECORDED VALUE OF OUR ASSETS.

     We tested our wholesale energy segment's goodwill for impairment effective July 2003 as required under SFAS No. 142 due to the disposition of our Desert Basin plant operations. In connection with this July 2003 impairment analysis, we recognized an impairment of $985 million (pre-tax and after-tax) relating to our wholesale energy reporting unit. We plan to perform our annual goodwill impairment tests for our wholesale energy and retail energy reporting units effective November 1, 2003. If actual results of operations are worse than projected or our wholesale energy market outlook changes, we could have additional impairments of goodwill and impairments of our property, plant and equipment in future periods, which, in turn, could have a material adverse effect on our results of operations.

  OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS ARE SUBJECT TO MARKET RISKS, THE IMPACT OF WHICH WE CANNOT FULLY MITIGATE.

     As part of our merchant electric generation business, we sell electric energy, capacity and ancillary services and purchase fuel under short and long-term contractual obligations and through various spot markets. We are not guaranteed any rate of return on our capital investments through cost of service rates, and our results of operations, financial condition and cash flows from these businesses are subject to market risks which can be partially mitigated by hedging long-term sales agreements and other management actions. However, a substantial portion of market risk remains beyond our control. These market risks include commodity price risk, counterparty risk, credit risk, transmission risk and competitor actions.

  WE RELY ON MARKET LIQUIDITY AND THE ESTABLISHMENT OF VALID PRICING TO PROPERLY MANAGE OUR RISKS.

     Our commercial businesses depend on sufficient market participation to establish market liquidity and valid pricing to properly manage the risks inherent in our businesses. The recent reduction in the number of market participants has significantly decreased market liquidity and may impair our ability to manage business risks. In addition, such a reduction may increase our management's reliance on internal models for decision-making. Our internal models may not accurately represent the markets in which we participate, potentially causing us to make incorrect decisions. These factors could have a material adverse effect on our results of operations, financial condition and cash flows.

  WE MAY NOT BE ABLE TO SATISFY THE GUARANTEES AND INDEMNIFICATION OBLIGATIONS RELATING TO OUR COMMERCIAL ACTIVITIES IF THEY BECOME DUE AT THE SAME TIME.

     In connection with our commercial businesses, we guarantee or indemnify the performance of a significant portion of the obligations of certain of our subsidiaries. For example, we routinely guarantee the obligations of Reliant Energy Services and other subsidiaries of ours under substantially all of their gas and electricity trading, marketing and origination contracts. The obligations underlying these guarantees and indemnities are recorded on our consolidated balance sheet as trading and marketing liabilities and non-trading derivative liabilities. These obligations make up a significant portion of these line items. In addition, we have, from time to time, executed guarantees of the obligations of our subsidiaries under leases of real property, financing documents and certain other miscellaneous contracts such as long-term turbine maintenance contracts. Some of these guarantees and indemnities are for fixed amounts, others have a fixed maximum amount and others do not specify a maximum amount. If we were unable to successfully negotiate lower amounts or alternative arrangements, we would not be able to satisfy all of these guarantees and indemnification obligations if they were to all come due at the same time. For additional information regarding our guarantees and indemnification obligations, see note 14(f) to our consolidated financial statements incorporated by reference herein.

  WE RELY ON POWER TRANSMISSION AND NATURAL GAS TRANSPORTATION FACILITIES THAT WE DO NOT OWN OR CONTROL. IF THESE FACILITIES FAIL TO PROVIDE US WITH ADEQUATE TRANSMISSION CAPACITY, WE MAY NOT BE ABLE TO DELIVER OUR WHOLESALE POWER TO OUR CUSTOMERS OR RECEIVE NATURAL GAS PRODUCTS AT OUR FACILITIES.

     We depend on power transmission and distribution and natural gas transportation facilities owned and operated by utilities and others to deliver energy products to our customers. Our customers in turn either consume these products or deliver them to the ultimate consumer. If transmission or transportation is disrupted, or the capacity is inadequate, our ability to sell and deliver our products may be hindered.

  AS A RESULT OF EVENTS IN CALIFORNIA OVER THE PAST FEW YEARS, OUR WHOLESALE POWER OPERATIONS IN OUR WEST REGION HAVE EXPERIENCED DELAYS IN THE COLLECTION OF RECEIVABLES AND ARE SUBJECT TO UNCERTAINTY, INCLUDING POTENTIALLY MATERIAL REFUND OBLIGATIONS, RELATING TO ONGOING LITIGATION AND GOVERNMENTAL PROCEEDINGS RELATING TO OUR ACTIVITIES IN THE ELECTRICITY AND GAS MARKETS.

     We are defendants in several class action lawsuits and other lawsuits filed against us and a number of other companies that either owned generation plants in California or sold electricity in California markets. These lawsuits challenge the prices for wholesale electricity in California during parts of 2000 and 2001. For information regarding these and other lawsuits, see notes 13(a) and 13(b) to our interim financial statements incorporated by reference herein.

     The FERC has established a refund proceeding to reset the market clearing prices for sales into the Cal ISO and Cal PX spot markets for the period from October 2000 to mid-June 2001. Although this proceeding has not yet concluded, we are likely to have a substantial net refund obligation as a result of this proceeding, which we estimate to be between approximately $103 million and $231 million for energy sales in California. For information regarding reserves against receivables, the FERC refund methodology and uncertainty in the California wholesale energy market, see note 13(b) to our interim financial statements incorporated by reference herein.

     Several state and other federal regulatory investigations are ongoing in connection with the wholesale electricity and natural gas prices in California and neighboring Western states to determine the causes of the high prices and potentially to recommend remedial action. In July 2003, the City of Los Angeles announced that it had filed suit against us and one of our employees in the United States District Court for the Central District of California. The lawsuit alleges that we conspired to manipulate the price for natural gas in breach of our contract to supply the Los Angeles Department of Water and Power with natural gas and acted in violation of federal and state antitrust laws, the federal Racketeer Influenced and Corrupt Organization Act and the California False Claims Act. The lawsuit seeks treble damages for the alleged overcharges for gas purchased by the Los Angeles Department of Water and Power of an estimated $218 million, interest, costs of suit and attorneys' fees.

     We may also face more stringent state regulations in the future. There have been efforts in California to repeal deregulation. Also, a new California state statute may give the CPUC authority to regulate the operations of our California generating subsidiaries, beyond the existing state regulation regarding environmental and other health and safety matters. The CPUC has recently initiated the process of establishing the methods through which these new requirements will be administered.

     As these investigations proceed, additional matters could be discovered that could result in the imposition of restrictions on our businesses, fines, penalties or other adverse events. Furthermore, as events occur to other companies in the retail and wholesale energy industry that lead to investigations of such companies by regulatory authorities, we may also be investigated by such regulatory authorities if they decide to broaden their investigation to comparable companies in the industry.

  OUR WHOLESALE ENERGY SEGMENT IS SUBJECT TO EXTENSIVE MARKET REGULATION. CHANGES IN THESE REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     The FERC, which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, has imposed and may continue to impose price limitations, bidding rules and other mechanisms in an attempt to address some of the price volatility in these markets and mitigate market price fluctuations. These actions, along with potential changes to existing mechanisms, could have a material adverse effect on our results of operations, financial condition and cash flows.

     We operate in a regulatory environment that is undergoing significant changes as a result of varying restructuring initiatives at both the state and federal levels. New regulatory policies, which may have a significant impact on our industry, are now being developed and we cannot predict the future direction of these changes or the ultimate effect that this changing regulatory environment will have on our business.

     Moreover, existing regulations may be revised or reinterpreted and new laws and regulations may be adopted or become applicable to our facilities or our commercial activities. Such future changes in laws and regulations may have a detrimental effect on our business. In this connection, state officials, the Cal ISO and the investor-owned utilities in California have argued to the FERC that our California generating subsidiaries should not continue to have market-based rate authority. (As discussed further above, in addition to these requests, the FERC has also recently issued a number of "Show Cause" orders against various market participants in the California markets, including a number of Reliant Resources entities. These "Show Cause" orders relate to alleged market manipulation and/or anomalous bidding practices, and could result in either disgorgement of alleged profits or the loss of market-based rate authority for various Reliant Resources entities. The FERC has also initiated an investigation into economic withholding allegations that could result in similar remedies.) In the event the market-based rate authority of any Reliant Resources entity is revoked, the FERC has not provided guidance on how cost-based rates might be implemented in a market regime. We cannot predict what actions the FERC may take in the future. The impact of receiving cost-based rates on our California portfolio is also not predictable given that the numerous details of any such implementation are unknown at this time.

     In addition to the FERC investigations, several state and other federal regulatory investigations are ongoing in connection with wholesale electricity prices to determine the causes of the high prices and potentially to recommend remedial action. As these investigations proceed, additional matters could be discovered that could result in the imposition of restrictions on our business, fines, penalties or other adverse actions.

     The Cal ISO has undertaken, at the FERC's direction, a market redesign process that includes an ongoing obligation to offer available capacity in Cal ISO markets, a $250 per MWh price cap, as well as

"automated" mitigation of all bids when any zonal clearing price for balancing energy exceeds $91.87 per MWh. The automated mitigation is only applied to bids that exceed certain reference prices and that would significantly increase the market price. However, in February 2003, the Cal ISO stated that it intends to appeal in federal court the FERC's decision regarding the application of automated mitigation to local market power situations. While the FERC has adopted similar thresholds for both local and system market power, Cal ISO is seeking to have a more restrictive procedure applied to local market power. Additional features of the California market redesign to be implemented in the future include a revised market monitoring and mitigation structure, a revised congestion management mechanism and an obligation for load-serving entities in California to maintain capacity reserves. A new California state statute purports to give the CPUC new power to regulate the operations and maintenance practices of our California generating subsidiaries, beyond the existing state regulation, regarding environmental and other health and safety matters. The CPUC has recently initiated the process of establishing the methods through which these new requirements will be administered.

     The NY Market is subject to significant regulatory oversight and control. The results of our operations in the NY Market are dependent on the continuance of the current regulatory structure. The rules governing the current regulatory structure are subject to change. We cannot assure you that we will be able to adapt our business in a timely manner in response to any changes in the regulatory structure, which could have a material adverse effect on our financial condition, results of operations and cash flows. The primary regulatory risk in this market is associated with the oversight activity of the New York Public Service Commission, the NYISO and the FERC. Our assets located in New York are subject to "lightened regulation" by the New York Public Service Commission, including provisions of the New York Public Service Law that relate to enforcement, investigation, safety, reliability, system improvements, construction, excavation, and the issuance of securities. Because lightened regulation was accomplished administratively, it could be revoked. The NYISO has the ability to revise wholesale prices, which could lead to delayed or disputed collection of amounts due to us for sales of electric energy and ancillary services. The NYISO may in some cases, subject to the FERC approval, also impose cost-based pricing and/or price caps. The NYISO has implemented automated mitigation procedures under which day-ahead energy bids will be automatically reviewed. If bids exceed certain pre-established thresholds and have a significant impact on the market-clearing price, the bids are then reduced to a pre-established market-based or negotiated reference bid. The NYISO has also adopted, at the FERC's direction, more stringent mitigation measures for all generating facilities in transmission-constrained New York City.

     On June 25, 2003, the FERC announced that it was proposing new rules to prevent market abuse. The rules would prohibit certain transactions and practices under sellers' market-based rate electric tariffs and blanket gas certificates. The new rules relate to market manipulation, communications, reporting and record retention. Under the proposed rules, a seller found to have engaged in prohibited behavior would be subject to disgorgement of unjust profits and non-monetary remedies such as revocation of the seller's market-based rate authority or blanket certificate authority. If the FERC adopts its proposed market behavior rules, our future earnings may be adversely affected by an open-ended refund obligation on sales at market-based rates or under blanket certificate authority to the extent we were determined to have violated the new tariff provisions required by the proposed rule.

     The FERC also instituted a SMD rulemaking proceeding that proposes to eliminate discrimination in transmission service and to standardize electricity market design. The FERC's SMD proceeding would establish standardized transmission service throughout the United States, a standard wholesale electric market design, including forward and spot markets for energy and an ancillary services market. Further, this proceeding is also expected to provide all RTOs specifications regarding the entities that administer these markets and how these entities perform market monitoring and mitigation. While we believe SMD is a positive development for our business, significant opposition to SMD has been voiced, and we cannot predict at this time whether SMD will be adopted as proposed or what effect standard market design, in whatever form it may take if and when it is adopted, would have on our business growth prospects and financial results.

     The FERC's RTO initiative, which began in May 1999, is making progress in all areas of the country. If RTOs are established as envisioned by the FERC, "rate pancaking," or multiple transmission charges that apply to a single point-to-point delivery of energy will be eliminated within a region, and wholesale transactions within the region and between regions will be facilitated. The end result could be a more competitive, transparent market for the sale of energy and a more economic and efficient use and allocation of resources. However, considerable opposition exists in some regions of the United States to the development of RTOs as envisioned by the FERC, and the timing for completion of the developing RTOs is uncertain.

     Additionally, federal legislative initiatives have been introduced and discussed to address the problems being experienced in some power markets and to enhance or limit the FERC authority. We cannot predict whether such proposals will be adopted or their impact on industry restructuring. If the trend towards competitive restructuring of the wholesale power markets is reversed, discontinued or delayed, the business growth prospects and financial results of our wholesale energy and retail energy segments could be adversely affected.

  OUR COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT AND THE COST OF COMPLIANCE WITH NEW ENVIRONMENTAL LAWS COULD ADVERSELY IMPACT OUR PROFITABILITY.

     Our wholesale energy segment is subject to extensive environmental regulation by federal, state and local authorities. We are required to comply with numerous environmental laws and regulations, and to obtain numerous governmental permits in operating our facilities, a number of which are coal-fired and affected by more numerous and diverse regulations. We may incur significant costs to comply with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal penalties including fines. Existing environmental regulations can be revised, reinterpreted or become applicable to our facilities, new laws and regulations could be adopted, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events occur, our business, results of operations, financial condition and cash flows could be materially adversely affected. For more information regarding compliance with environmental laws, see "Our
Business -- Environmental Matters".

  THE MAJORITY OF OUR HYDROELECTRIC FACILITIES ARE REQUIRED TO BE LICENSED UNDER THE FEDERAL POWER ACT. ANY FAILURE TO OBTAIN OR MAINTAIN A REQUIRED LICENSE FOR ONE OR MORE OF OUR HYDROELECTRIC FACILITIES COULD HAVE AN ADVERSE IMPACT ON US.

     The Federal Power Act gives the FERC exclusive authority to license non-federal hydroelectric projects on navigable waterways and federal lands. The FERC hydroelectric licenses are issued for terms of 30 to 50 years. Some of our hydroelectric facilities, representing approximately 90 MW of capacity, have licenses that expire within the next ten years. Facilities that we own representing approximately 160 MW of capacity have new or initial license applications pending before the FERC. Upon expiration of a FERC license, the federal government can take over the project and compensate the licensee, or the FERC can issue a new license to either the existing licensee or a new licensee. In addition, upon license expiration, the FERC can decommission an operating project and even order that it be removed from the river at the owner's expense. In deciding whether to issue a license, the FERC gives equal consideration to a full range of licensing purposes related to the potential value of a stream or river. It is not uncommon for the relicensing process to take between four and ten years to complete. Generally, the relicensing process begins at least five years before the license expiration date and the FERC issues annual licenses to permit a hydroelectric facility to continue operations pending conclusion of the relicensing process. We expect that the FERC will issue to us new or initial hydroelectric licenses for all the facilities with pending applications. Presently, there are no applications for competing licenses and there is no indication that the FERC will decommission or order any of the projects to be removed.

  INCREASING COMPETITION IN WHOLESALE POWER MARKETS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION, CASH FLOWS AND MAY REQUIRE ADDITIONAL LIQUIDITY TO REMAIN COMPETITIVE.

     Our wholesale energy segment competes with other energy merchants. In order to successfully compete, we must have the ability to aggregate supplies at competitive prices from different sources and locations and must be able to efficiently utilize transportation services from third-party pipelines and transmission services from electric utilities. We also compete against other energy merchants on the basis of our relative skills, financial position and access to credit sources. Energy customers, wholesale energy suppliers and transporters often seek financial guarantees and other assurances that their energy contracts will be satisfied. If price information becomes increasingly available in the energy marketing and trading business, we anticipate that our operations will experience greater competition and downward pressure on per-unit profit margins. In addition, our merchant asset business is constrained by our liquidity, our access to credit and the reduction in market liquidity. Other companies with which we compete may not have similar constraints.

  OUR BUSINESS OPERATIONS AND HEDGING ACTIVITIES EXPOSE US TO THE RISK OF NON-PERFORMANCE BY COUNTERPARTIES.

     Our trading, marketing and risk management services operations are exposed to the risk that counterparties who owe us money or physical commodities and services, such as power, natural gas or coal, will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to acquire alternative hedging arrangements or replace the underlying commitment at then-current market prices. In this event, we might incur additional losses to the extent of amounts, if any, already paid to the counterparties.

     As a result of recent events, including the credit crisis in the merchant energy sector, the bankruptcy filings of NRG Energy Inc., National Energy & Gas Transmission, Inc. and Mirant Corp., the decreasing liquidity in our trading markets and the related downgrading of our credit ratings and the credit ratings of many of our trading counterparties to below investment grade, we have been required to enter into trading and other commercial arrangements with higher risk counterparties than those with whom we have typically contracted in the past. These arrangements, coupled with the credit crisis in our sector, have increased our exposure to the risk of non-performance by counterparties who owe us money or physical commodities.

  OPERATION OF POWER GENERATION FACILITIES INVOLVES SIGNIFICANT RISKS THAT COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS AND CASH FLOWS.

     Our wholesale energy segment is exposed to risks relating to the breakdown or failure of equipment or processes, fuel supply interruptions, shortages of equipment, material and labor, and operating performance below expected levels of output or efficiency. Significant portions of our facilities were constructed many years ago. Older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to add to or upgrade equipment to keep it operating at peak efficiency, to comply with changing environmental requirements, or to provide reliable operations. Such changes could affect our operating costs. Any unexpected failure to produce power, including failure caused by breakdown or forced outage, could have a material adverse effect on our results of operations, financial condition and cash flows.

  CONSTRUCTION OF POWER GENERATION FACILITIES INVOLVES SIGNIFICANT SCHEDULE AND COST RISKS THAT COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     Currently, we have one power generation facility, and a replacement or incremental electric power generation unit at an existing facility, under construction. Our successful completion of these facilities is subject to the following:

     - power prices;

     - shortages and inconsistent qualities of equipment, material and labor;

     - availability of financing;

     - failure of key contractors and vendors to fulfill their obligations;

     - work stoppages due to plant bankruptcies and contract labor disputes;

     - permitting and other regulatory matters;

     - unforeseen weather conditions;

     - unforeseen equipment problems;

     - environmental and geological conditions; and

     - unanticipated capital cost increases.

     Any of these factors could give rise to delays, cost overruns or the termination of the plant expansion or construction. Many of these risks cannot be adequately covered by insurance. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet specified performance standards, the proceeds of such insurance, warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damages payments we may owe.

     In addition, construction delays and contractor performance shortfalls can result in the loss of revenues and may, in turn, adversely affect our results of operations. At our Seward power plant, one of our facilities under construction, a sub-contractor of one of our two main contractors at the plant, after a dispute with such main contractor, has filed a mechanics lien against the property to secure payment of the amount of their fees and damages, which the subcontractor alleges to be $36 million. These fees are disputed. The failure to complete construction according to specifications at this plant and our other facilities under construction can result in liabilities, reduced plant efficiency, higher operating costs and reduced earnings.

  THE RECENT TERMINATION OF THE TOLLING AGREEMENT FOR OUR LIBERTY ELECTRIC GENERATING STATION AND/OR A POTENTIAL FORECLOSURE BY THE LIBERTY LENDERS COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     One of our subsidiaries owns a 530 MW combined cycle gas fired power generation facility (the Liberty generating station). Liberty financed substantially all of the construction costs of the Liberty generating station through borrowings under a credit agreement of which $262 million was outstanding as of September 30, 2003. Borrowings under the Liberty credit agreement, which are non-recourse to Reliant Resources and its affiliates (other than LEP and Liberty), are secured by pledges of, among other things, the assets of the Liberty generating station, including a tolling agreement for the purchase and sale of all of the electric energy, capacity and ancillary services of the station which was terminated effective as of July 8, 2003.

     In July 2003, the counterparty under the tolling agreement, and one of its corporate guarantors, filed for reorganization under Chapter 11 of the United States Bankruptcy Code. In August 2003, the federal bankruptcy court issued an order rejecting the tolling agreement, which had the effect of terminating it, effective retroactively to July 8, 2003. The bankruptcy filing and the related termination of the tolling agreement constitute an event of default under the Liberty credit agreement. As a result, Liberty's lenders are currently entitled to control disbursement of funds by Liberty, accelerate the maturity date of the debt of the Liberty credit agreement and/or foreclose upon the lenders' security interests in Liberty's assets. In addition, as a result of the termination of the tolling agreement, and in light of current market conditions, Liberty does not expect to have sufficient cash flow to pay all of its expenses and to post the collateral required to buy fuel or in respect of the gas transportation agreements, and, at the same time, meet debt service obligations.

     An event of default under the Liberty credit agreement does not constitute an event of default under any other debt agreements of Reliant Resources or its affiliates. Likewise, a bankruptcy or reorganization of Liberty would not constitute an event of default under the debt agreements of Reliant Resources or its affiliates. If, however, the lenders foreclose on the Liberty generating station, we could incur a pre-tax loss of an amount up to our recorded net book value, with the potential of an additional loss due to an impairment of goodwill to be allocated to LEP, as a result of the foreclosure. As of September 30, 2003, the combined net book value of LEP and Liberty was $358 million, excluding the non-recourse debt obligations of $262 million.

     On December 4, 2003, the federal bankruptcy court held a hearing to consider, among other things, Liberty's motion to refer the issue of the calculation of the termination payment to arbitration (which is the dispute mechanism provided in the agreement), and the counterparty's motion to stay Liberty's action in the Federal District Court in Texas against one of the corporate guarantors. The ruling by the federal bankruptcy court on these motions is expected on or about December 18, 2003. This ruling will not resolve the merits of Liberty's or the counterparty's damage claims but rather whether the claims will be resolved in arbitration or in the federal bankruptcy court.

     For additional information regarding the bankruptcy, see note 13(e) to our interim financial statements incorporated herein by reference. Note 13(e) also contains information regarding litigation among us, the counterparty to the tolling agreement and the corporate guarantors of the counterparty to the tolling agreement, regarding a disputed termination payment of $177 million, including a counterclaim against us in the amount of $108 million. In its lawsuit, the counterparty and its corporate guarantors have reserved the right to draw upon a $35 million letter of credit issued under the senior secured revolver of Reliant Resources.

  WE COULD BE SUBJECT TO MARKET PRICES WHEN PURCHASING POWER AND/OR TO FINES UNDER CERTAIN OF OUR PROVIDER OF LAST RESORT AGREEMENTS.

     As part of our acquisition of Orion Power in February 2002, we became the provider of last resort for Duquesne Light. Under two agreements to be such provider of last resort, we are obligated for a specific period to provide energy to Duquesne Light to meet its obligations to satisfy the demands of any customer in the Duquesne Light service area that does not elect to buy energy from a competitive supplier as allowed by the Pennsylvania state deregulation initiatives or that elects to return to Duquesne Light as the designated provider of last resort. Under these contracts, we must provide all of the energy necessary to meet the contractual requirements with no minimum and no maximum quantity and Duquesne Light must buy all of the energy needed to satisfy its provider of last resort obligation from us. Given the historical demand for energy from provider of last resort customers and the historical energy generation from our assets located in Ohio, Pennsylvania and West Virginia, we generally expect to produce more energy than needed to meet our provider of last resort obligations under the POLR agreements. We will attempt to sell this excess energy into the market. The provider of last resort demand, however, will fluctuate on a continuous, real-time basis, and will likely peak during summer and winter, on weekdays, and during some hours of the day. This could cause the provider of last resort demand to be greater than the amount of energy we are able to generate at any given moment. As a result, we may need to purchase energy from the market to cover our contractual obligations. This is likely to occur at times of higher market prices, while the price we receive will be fixed under our provider of last resort agreements and will not fluctuate with the market. We may also have to purchase energy from the market to cover our contractual obligations if we have operational problems at one or more of our generating facilities that reduce our ability to produce energy. Failure to provide sufficient energy could give rise to penalties under both of our provider of last resort agreements. A severe under-delivery of energy that forces Duquesne Light to deny some customers energy could give rise to penalties of $1,000 per MWh under the first agreement or between $100 and $1,000 per MWh under the second agreement, depending upon the circumstances of such under-delivery.

RISKS RELATED TO OUR BUSINESSES GENERALLY

  WE DO NOT ATTEMPT TO FULLY HEDGE OUR ASSETS OR POSITIONS AGAINST CHANGES IN COMMODITY PRICES, AND OUR RISK MANAGEMENT POLICIES AND PROCEDURES MAY NOT BE EFFECTIVE.

     Commodity price risk is an inherent component of our retail and wholesale energy operations. Our results of operations, financial condition and cash flows depend, in large part, upon prevailing market prices for electricity and fuel in our markets. Market prices may fluctuate substantially over relatively short periods of time, potentially adversely impacting our results of operations, financial condition and cash flows. Changes in market prices for electricity and fuel may result from the following:

     - weather conditions;

     - seasonality;

     - demand for energy commodities and general economic conditions;

     - forced or unscheduled plant outages;

     - disruption of electricity or gas transmission or transportation, infrastructure or other constraints or inefficiencies;

     - addition of generating capacity;

     - availability of competitively priced alternative energy sources;

     - availability and levels of storage and inventory for fuel stocks;

     - natural gas, crude oil and refined products, and coal production levels;

     - the creditworthiness or bankruptcy or other financial distress of market participants;

     - changes in market liquidity;

     - natural disasters, wars, embargoes, acts of terrorism and other catastrophic events; and

     - federal, state and foreign governmental regulation and legislation.

     To mitigate our financial exposure related to commodity price fluctuations, we routinely enter into contracts to hedge a portion of our purchase and sale commitments, exposure to weather fluctuations, fuel requirements and transportation and inventories of natural gas, coal, refined products, and other commodities and services. As part of this strategy, we routinely utilize derivative instruments (e.g., fixed-price forward physical purchase and sales contracts, futures, financial swaps and option contracts). However, we do not expect to cover the entire exposure of our assets or positions to market price and volatility changes, and the coverage will vary over time. This hedging activity fluctuates according to strategic objectives, taking into account the desire for cash flow or earnings certainty, the availability of liquidity resources and our view of market prices.

     Our risk management procedures and our hedging strategies are constrained by our liquidity, our access to credit and the reduction in market liquidity, and may not be followed or work as planned. These and other factors may adversely impact our results of operations, financial condition and cash flows.

  WE MAY EXPERIENCE INADEQUATE LIQUIDITY DUE TO FACTORS WHICH LEAD TO POSTING OF ADDITIONAL COLLATERAL RELATED TO OUR DOMESTIC OPERATIONS.

     Based on current commodity prices, we estimate that as of November 1, 2003, we could be required to post additional collateral of up to $368 million related to our domestic operations. Factors which could lead to an increase in our actual posting of collateral include adverse changes in our industry, negative reactions to additional credit rating downgrades and changes in commodity prices. Under certain unfavorable commodity price scenarios, it is possible that we could experience inadequate liquidity as a result of the posting of additional collateral.

     At times we have open positions in the market (required to be within established corporate risk management guidelines), resulting from optimizing our power generation portfolio and eliminating our remaining trading positions. If we have open positions, changes in commodity prices could negatively impact our results of operations, financial condition and cash flows. We have measures and controls in place that are designed to mitigate the impact of commodity price changes on our positions. These measures and controls are based on statistical analyses and estimates. Consequently, no assurance can be given that these controls and measures will be effective in the event that anomalous commodity price changes occur.

     For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Trading and Marketing and Non-trading Operations" and "Quantitative and Qualitative Disclosures About Market Risk" for the three years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003, incorporated by reference herein.

  THE ULTIMATE OUTCOME OF THE NUMEROUS LAWSUITS AND REGULATORY PROCEEDINGS RELATING TO OUR ACTIVITIES IN THE ELECTRICITY AND GAS MARKETS TO WHICH WE ARE A PARTY CANNOT BE PREDICTED AT THIS TIME. ANY ADVERSE DETERMINATION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS.

     We are party to numerous lawsuits and regulatory proceedings relating to our trading and marketing activities. In addition, various state and federal governmental agencies have commenced investigations relating to these activities, including the California Attorney General, the FERC, the CFTC and criminal investigations by the United States Attorneys for the Southern District of New York, the Northern District of California and the Southern District of Texas and, in certain circumstances, the matters described elsewhere in this prospectus that have been the subject of the FERC and CFTC investigations. These lawsuits, proceedings and investigations are currently the subject of intense, highly charged media and political attention. While their ultimate outcome cannot be predicted at this time, the possibility of civil or criminal action against us or our current or former employees is possible. In addition, these lawsuits, proceedings and investigations could lead to the discovery of additional conduct or transactions not known at this time that could result in additional litigation or regulatory action.

     We have received subpoenas and informal requests for information from the United States Attorneys for the Southern District of New York, the Southern District of Texas and the Northern District of California for documents, interviews and other information pertaining to the round trip trades, price reporting and alleged price manipulation. We have produced information to each of the United States Attorneys' offices. The United States Attorney for the Southern District of New York has informed us that its investigation has been closed. In response to July 24, 2003 Grand Jury subpoenas, a number of current and former employees have given interviews to the United States Attorney for the Northern District of California or testified before the Grand Jury investigating allegations of electricity price manipulation. Based on a meeting with the United States Attorney for the Northern District of California on December 1, 2003, we understand that the United States Attorney's office anticipates making a decision on how to proceed in this matter within the next thirty to sixty days. This pending investigation, as well as the pending investigation by the United States Attorney for the Southern District of Texas, could result in civil or criminal actions being brought against us, certain of our subsidiaries or our current or former employees. The ultimate disposition of these matters could have a material adverse effect on us, our financial condition, results of operations and cash flows. See note 13(a) to our interim financial statements incorporated by reference herein.

  OUR STRATEGIC PLANS MAY NOT BE SUCCESSFUL.

     Our future results of operations are dependent on the success of our strategic plans. Our strategic plans with respect to our wholesale energy segment indicate a shift in emphasis from identifying and pursuing acquisition and development candidates to completing facilities currently under construction and integrating recently acquired generation facilities. The integration and consolidation of our acquisitions with our existing business requires substantial management, financial and other resources and may not be successfully integrated.

  IF WE FAIL TO OBTAIN OR MAINTAIN ANY NECESSARY GOVERNMENTAL PERMIT OR APPROVAL, OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

     Our operations are subject to complex and stringent energy, environmental and other governmental laws and regulations. The acquisition, ownership and operation of power generation facilities require numerous permits, approvals and certificates from federal, state and local governmental agencies. The operation of our generation facilities must also comply with environmental protection and other legislation and regulations. At present, we have wholesale operations in California, Florida, Illinois, Maryland, Mississippi, Nevada, New Jersey, New York, Ohio, Pennsylvania, Texas and West Virginia. Most of our existing domestic generation facilities are exempt wholesale generators that sell electricity exclusively into the wholesale market. These facilities are subject to regulation by the FERC regarding rate matters and by state regulatory commissions regarding environmental and other health and safety matters. The FERC has authorized us to sell electricity produced from these facilities at market prices. The FERC retains the authority to modify or withdraw our market-based rate authority and to impose "cost of service" rates. Any reduction by the FERC of the rates we may receive for our generation activities may materially adversely affect our business, results of operations, financial condition and cash flows.

  CHANGES IN TECHNOLOGY MAY IMPAIR THE VALUE OF OUR POWER PLANTS AND MAY SIGNIFICANTLY IMPACT OUR BUSINESS IN OTHER WAYS AS WELL.

     Research and development activities are ongoing to improve alternative technologies to produce electricity, including fuel cells, microturbines and photovoltaic (solar) cells. It is possible that advances in these or other alternative technologies will reduce the costs of electricity production from these technologies to a level below that which we have forecasted. In addition, increased conservation efforts and advances in technology could reduce electricity demand and significantly reduce the value of our power generation assets. Changes in technology could also alter the channels through which retail electric customers buy electricity.

  OUR RESULTS OF OPERATIONS, OUR ABILITY TO ACCESS CAPITAL AND INSURANCE AND OUR FUTURE GROWTH PROSPECTS COULD BE ADVERSELY AFFECTED BY THE OCCURRENCE OR RISK OF OCCURRENCE OF FUTURE TERRORIST ATTACKS OR RELATED ACTS OF WAR.

     We are currently unable to measure the ultimate impact of the terrorist attacks on our industry and the United States economy as a whole. The uncertainty associated with the military activity of the United States and other nations and the risk of future terrorist activity may impact our results of operations and financial condition in unpredictable ways. These actions could result in adverse changes in the insurance markets and disruptions of power and fuel markets. In addition, our generation facilities or the power transmission and distribution facilities on which we rely could be directly or indirectly harmed by future terrorist activity. The occurrence or risk of occurrence of future terrorist attacks or related acts of war could also adversely affect the United States economy. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues, margins and cash flows and limit our future growth prospects. The occurrence or risk of occurrence could also increase pressure to regulate or otherwise limit the prices charged for electricity or gas. Also, these risks could cause instability in the financial markets and adversely affect our ability to access capital on terms and conditions acceptable to us.

  OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT AND OUR INSURANCE COSTS MAY INCREASE.

     We have insurance coverage, subject to various limits and deductibles, covering our generation facilities, including property damage insurance and general liability insurance in amounts that we consider appropriate. However, we cannot assure you that insurance coverage will be available in the future on commercially reasonable terms or that the insurance proceeds received for any loss of or any damage to any of our generation facilities will be sufficient to restore the loss or damage without negative impact on our financial condition and results of operations. The costs of our insurance coverage have increased significantly during recent periods and may continue to increase in the future.

RISKS RELATED TO OUR CORPORATE AND FINANCIAL STRUCTURE

  WE HAVE SIGNIFICANT DEBT THAT COULD NEGATIVELY IMPACT OUR BUSINESS.

     We have a significant amount of debt outstanding. As of September 30, 2003, we had total consolidated debt of $7.5 billion (excluding $740 million of debt related to our European energy operations), of which $1.4 billion consisted of the notes and the senior secured notes and the balance consisted of other debt including all borrowings under the credit facilities. Also, after giving pro forma effect to the offering of the notes and the concurrent offering of the senior secured notes assuming these offerings had occurred on January 1, 2002, and the repayment of debt, with the amount of the net proceeds from the senior secured notes, that was in place prior to our March 2003 refinancing, our earnings would have been insufficient to cover our fixed charges by approximately $869 million for the nine months ended September 30, 2003, and our ratio of earnings to fixed charges would have been 1.22 for the year ended December 31, 2002. Our high level of debt could:

     - make it difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt and the notes;

     - limit our ability to obtain additional financing to operate our business;

     - limit our financial flexibility in planning for and reacting to business and industry changes;

     - place us at a competitive disadvantage as compared to less leveraged companies;

     - increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates and volatility in commodity prices; and

     - require us to dedicate a substantial portion of our cash flows to payments on our debt, thereby reducing the availability of our cash flow for other purposes including our operations, capital expenditures and future business opportunities.

     The incurrence of additional debt could make it more likely that we will experience some or all of the above-described risks.

  DESPITE CURRENT INDEBTEDNESS LEVELS, WE AND OUR SUBSIDIARIES MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. THIS COULD FURTHER EXACERBATE THE RISKS ASSOCIATED WITH OUR SUBSTANTIAL LEVERAGE.

     We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes do not prohibit us or our subsidiaries from doing so. As of September 30, 2003, the credit agreement governing our new credit facilities permit additional borrowings of up to $1.1 billion. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could significantly increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Consolidated Future Uses and Sources of Cash and Certain Factors Impacting Future Uses and Sources of Cash" for the three years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003, incorporated by reference herein.

  IF WE DO NOT GENERATE SUFFICIENT POSITIVE CASH FLOWS, WE MAY BE UNABLE TO SERVICE OUR DEBT.

     Our ability to pay principal and interest on our debt, including the principal and interest on the notes, depends on our future operating performance. Future operating performance is subject to market conditions and business factors that often are beyond our control. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow these alternative measures or that such measures would satisfy our scheduled debt service obligations.

     Based on our current level of anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our credit facilities will be adequate to meet our future needs for at least the next twelve months. However, under certain commodity pricing scenarios, we may experience strains on our liquidity. For further discussion of our current liquidity situation and related impacts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for the three years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003, incorporated by reference herein.

     We cannot assure you that our businesses will generate sufficient cash flows from operations to enable us to pay the principal, premium, if any, and interest on our debt, including these notes, or to fund our other liquidity needs. We may not be successful in realizing the cost savings and operating improvements that we currently anticipate. If commodity prices increase substantially in the near term, our liquidity could be severely strained. We may need to refinance all or a portion of our indebtedness, including these notes, on or before maturity; however, we cannot assure you that we will be able to refinance the indebtedness on commercially reasonable terms or at all. If we cannot make scheduled payments on our debt, we will be in default and, as a result:

     - our debt holders could declare all outstanding principal and interest to be due and payable;

     - our holders of the credit agreement debt and the senior secured notes could terminate their commitments and commence foreclosure proceedings against our assets; and

     - we could be forced into bankruptcy or liquidation.

  THE TERMS OF OUR DEBT MAY SEVERELY LIMIT OUR ABILITY TO PLAN FOR OR RESPOND TO CHANGES IN OUR BUSINESSES.

     Our new credit facilities and the senior secured notes restrict our ability to take specific actions in planning for and responding to changes in our business without the consent of our lenders and noteholders, even if such actions may be in our best interest. Our new credit facilities also require us to maintain specified financial ratios and meet specific financial tests. Our ability to comply with these covenants, as they currently exist or as they may be amended, may be affected by many events beyond our control and our future operating results may not allow us to comply with the covenants, or in the event of a default, to remedy that default. Our failure to comply with those financial covenants or to comply with the other restrictions in the credit agreement governing our new credit facilities could result in a default, which could cause that indebtedness (and by reason of cross-acceleration provisions, the notes and other indebtedness) to become immediately due and payable. If we are unable to repay those amounts, the holders of the credit agreement debt and the senior secured notes could proceed against the collateral granted to them to secure that indebtedness. If those holders accelerate the payment of our credit agreement debt, it is unlikely that we could pay that indebtedness immediately and continue to operate our business.

     In addition, the credit agreement governing our new credit facilities and the indenture governing the senior secured notes contain other covenants that restrict, among other things, our ability to:

     - pay dividends and other distributions with respect to our capital stock and purchase, redeem or retire our capital stock;

     - incur additional indebtedness and issue preferred stock;

     - enter into asset sales unless the proceeds from those asset sales are used to repay debt or, in certain circumstances and for a limited period of time, are placed in an escrow account to be available to be used to possibly acquire CenterPoint's holdings of the common stock of Texas Genco in the event that we determine that such acquisition is advantageous, although it is unlikely that we will do so;

     - enter into transactions with affiliates;

     - incur liens on assets to secure certain debt;

     - engage in certain business activities; and

     - engage in certain mergers or consolidations and transfers of assets.

     See "Description of Notes."

  OUR NON-INVESTMENT GRADE CREDIT RATINGS COULD ADVERSELY IMPACT OUR ABILITY TO ACCESS CAPITAL ON ACCEPTABLE TERMS, OPTIMIZE OUR ASSETS AND OPERATE OUR RISK MANAGEMENT ACTIVITIES.

     Our credit ratings have been downgraded to below investment grade and could be downgraded further. The downgrading of our credit ratings has limited, and will likely continue to limit, our ability to refinance our debt obligations and access the capital markets. A number of our commercial contracts and guarantees associated with our asset optimization and risk management operations require us to satisfy collateral margin requirements that vary depending on energy market prices and contract prices. In most cases, the consequences of rating downgrades under these contracts and guarantees require that we provide credit support to our counterparties in the form of a pledge of cash collateral, a letter of credit or other similar credit support. To meet future requirements, substantial credit support could be necessary thereby reducing the availability of our cash flows for other purposes. In certain circumstances, our liquidity could be significantly strained, which could have a material adverse effect on our business. In addition, certain of our contracts with commercial, industrial and institutional retail electricity customers give the customer the right to terminate the contract based on our receiving a below-investment-grade credit rating from certain ratings agencies. As a result of the downgrading of our credit ratings, we may not be able to satisfy future collateral margin requirements under these contracts and guarantees.

  AN INCREASE IN OUR INTEREST RATES COULD ADVERSELY AFFECT OUR CASH FLOWS.

     As of September 30, 2003, we had $5.4 billion of outstanding floating-rate debt (excluding $699 million of floating-rate debt of our European energy operations). Because of capital constraints impacting our business at the time we borrowed some of this floating-rate debt, the interest rate margins are substantially above our historical borrowing margins. In addition, any floating-rate debt issued by us in the future could be at interest rate margins substantially above our historical borrowing margins. While we may seek to use interest rate swaps or other derivative instruments to hedge portions of our floating-rate debt exposure, we may not be successful in obtaining hedges on acceptable terms. Any increase in short-term interest rates would result in higher interest costs and could adversely affect our results of operations, financial condition and cash flows.

     In addition, the capital constraints currently impacting our industry may require additional future indebtedness to include terms and/or pricing that are more restrictive or burdensome than those of our current indebtedness. This may negatively impact our ability to operate our business and could adversely affect our results of operations, financial condition and cash flows. As a result of the June and July 2003 issuances of notes and senior secured notes, our interest expense has increased substantially. For additional information regarding the $275 million of notes and $1.1 billion of senior secured notes, see note 10 to our interim financial statements and "Description of Notes", respectively.

  RELIANT RESOURCES IS A HOLDING COMPANY WITH NO OPERATIONS OF ITS OWN. AS A RESULT, WE DEPEND ON DISTRIBUTIONS FROM OUR SUBSIDIARIES TO MAKE PAYMENTS ON OUR DEBT OBLIGATIONS AND MEET OUR OTHER CASH REQUIREMENTS. APPLICABLE LAWS OR CONTRACTUAL RESTRICTIONS COULD LIMIT THE AMOUNT OF DISTRIBUTIONS MADE TO US BY OUR SUBSIDIARIES.

     We derive substantially all our operating income from, and hold substantially all of our assets through, our subsidiaries. As a result, we depend on distributions of cash flows and earnings of our subsidiaries in order to meet our payment obligations under our credit facilities and other obligations, including the notes. These subsidiaries are separate and distinct legal entities and have no obligation, unless specifically contracted, to pay any amounts due on our debts or other obligations, whether by dividends, distributions, loans or otherwise. Many of our subsidiaries have guaranteed our obligations under our new credit facilities and the senior secured notes to the extent legally and contractually permitted and are co-borrowers under the new $300 million senior priority revolving credit facility. The terms of some of our subsidiaries' indebtedness restrict their ability to pay dividends or make payments to us in some circumstances. The terms of any new or amended subsidiary indebtedness could further restrict payments from these subsidiaries. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, could limit their ability to make payments or other distributions to us.

     Our right to receive any assets of any subsidiary will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we are a creditor of any subsidiary, our rights as a creditor are subordinated to the indebtedness of the subsidiary under our new credit facilities and senior secured notes. These notes will effectively be subordinated to the prior payment of all debts (including trade payables) of our subsidiaries. As of September 30, 2003, these notes were effectively junior to $5.6 billion (excluding $1.9 billion related to our European energy operations and Desert Basin plant operations) of indebtedness and other liabilities (including trade payables) of our subsidiaries and approximately $52 million was available to these subsidiaries for future borrowings under their credit facilities (excluding $181 million available for future borrowings under our European credit facilities).

  OUR HISTORICAL FINANCIAL RESULTS AS A SUBSIDIARY OF CENTERPOINT MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

     The historical financial information relating to periods prior to the Distribution that we have included in this prospectus does not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate, stand-alone entity during such periods. Our costs and expenses during such periods reflect charges from CenterPoint for centralized corporate services and infrastructure costs. These allocations have been determined based on assumptions that we and CenterPoint considered to be reasonable under the circumstances. This historical financial information is not necessarily indicative of what our results of operations, financial condition and cash flows will be in the future. We may experience significant changes in our cost structure, funding and operations as a result of our separation from CenterPoint, including increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company.

RISKS RELATED TO THE NOTES AND OUR COMMON STOCK

  YOUR RIGHT TO RECEIVE PAYMENTS ON THESE NOTES IS JUNIOR TO OUR EXISTING INDEBTEDNESS AND POSSIBLY ALL OF OUR FUTURE BORROWINGS.

     These notes rank behind all of our existing indebtedness (other than trade payables) and all of our future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full and in cash before any payment may be made with respect to these notes.

     In addition, all payments on the notes will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.

     As of September 30, 2003, these notes were subordinated to $4.4 billion of senior debt of Reliant Resources and approximately $1.1 billion was available for borrowing as additional senior debt under Reliant Resources' new credit facilities. We will be permitted to borrow unlimited additional indebtedness, including senior debt, in the future under the terms of the indenture.

  OUR ABILITY TO REPURCHASE NOTES IN CASH UPON A CHANGE IN CONTROL MAY BE
  LIMITED.

     Our ability to repurchase notes upon the occurrence of a change in control is subject to limitations. We may not have sufficient financial resources or the ability to arrange financing to pay the repurchase price for all the notes delivered by holders seeking to exercise their repurchase right. Although we may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the notes in common stock or other applicable securities, our ability to repurchase the notes in cash may be limited or prohibited by the terms of any current or future borrowing arrangements existing at the time of a change in control. Any failure by us to repurchase the notes upon a change in control would result in an event of default under the indenture, whether or not the repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our senior debt. Moreover, the occurrence of a change in control could result in an event of default under the terms of our then existing senior debt. As a result, any repurchase of the notes may be prohibited until the senior debt is paid in full. See "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control".

     Furthermore, because the sale price of our common stock will be determined prior to the applicable repurchase date, holders of the notes bear the market risk that our common stock will decline in value between the date the sale price is calculated and the repurchase date.

  WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THESE NOTES, WHICH MAY ADVERSELY AFFECT THE MARKET PRICE.

     The notes are a new issue of securities with no established trading market. The initial purchasers have advised us that they currently intend to make a market in the notes. However, the initial purchasers are not obligated to make a market in the notes and any market making by the initial purchasers may be discontinued at any time at the sole discretion of the initial purchasers without notice. We cannot assure you that a market for the notes will develop and continue upon completion of the offering or that the market price of the notes will not decline. Various factors, such as changes in prevailing interest rates or changes in perceptions of our creditworthiness could cause the market price of the notes to fluctuate significantly. In addition, the liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by changes in the overall market for convertible securities, changes in our prospects or financial performance or in the prospects of companies in our industry generally. The trading price of the notes will also be significantly affected by the market price of our common stock, which could be subject to wide fluctuations in response to a variety of factors. The notes will not be listed on any securities exchange or included for quotation in any automated dealer system and will only be traded on the over-the-counter market.

  OUR STOCK PRICE HAS BEEN VOLATILE HISTORICALLY AND MAY CONTINUE TO BE VOLATILE. THE PRICE OF OUR COMMON STOCK, AND THEREFORE THE PRICE OF THE NOTES, MAY FLUCTUATE SIGNIFICANTLY, WHICH MAY MAKE IT DIFFICULT FOR HOLDERS TO RESELL THE NOTES OR THE SHARES OF OUR COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES WHEN DESIRED OR AT ATTRACTIVE PRICES.

     The trading price of our common stock has been and may continue to be subject to wide fluctuations. During 2002, the closing sale prices of our common stock on The New York Stock Exchange ranged from $0.99 to $17.45 per share and the closing sale price on December 5, 2003 was $6.16 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, actions by various regulatory agencies, litigation, market perceptions of our financial reporting, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.

     In addition, the stock market in general, and the market prices for energy-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who receive common stock upon conversion also will be subject to the risk of volatility and depressed prices of our common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock.

  SECURITIES WE ISSUE TO FUND OUR OPERATIONS COULD DILUTE YOUR OWNERSHIP.

     We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of current stockholders will be reduced and the new equity securities may have rights prior to those of the common stock issuable upon conversion of the notes. We may not obtain sufficient financing on terms that are favorable to you or us. We may delay, limit or eliminate some or all of our proposed or existing operations if adequate funds are not available.

  THE NOTES DO NOT RESTRICT OUR ABILITY TO INCUR ADDITIONAL DEBT OR TO TAKE OTHER ACTIONS THAT COULD NEGATIVELY IMPACT HOLDERS OF THE NOTES.

     We are not restricted under the terms of the notes from incurring additional indebtedness, including secured debt. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due.

  PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW AND OUR ORGANIZATIONAL DOCUMENTS MAY DISCOURAGE AN ACQUISITION OF US.

     Our organizational documents and the Delaware General Corporation Law both contain provisions that will impede the removal of directors and may discourage a third party from making a proposal to acquire us. For example, our board of directors may, without the consent of the stockholders, issue preferred stock with greater voting rights than the common stock. The existence of these provisions may also have a negative impact on the price of our common stock. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control. See "Description of Capital Stock -- Delaware Antitakeover Law" for a discussion of these anti-takeover provisions.

  FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD LOWER THE STOCK PRICE.

     A substantial number of shares of our common stock are subject to stock options and the notes may be converted into shares of common stock. In addition, under our new credit facilities, we issued certain warrants to our lenders, some of which vested and became exercisable immediately and the balance of which will vest and become exercisable into a substantial number of shares of our common stock if we do not, on or before May 2006, repay our senior secured term loans and/or permanently reduce the commitment under our senior secured revolving credit facility by an aggregate of $2.0 billion by May 2006. However, as of September 30, 2003, we have paid $1.056 billion of the required $2.0 billion permanent reduction. For a description of these warrants, see note 10 to our interim financial statements. We cannot predict the effect, if any, that future sales of our common stock or notes, or the availability of shares of our common stock or notes for future sale, will have on the market price of our common stock or notes. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or warrants or the conversion of the notes), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and notes.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale by any selling securityholder of the notes or shares of common stock offered under this prospectus.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on The New York Stock Exchange under the symbol "RRI". The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock. On December 5, 2003, the closing price of our common stock was $6.16 per share.

                                                                  COMMON
                                                                STOCK PRICE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
YEAR ENDED DECEMBER 31, 2001
Second Quarter (from May 1 through June 30).................  $37.50   $23.65
Third Quarter...............................................   28.60    14.45
Fourth Quarter..............................................   19.85    13.20
YEAR ENDED DECEMBER 31, 2002
First Quarter...............................................  $17.45   $ 9.50
Second Quarter..............................................   17.16     7.28
Third Quarter...............................................    8.95     1.66
Fourth Quarter..............................................    3.23     0.99
YEAR ENDING DECEMBER 31, 2003
First Quarter...............................................  $ 5.70   $ 2.25
Second Quarter..............................................    7.05     3.82
Third Quarter...............................................    6.38     3.39
Fourth Quarter (through December 5).........................    6.69     4.63

     As of December 5, 2003, there were 51,426 holders of record of our common stock.

                                DIVIDEND POLICY

     We have not paid or declared any dividends since our formation and currently intend to retain earnings for use in our business. Any future dividends will be subject to determination based upon our results of operations and financial condition, our future business prospects, any applicable contractual restrictions, including the restriction on our ability to pay dividends under the refinanced credit facilities, and other factors that our board of directors considers relevant.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents, restricted cash and certain other assets and our consolidated historical capitalization as of September 30, 2003. The information appearing in this table should be read in conjunction with our historical and unaudited financial information, together with the notes thereto, where applicable, incorporated by reference herein.

                                                                  AS OF
                                                              SEPTEMBER 30,
                                                                  2003
                                                              -------------
                                                              (IN MILLIONS)
Cash and cash equivalents...................................     $   131
                                                                 =======
Restricted cash (current and long-term).....................     $   549
                                                                 =======
Margin deposits on energy trading and hedging activities....     $    83
                                                                 =======
Current maturities of long-term debt and short-term
  borrowings................................................     $   412
Reliant Resources credit facilities.........................       3,264
Convertible senior subordinated notes.......................         275
Senior secured notes........................................       1,100
Other long-term debt........................................       2,474
                                                                 -------
Total debt..................................................       7,525
                                                                 -------
Stockholders' equity:
  Preferred stock, par value $0.001 per share; 125,000,000
     shares authorized; none outstanding....................          --
  Common stock, par value $0.001 per share; 2,000,000,000
     shares authorized; 299,804,000 issued..................          --
  Additional paid-in capital................................       5,841
  Treasury stock at cost, 5,214,806 shares..................         (90)
  Retained deficit..........................................      (1,371)
  Accumulated other comprehensive loss......................         (95)
                                                                 -------
Total stockholders' equity..................................       4,285
                                                                 -------
Total capitalization........................................     $11,810
                                                                 =======

                 SELECTED FINANCIAL INFORMATION AND OTHER DATA

     The following tables present our selected consolidated financial data for 1998 through 2002 and the nine months ended September 30, 2002 and September 30, 2003. The financial data for 1998, 1999 and 2000 are derived from the consolidated historical financial statements of CenterPoint. The financial data for 2001 and 2002 are derived from our audited financial statements. The financial data for the nine months ended September 30, 2002 and September 30, 2003 are derived from our unaudited interim consolidated financial statements. The data set forth below should be read together with our historical consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the three years ended December 31, 2000, 2001 and 2002 included in our Current Report on Form 8-K filed on November 14, 2003, incorporated by reference herein, and our interim consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the nine months ended September 30, 2002 and 2003 included in our Quarterly Report on Form 10-Q filed on November 12, 2003, incorporated by reference herein. The historical financial information may not be indicative of our future performance and the historical financial information for 1998, 1999 and 2000 does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                                                               NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                    ------------------------------------------------------   ----------------------
                                     1998     1999      2000          2001         2002          2002        2003
                                    (1)(4)   (1)(4)   (1)(4)(5)   (1)(2)(4)(5)   (1)(3)(4)   (1)(3)(4)(5)   (1)(6)
                                    ------   ------   ---------   ------------   ---------   ------------   -------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
INCOME STATEMENT DATA:
Revenues..........................   $277     $601     $2,732        $5,499       $10,577       $8,712      $ 9,209
Trading margins...................     33       88        198           378           288          281          (45)
                                     ----     ----     ------        ------       -------       ------      -------
     Total........................    310      689      2,930         5,877        10,865        8,993        9,164
                                     ----     ----     ------        ------       -------       ------      -------
Expenses:
  Fuel and cost of gas sold.......    102      293        911         1,576         1,082          826        1,078
  Purchased power.................     13      149        926         2,498         7,421        6,118        6,122
  Accrual for payment to
     CenterPoint..................     --       --         --            --           128           89           47
  Operation and maintenance.......     65      128        336           461           786          589          645
  General, administrative and
     development..................     78       94        270           471           635          476          404
  Wholesale energy goodwill
     impairment...................     --       --         --            --            --           --          985
  Depreciation and amortization...     15       23        118           170           368          268          313
                                     ----     ----     ------        ------       -------       ------      -------
     Total........................    273      687      2,561         5,176        10,420        8,366        9,594
                                     ----     ----     ------        ------       -------       ------      -------
Operating income (loss)...........     37        2        369           701           445          627         (430)
                                     ----     ----     ------        ------       -------       ------      -------
Other income (expense):
  Gains (losses) from
     investments..................     --       14        (22)           23           (23)           3            2
  (Loss) income of equity
     investments of unconsolidated
     subsidiaries.................     (1)      (1)        43             7            18           11           (1)
  Gain on sale of development
     project......................     --       --         18            --            --           --           --
  Other, net......................      1        1         --             2            23            6           (6)
  Interest expense................     (2)      --         (7)          (16)         (267)        (178)        (365)
  Interest income.................      1        1         16            22            28           14           24
  Interest income (expense) --
     affiliated companies, net....      2       (6)      (172)           12             5            5           --
                                     ----     ----     ------        ------       -------       ------      -------
     Total other income
       (expense)..................      1        9       (124)           50          (216)        (139)        (346)
                                     ----     ----     ------        ------       -------       ------      -------
Income (loss) from continuing
  operations before income
  taxes...........................     38       11        245           751           229          488         (776)
  Income tax expense..............     17        6        102           290           106          189           97
                                     ----     ----     ------        ------       -------       ------      -------
Income (loss) from continuing
  operations......................     21        5        143           461           123          299         (873)
                                     ----     ----     ------        ------       -------       ------      -------
  Income (loss) from discontinued
     operations before income
     taxes........................     --       15         73            83          (341)         119         (417)
  Income tax (benefit) expense....     --       (4)        (7)          (16)          108           95           61
                                     ----     ----     ------        ------       -------       ------      -------
  Income (loss) from discontinued
     operations...................     --       19         80            99          (449)          24         (478)
                                     ----     ----     ------        ------       -------       ------      -------
Income (loss) before cumulative
  effect of accounting changes....     21       24        223           560          (326)         323       (1,351)
Cumulative effect of accounting
  changes, net of tax.............     --       --         --             3          (234)        (234)         (24)
                                     ----     ----     ------        ------       -------       ------      -------
Net income (loss).................   $ 21     $ 24     $  223        $  563       $  (560)      $   89      $(1,375)
                                     ====     ====     ======        ======       =======       ======      =======

                                                                                               NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                    ------------------------------------------------------   ----------------------
                                     1998     1999      2000          2001         2002          2002        2003
                                    (1)(4)   (1)(4)   (1)(4)(5)   (1)(2)(4)(5)   (1)(3)(4)   (1)(3)(4)(5)   (1)(6)
                                    ------   ------   ---------   ------------   ---------   ------------   -------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
BASIC EARNINGS (LOSS) PER SHARE:
  Income (loss) from continuing
     operations...................                                   $ 1.66       $  0.43       $ 1.03      $ (2.98)
  Income (loss)from discontinued
     operations, net of tax.......                                     0.36         (1.55)        0.08        (1.64)
                                                                     ------       -------       ------      -------
  Income (loss) before cumulative
     effect of accounting
     changes......................                                     2.02         (1.12)        1.11        (4.62)
  Cumulative effect of accounting
     changes, net of tax..........                                      .01         (0.81)       (0.80)       (0.08)
                                                                     ------       -------       ------      -------
  Net income (loss)...............                                   $ 2.03       $ (1.93)      $ 0.31      $ (4.70)
                                                                     ======       =======       ======      =======
DILUTED EARNINGS (LOSS) PER SHARE:
  Income (loss) from continuing
     operations...................                                   $ 1.66       $  0.42       $ 1.02      $ (2.98)
  Income (loss) from discontinued
     operations, net of tax.......                                     0.36         (1.54)        0.08        (1.64)
                                                                     ------       -------       ------      -------
  Income (loss) before cumulative
     effect of accounting
     changes......................                                     2.02         (1.12)        1.10        (4.62)
  Cumulative effect of accounting
     changes, net of tax..........                                      .01         (0.80)       (0.80)       (0.08)
                                                                     ------       -------       ------      -------
  Net income (loss)...............                                   $ 2.03       $ (1.92)      $ 0.30      $ (4.70)
                                                                     ======       =======       ======      =======

                                                                                      NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                               ----------------------------------------------------   -----------------
                                1998       1999       2000       2001        2002      2002
                                 (1)       (1)       (1)(5)    (1)(2)(5)    (1)(3)      (5)      2003
                               -------   --------   --------   ---------   --------   -------   -------
                                                 (IN MILLIONS, EXCEPT OPERATING DATA)
STATEMENT OF CASH FLOW DATA:
Cash flows from operating
  activities.................  $    (2)  $     38   $    335   $   (152)   $    519   $   272   $   528
Cash flows from investing
  activities.................     (365)    (1,406)    (3,013)      (838)     (3,486)   (3,302)     (757)
Cash flows from financing
  activities.................      379      1,408      2,721      1,000       3,981     4,291      (771)
OTHER OPERATING DATA:
Trading and marketing
  activity(7):
  Natural gas (Bcf)(8).......    1,115      1,481      2,273      3,265       3,449     2,925       765
  Power sales (thousand
     MWh)(8).................   61,195    128,266    125,971    222,907     306,425   244,332    67,450
Power generation activity:
  Wholesale power sales
     (thousand MWh)(8).......    2,973     10,204     39,300     62,825     128,588   105,161    87,468
Retail power sales (GWh).....       --         --         --        473      62,455    48,379    49,721
Net power generation capacity
  at end of period (MW)......    3,800      4,469      9,231     10,521      19,300    19,888    20,399

                                                       DECEMBER 31,
                                      ----------------------------------------------
                                       1998     1999      2000      2001      2002     SEPTEMBER 30,
                                       (1)       (1)     (1)(5)    (1)(5)      (1)        2003(6)
                                      ------   -------   -------   -------   -------   -------------
                                                              (IN MILLIONS)
BALANCE SHEET DATA:
Property, plant and equipment,
  net...............................  $  270   $   592   $ 2,217   $ 2,796   $ 6,991      $ 8,508
Total assets........................   1,409     5,624    13,475    11,726    17,669       16,624
Short-term borrowings...............      --        --        --        92       669          307
Long-term debt to third parties,
  including current maturities......      --        69       260       297     6,159        7,218
Accounts and notes (payable)
  receivable -- affiliated
  companies, net....................     (17)   (1,333)   (1,967)      445        --           --
Stockholders' equity................     652       741     2,345     5,984     5,653        4,285

---------------

(1) Our results of operations include the results of the following acquisitions, all of which were accounted for using the purchase method of accounting, from their respective acquisition dates: the five generating facilities in California substantially acquired in April 1998, a generating facility in Florida acquired in October 1999, the REMA acquisition that occurred in May 2000 and the Orion Power acquisition that occurred in February 2002. See note 5 to our consolidated financial statements incorporated by reference herein for further information about the acquisitions occurring in 2000 and 2002. In October 1999, we acquired REPGB, which is part of our European energy operations. In February 2003, we signed an agreement to sell our European energy operations to Nuon, a Netherlands-based electricity distributor. In the first quarter of 2003, we began to report the results of our European energy operations as discontinued operations in accordance with SFAS No. 144 and accordingly, reclassified prior period amounts. Also, in July 2003, we entered into a definitive agreement to sell our Desert Basin plant and have reflected those operations as discontinued and accordingly have reclassified prior periods. For further discussion of the sales, see notes 17 and 18 to our interim financial statements incorporated by reference herein.

(2) Effective January 1, 2001, we adopted SFAS No. 133 which established accounting and reporting standards for derivative instruments. See note 7 to our consolidated financial statements incorporated by reference herein for further information regarding the impact of the adoption of SFAS No. 133.

(3) During the third quarter of 2002, we completed the transitional impairment test for the adoption of SFAS No. 142 on our consolidated financial statements, including the review of goodwill for impairment as of January 1, 2002. Based on this impairment test, we recorded an impairment of our European energy segment's goodwill of $234 million, net of tax, as a cumulative effect of accounting change. See note 6 to our consolidated financial statements incorporated by reference herein for further discussion.

(4) Beginning with the quarter ended September 30, 2002, we now report all energy trading and marketing activities on a net basis in the statements of consolidated operations. Comparative financial statements for prior periods have been reclassified to conform to this presentation. See note 2(t) to our consolidated financial statements incorporated by reference herein for further discussion.

(5) As described in note 1 to our consolidated financial statements incorporated by reference herein, our consolidated financial statements for 2000 and 2001 have been restated from amounts previously reported. The restatement had no impact on previously reported consolidated cash flows.

(6) During the nine months ended September 30, 2003, we recorded a charge of $985 million (pre-tax and after tax) related to an impairment of goodwill in our wholesale energy reporting unit. See note 7 to our interim financial statements incorporated by reference herein for discussion.

(7) Excludes financial transactions.

(8) Includes physical contracts not delivered.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     For our most recent annual consolidated financial statements and notes, see our Current Report on Form 8-K filed on November 14, 2003 and incorporated by reference herein. For our most recent annual "Management's Discussion and Analysis of Financial Condition and Results of Operations", see our Current Report on Form 8-K filed on November 14, 2003 and incorporated by reference herein. For our most recent interim consolidated financial statements and notes and interim "Management's Discussion and Analysis of Financial Condition and Results of Operations", see our Quarterly Report on Form 10-Q filed on November 12, 2003 and incorporated by reference herein.

                                  OUR BUSINESS

GENERAL

     Our business operations consist of the following business segments:

     - Retail energy -- provides electricity and related services to retail customers primarily in Texas and acquires and manages the electric energy, capacity and ancillary services associated with supplying these retail customers;

     - Wholesale energy -- provides electric energy and energy services in the competitive segments of the United States wholesale energy markets;

     - Other operations -- includes our venture capital investment portfolio and unallocated corporate costs.

FORMATION, IPO AND DISTRIBUTION

     In June 1999, the Texas legislature adopted an electric restructuring law that amended the regulatory structure governing electric utilities in Texas in order to allow retail electric competition with respect to all customer classes beginning in January 2002. In response to this legislation, CenterPoint, formerly Reliant Energy, adopted a business separation plan in order to separate its regulated and unregulated electric operations. Under the business separation plan, we were incorporated in Delaware in August 2000, and CenterPoint transferred substantially all of its unregulated businesses to us. We completed an initial public offering of approximately 20% of our common stock in May 2001 and received net proceeds from our initial public offering of $1.7 billion. We used $147 million of the net proceeds of our initial public offering to repay certain indebtedness that we owed to CenterPoint. We used the remainder of the net proceeds of our IPO for repayment of third party borrowings, capital expenditures, repurchases of our common stock and general corporate purposes. In September 2002, the Distribution was completed and, as a result, we are no longer a subsidiary of CenterPoint.

RETAIL ENERGY

     We are a certified retail electric provider in Texas, which allows us to provide electricity to residential, small commercial and large commercial, industrial and institutional customers. In January 2002, we began to provide retail electric service to all customers of CenterPoint that did not take action to select another retail electric provider and to customers that selected us to provide them electric service. All classes of customers of most investor-owned Texas utilities can choose their retail electric provider. The law also allows municipal utilities and electric cooperatives to participate in the competitive marketplace, but to date, none have chosen to do so.

     Our retail energy segment provides standardized electricity and related products and services to residential and small commercial customers with an aggregate peak demand for power up to approximately one MW (i.e., small and mid-sized business customers) and offers customized electric commodity and energy management services to large commercial, industrial and institutional customers with an aggregate peak demand for power in excess of approximately one MW (e.g., refineries, chemical plants, manufacturing facilities, real estate management firms, hospitals, universities, school systems, governmental agencies, multi-site retailers, restaurants, and other facilities under common ownership or franchise arrangements with a single franchiser, which aggregate to approximately one MW or greater of peak demand). We own certain ERCOT generation facilities, which consist of ten power generation units completed or under various stages of construction at seven facilities with an aggregate net generation capacity of 805 MW located in Texas. The generating capacity of these facilities consists of 100% base-load capacity.

     We currently provide retail electric service only in Texas. However, we entered into contracts to provide retail electric services to large commercial, industrial and institutional customers in New Jersey that began on August 1, 2003, and we are taking steps to provide electricity and related products and services to large commercial, industrial and institutional customers in certain other states. In New Jersey, we are registered as an "electric power supplier", in Pennsylvania, we are registered as an "electric generation supplier", and in Maryland, we are licensed as an "electric supplier".

  RESIDENTIAL AND SMALL COMMERCIAL SERVICES

     We have approximately 1.6 million residential customers and over 200,000 small commercial accounts in Texas, making us the second largest retail electric provider in Texas. The majority of our customers are in the Houston metropolitan area, but we also have customers in other metropolitan areas, including Dallas and Corpus Christi, Texas.

     In general, the Texas regulatory structure permits retail electric providers to procure electricity from wholesale generators at unregulated rates, sell the electricity at generally unregulated prices to retail customers and pay the local transmission and distribution utilities a regulated tariff rate for delivering the electricity to the customers. By allowing retail electric providers to provide retail electricity at any price, the Texas electric restructuring law is designed to encourage competition among retail electric providers. However, retail electric providers which are affiliates of, or successors in interest to, electric utilities are restricted in the prices they may charge to residential and small commercial customers within the affiliated transmission and distribution utility's traditional service territory. We are deemed to be the affiliated retail electric provider in CenterPoint's Houston area service territory, and we are an unaffiliated retail electric provider in all other areas. The prices that affiliated retail electric providers charge are subject to a specified price, or "price to beat" and the affiliated retail electric providers are not permitted to sell electricity to residential and small commercial customers in the service territory of the affiliated transmission and distribution utility at a price other than the price to beat until January 2005, unless before that date 40% or more electricity consumed in 2000 by the relevant class of customers in the affiliated transmission and distribution utility service territory is committed to be served by other retail electric providers. Unaffiliated retail electric providers may sell electricity to residential and small commercial customers at any price.

     In addition, the Texas electric restructuring law requires the affiliated retail electric provider to make the price to beat available to residential and small commercial customers who request it in the affiliated transmission and distribution utility's traditional service territory until January 1, 2007. The price to beat only applies to electric services provided to residential and small commercial customers (i.e., customers with an aggregate peak demand at or below one MW).

     The PUCT's regulations allow an affiliated retail electric provider to adjust the price to beat based on the wholesale energy supply cost component or "fuel factor" included in its price to beat up to twice a year. The PUCT's current regulations allow us to request an adjustment of our fuel factor based on the percentage change in the forward price of natural gas or as a result of changes in the price of purchased energy. As part of a request to change the fuel factor for changes in purchased energy prices, we would have to show that the fuel factor must be adjusted to restore the amount of headroom that existed at the time the initial price to beat fuel factor was set by the PUCT. During 2002, we requested, and the PUCT approved, two such adjustments to our price to beat fuel factor. In January 2003, we requested, and the PUCT approved in March 2003, an increase of our price to beat fuel factor. In July 2003, our second and final request for 2003 was approved by the PUCT to increase the price to beat fuel factor based on a 23.1% increase in the price of natural gas. Our requested increase was based on an average forward 12-month natural gas price of $6.1000/MMbtu during the twenty-day trading period beginning May 14, 2003 and ending June 11, 2003. The requested increase represents an increase of 9.2% in the total bill of a residential customer using, on average, 12,000 kilowatt hours per year. We cannot estimate with any certainty the magnitude and timing of future adjustments required, if any, or the impact of such adjustments on our headroom. To the extent that a requested adjustment is not received on a timely basis, our results of operations, financial condition and cash flows may be adversely affected.

     In March 2003, the PUCT approved a revised price to beat rule. The changes from the previous rule include an increase in the number of days used to calculate the natural gas price average from 10 trading days to 20 trading days, and an increase in the threshold of what constitutes a significant change in the market price of natural gas from 4% to 5%, except for filings made after November 15th of a given year that must meet a 10% threshold. The revised rule also provides that the PUCT will, after reaching a determination of stranded costs in 2004, make downward adjustments to the price to beat fuel factor if natural gas prices drop below the prices embedded in the then-current price to beat fuel factor. In addition, the revised rule also specifies that the base rate portion of the price to beat will be adjusted to account for changes in the non-bypassable rates that result from the utilities' final stranded cost determination in 2004. Adjustments to the price to beat will be made following the utilities' final stranded cost determination in 2004.

     We will be required to make a payment to CenterPoint in 2004 as required by the Texas electric restructuring law, unless on or prior to January 1, 2004, 40% or more of the amount of electric power that was consumed in 2000 by residential or small commercial customers, as applicable, within CenterPoint's Houston service territory is being provided by retail electric providers other than us. This amount will be computed by multiplying $150 by the number of residential or small commercial customers, as the case may be, that we serve on January 1, 2004 in CenterPoint's Houston service territory, less the number of residential or small commercial electric customers, as the case may be, we serve in other areas of Texas. Currently, we believe it is probable that we will be required to make a payment in the range of $170 million to $180 million (pre-tax), with a most probable estimate of $175 million to CenterPoint related to our residential customers only.

     Currently, we believe that the 40% test for small commercial customers will be met and we will not make a payment related to those customers. If the 40% test is not met related to our small commercial customers and a payment is required, we estimate this payment would be approximately $30 million.

  LARGE COMMERCIAL, INDUSTRIAL AND INSTITUTIONAL SERVICES -- SOLUTIONS BUSINESS

     We provide electricity and energy services to large commercial, industrial and institutional customers (i.e., customers with an aggregate peak demand of greater than approximately one MW) in Texas with whom we have signed contracts. In addition, we provide electricity to those large commercial, industrial and institutional customers in CenterPoint's service territory who have not entered into a contract with any retail electric provider. We also provide customized energy solutions, including risk management and energy services products, and demand side and energy information services to our large commercial, industrial and institutional customers.

     Our large commercial, industrial and institutional customers include refineries, chemical plants, manufacturing facilities, real estate management firms, hospitals, universities, school systems, governmental agencies, multi-site retailers, restaurants and other facilities under common ownership or franchise arrangements with a single franchiser, which aggregate to approximately one MW or greater of peak demand. Excluding those parts of Texas not currently open to competition, the large commercial, industrial and institutional segment in Texas consists of approximately 2,700 buying organizations consuming an estimated aggregate of approximately 17,000 MW of electricity at peak demand. Our contracts with customers represent a peak demand of approximately 5,500 MW at approximately 24,000 metered locations.

  PROVIDER OF LAST RESORT

     In Texas, a provider of last resort is required to offer standard retail electric service with no interruption of service, except in the event of non-payment, to any customer requesting electric service, to any customer whose certified retail electric provider has failed to provide electric service or to any customer that voluntarily requests this type of service. Through a competitive bid process administered by the PUCT, we were appointed to serve as the provider of last resort in many regions of the state. We do not expect to serve a large number of customers in this capacity, as many customers are expected to subsequently select a retail electric provider. We will serve a two-year term as the provider of last resort ending December 31, 2004. Pricing for service provided by a provider of last resort may include a customer charge and an energy charge, which for residential and small commercial customers is adjustable based upon changes in the forward price of natural gas. For large non-residential customers, the energy charge is adjusted based upon the ERCOT market-clearing price of energy. For all customer classes, the adjustment to the energy charge is subject to a floor amount. Non-residential customers will be assessed a demand charge.

  RETAIL ENERGY SUPPLY

     We continuously monitor and update our retail energy supply positions based on our retail energy demand forecasts and market conditions. We enter into bilateral contracts with third parties for electric energy, capacity and ancillary services.

     Texas Genco (currently 81% owned by CenterPoint), which owns approximately 13,900 MW of aggregate net generation capacity in Texas, is our primary source of retail energy capacity. In total, we have contracted for approximately two-thirds of our capacity requirements for 2004 and a significant portion of our estimated 2005 requirements, in part, by purchasing entitlements to generation capacity from Texas Genco.

     In the future, we expect to continue to contract for a significant portion of the supply requirements of our Texas retail energy business, but over time we are likely to supplement our market-based purchases with the acquisition of individual generation assets.

     Unless otherwise extended, Texas Genco's obligation to sell 85% of its generation capacity in auctions and the master purchase agreement governing purchases of capacity and/or energy from Texas Genco will terminate on January 24, 2004, the expiration date of the Texas Genco option. The termination of these contractual arrangements will have no impact on existing purchase commitments with Texas Genco entered into prior to that date.

     The master power purchase agreement is secured by a lien against our rights in accounts receivable and related assets of certain of our subsidiaries. The master power purchase agreement does not require us to post cash collateral or letters of credit to secure our obligations so long as Texas Genco's credit exposure to us under the contract does not exceed $250 million from May 1 to August 31 and $200 million from September 1 through April 30.

     We have an option to acquire CenterPoint's holdings of the common stock of Texas Genco that is exercisable from January 10, 2004 until January 24, 2004. On December 5, 2003, we announced that it is unlikely that we will exercise our option to purchase CenterPoint's holdings of common stock of Texas Genco.

  ERCOT

     We are a member of ERCOT. The ERCOT ISO is responsible for maintaining reliable operations of the bulk electric power supply system in the ERCOT Region. Its responsibilities include ensuring that information relating to a customer's choice of retail electric provider is conveyed in a timely manner to anyone needing the information. It is also responsible for ensuring that electricity production and delivery are accurately accounted for among the generation resources and wholesale buyers and sellers in the ERCOT Region. Unlike some independent system operators in other regions of the country, the ERCOT ISO does not operate a centrally dispatched pool and does not procure energy on behalf of its members other than to maintain the reliable operation of the transmission system. Members are responsible for contracting their energy requirements bilaterally. The ERCOT ISO also serves as agent for procuring ancillary services for those who elect not to secure their own ancillary services requirement.

     Members of ERCOT include retail customers, investor and municipal owned electric utilities, rural electric cooperatives, river authorities, independent generators, power marketers and retail electric providers. The ERCOT Region operates under the reliability standards set by the North American Electric Reliability Council. The PUCT has primary jurisdictional authority over the ERCOT Region to ensure the adequacy and reliability of electricity across the state's main interconnected power grid.

     The ERCOT Region is divided into four congestion zones: north, south, west and Houston. While most of our retail demand and associated supply is located in the Houston congestion zone, we serve customers and acquire supply in all four congestion zones. In addition, ERCOT conducts annual and monthly auctions of transmission congestion rights which provide the entity owning transmission congestion rights the ability to financially hedge price differences between zones (basis risk). The PUCT prohibits any single ERCOT market participant from owning more than 25% of the available transmission congestion rights on any congestion path.

  COMPETITION

     For information regarding competitive factors affecting our retail energy segment, see "Risk Factors -- Risks Related to Our Retail Energy Operations".

WHOLESALE ENERGY

     Our wholesale energy segment provides energy and energy services with a focus on the competitive segment of the United States wholesale energy markets. We have built a portfolio of electric power generation facilities, through a combination of acquisitions and development, that are not subject to traditional cost-based regulation; therefore, we can generally sell electricity at prices determined by the market, subject to regulatory limitations. We market electric energy, capacity and ancillary services and procure and, in some instances, resell, natural gas, coal, fuel oil, natural gas transportation capacity and other energy-related commodities to optimize our physical assets and manage the risk of our asset portfolio. In March 2003, we decided to exit our proprietary trading activities and liquidate, to the extent practicable, our proprietary positions. Although we have exited our proprietary trading activities, we have legacy positions, which will be closed as economically feasible or in accordance with their terms. We will continue to engage in marketing and hedging activities related to our electric generating facilities, pipeline transportation capacity positions, pipeline storage positions and fuel positions.

  OVERVIEW OF WHOLESALE ENERGY MARKET

     Over the past two years, the wholesale energy markets in the United States have undergone dramatic changes. In late 2000 into early 2001, power markets across most of the United States were trading at historical highs due in large part to tight wholesale power market conditions, gas prices being at record levels because of falling supplies and strong demand from a growing economy, gas trading volumes continuing their rapid growth, and power trading and generation companies having substantial access to the debt and equity markets. However, during the summer of 2001, market conditions began to take a downward turn when the first significant wave of nearly 200,000 MW of new generating capacity commenced operations and began to ease the tight wholesale power market conditions. Also, state regulators, in concert with the FERC, began to impose price caps and other marketplace rules that resulted in power and ancillary service prices in certain markets being at or near the variable cost to provide them. Energy trading activity also saw a sharp reversal during 2001. The failure of certain energy companies damaged the reputation of the entire industry and energy trading specifically. The heightened attention on energy trading businesses and the subsequent findings and allegations of questionable business practices and transactions engaged in by a number of industry participants, including us, caused a further erosion of confidence in the industry. As a result, liquidity in the market began to decline.

     The overall market conditions in the wholesale power industry continued to worsen during 2002. With the addition of still more generation capacity and heightened regulatory oversight, power prices continued their downward trend, trading at or barely above the variable cost of production in many markets. Confronted with a weaker profit outlook in both electric generation and energy trading and significant amounts of short-term debt to be refinanced, credit agencies began a series of downgrades of substantially all the industry's major market participants, leaving many with below investment grade credit ratings. These downgrades severely curtailed the access of these companies to the debt or equity markets and triggered credit collateral requirements relating to their trading and hedging activities. Consequently, many companies were forced to significantly reduce their trading activities, which further reduced market liquidity. Moreover, during the second quarter of 2003, market liquidity was negatively impacted by the filings for reorganization under Chapter 11 of the United States Bankruptcy Code of three companies in the wholesale power industry, NRG Energy Inc., National Energy & Gas Transmission, Inc. and Mirant Corp.

     During the second half of 2002 and continuing into 2003, investors and government regulators, as well as many industry participants and independent observers, urged industry reforms to provide more balanced and sustainable long-term market conditions in both the power markets and the energy trading markets. The most significant of these are the FERC's efforts to implement SMD and industry efforts to develop clearing and settlement provisions at energy exchanges that would greatly reduce collateral requirements of participating companies.

  POWER GENERATION OPERATIONS

     We own, own an interest in, or lease 119 operating electric power generation facilities with an aggregate net generating capacity of 19,279 MW located in five regions of the United States (excluding our ERCOT generation facilities). This excludes 588 MW related to our Desert Basin plant, which was sold in October 2003, and 811 MW related to the retirement of certain units in the West and Mid-Atlantic regions. We have 1,063 MW of additional net generating capacity under construction. One gas-fired generating facility (541 MW) is due to reach commercial operation in the fourth quarter of 2003 and one waste-coal fired generating facility (522 MW) is due to reach commercial operation in the second half of 2004. The generating capacity of these facilities consists of approximately 25% of base-load, 44% of intermediate and 31% of peaking capacity.

     The following table describes our electric power generation facilities and net generating capacity by region as of December 5, 2003:

                                                TOTAL NET
                                  NUMBER OF     GENERATING
                                 GENERATION      CAPACITY
REGION                          FACILITIES(1)    (MW)(2)         DISPATCH TYPE(3)           FUEL TYPE
------                          -------------   ----------   ------------------------   ------------------
MID-ATLANTIC
  Operating(4)(5).............        21           5,161     Base, Intermediate, Peak   Gas/Coal/Oil/Hydro
  Under Construction(6)(7)....         1             522     Base                       Coal
                                     ---          ------
  Combined....................        22           5,683
NEW YORK
  Operating(8)................        77           2,952     Base, Intermediate, Peak   Gas/Oil/Hydro
MID-CONTINENT
  Operating...................         9           4,484     Base, Intermediate, Peak   Gas/Oil/Coal
SOUTHEAST
  Operating(9)(10)............         6           3,010     Base, Intermediate, Peak   Gas/Oil
WEST
  Operating(11)(12)(13)(14)...         6           3,672     Base, Intermediate, Peak   Gas/Oil
  Under Construction(6).......         1             541     Base, Intermediate         Gas
                                     ---          ------
  Combined....................         7           4,213
TOTAL
  Operating...................       119          19,279
  Under Construction..........         2           1,063
                                     ---          ------
  Combined....................       121          20,342
                                     ===          ======

---------------

 (1) Unless otherwise indicated, we own a 100% interest in each facility listed.

 (2) Average summer and winter net generating capacity.

 (3) We use the designations "Base," "Intermediate," and "Peak" to indicate whether the facilities described are base-load, intermediate, or peaking facilities, respectively.

 (4) We lease a 100%, 16.67% and 16.45% interest in three Pennsylvania facilities having 614 MW, 284 MW and 282 MW of net generating capacity, respectively, through facility lease agreements having terms of 26.25 years, 33.75 years and 33.75 years, respectively.

 (5) In October 2003, we announced the retirement of two Mid-Atlantic generation units having 232 MW of net generating capacity, which are excluded from the table above.

 (6) We consider a project to be "under construction" once we have acquired the necessary permits to begin construction, broken ground on the project site and contracted to purchase machinery for the project, including the combustion turbines.

 (7) In November 2003, we retired two generation units having 197 MW of net generating capacity at the Seward facility, which are excluded from the table above. This retirement was necessary to continue construction of the replacement capacity of 522 MW.

 (8) Excludes two hydro plants with a net generating capacity of 5 MW, which are not currently operational.

 (9) We own a 50% interest in one of these facilities having a net generating capacity of 108 MW. An independent third party owns the other 50%.

(10) We are party to tolling agreements entitling us to 100% of the capacity of two Florida facilities having 630 MW and 474 MW of net generating capacity, respectively. These tolling agreements have terms of 10 years and 5 years, respectively, and are treated as operating leases for accounting purposes.

(11) In October 2003, we announced the retirement of two California generation units having 264 MW of total net generating capacity were idled due to a lack of required environmental permits, which are excluded from the table above.

(12) At the end of December 2003, we will retire one California generation unit having 118 MW of net generating capacity, which are excluded from the table above, due to a lack of required environmental permits.

(13) We own a 50% interest in one Nevada facility having a total generating capacity of 470 MW. An independent third party owns the other 50%.

(14) In November 2003, we announced that the following units in California will be mothballed: two units at Etiwanda (640 MW); one unit at Mandalay (130
     MW) and one unit at Ellwood (54 MW), which are included in the table above.

  MID-ATLANTIC REGION

     Facilities. We own, own an interest in, or lease 21 operating electric power generation facilities with an aggregate net generating capacity of 5,161 MW located in Pennsylvania, New Jersey and Maryland. The generating capacity of these facilities consists of approximately 28% of base-load, 47% of intermediate and 25% of peaking capacity.

     We are constructing a 522 MW coal-fired base-load unit that will replace two of our generating units at an existing facility located in Pennsylvania. We expect this unit will begin commercial operation by the end of 2004. Because of lower price conditions in the PJM Market and the rising cost of operations, particularly with respect to emission costs, we retired an 82 MW coal-fired facility located in our Mid-Atlantic region in September 2002. In November 2003, we retired two generation units having 197 MW of net generating capacity to allow continued construction of replacement capacity (522 MW) at the facility. In addition, we plan to retire two Mid-Atlantic generation units having 232 MW of total net generating capacity, in early 2004.

     The following table describes the electric power generation facilities we owned, leased or had under construction in the Mid-Atlantic region of the United States as of December 5, 2003:

                                          SUMMER/WINTER
                                          NET GENERATING
GENERATION FACILITIES(1)     LOCATION      CAPACITY(MW)     FUEL TYPE     DISPATCH TYPE(2)
------------------------   ------------   --------------   ------------   ----------------
Operating
  Blossburg..............  Pennsylvania          23        Gas            Peak
  Conemaugh(3)...........  Pennsylvania         282        Coal/Oil       Base/Peak
  Deep Creek.............  Maryland              19        Hydro          Base
  Gilbert................  New Jersey           615        Dual           Inter/Peak
  Glen Gardner...........  New Jersey           184        Dual           Peak
  Hamilton...............  Pennsylvania          23        Oil            Peak
  Hunterstown............  Pennsylvania         866        Dual/Gas       Inter/Peak
  Keystone(3)............  Pennsylvania         284        Coal/Oil       Base/Peak
  Liberty................  Pennsylvania         568        Gas            Base
  Mountain...............  Pennsylvania          47        Dual           Peak
  Orrtanna...............  Pennsylvania          23        Oil            Peak
  Piney..................  Pennsylvania          28        Hydro          Base
  Portland...............  Pennsylvania         584        Coal/Gas/Oil   Base/Inter/Peak
  Sayreville(5)..........  New Jersey           264        Dual           Peak
  Shawnee................  Pennsylvania          23        Oil            Peak
  Shawville(3)...........  Pennsylvania         614        Coal/Oil       Base/Peak
  Titus..................  Pennsylvania         281        Coal/Dual      Inter/Peak
  Tolna Station..........  Pennsylvania          47        Oil            Peak
  Warren.................  Pennsylvania          68        Dual           Peak
  Wayne..................  Pennsylvania          66        Oil            Peak
  Werner.................  New Jersey           252        Oil            Peak
                                              -----
Total Operating..........                     5,161
                                              -----
Under Construction
  Seward(4)..............  Pennsylvania         522        Coal           Base
                                              -----
Total Under
  Construction...........                       522
                                              -----
TOTAL COMBINED...........                     5,683
                                              =====

---------------

(1) Unless otherwise indicated, we own a 100% interest in each facility listed. All of these facilities are operational.

(2) We use the designations "Base," "Inter" and "Peak" to indicate whether the facilities described are base-load, intermediate or peaking facilities, respectively.

(3) We lease a 100% interest in the Shawville Station, a 16.67% interest in the Keystone Station and a 16.45% interest in the Conemaugh Station under facility interest lease agreements with original terms of 26.25 years, 33.75 years and 33.75 years, respectively.

(4) In November 2003, we retired two generation units having 197 MW of net generating capacity at the Seward facility, which are excluded from the table above. This retirement was necessary to continue construction of the replacement capacity of 522 MW.

(5) In October 2003, we announced the retirement of two Sayreville generation units having 232 MW of net generating capacity, which are excluded from the table above.

     Market Framework. We currently sell the power generated by our Mid-Atlantic facilities in the PJM Market and occasionally to buyers in adjacent power markets, such as the ECAR Market and NY Market. We also expect to sell power in a newly created PJM West Market. Each of the PJM, the NY and the

PJM West Markets operates as centralized power pools with open-access, non-discriminatory transmission systems. The PJM and PJM West Markets are administered by PJM, a FERC-approved RTO.

     Although the transmission infrastructure within these markets is generally well developed and independently operated, transmission constraints exist between, and to a certain extent within, these markets. In particular, transmission of power from western Pennsylvania and upstate New York to eastern Pennsylvania, New Jersey and New York City may be constrained. Depending on the timing and nature of transmission constraints, market prices may vary from market to market, or between sub-regions of a particular market. Market prices are generally higher in New York City than in other parts of New York due to the transmission constraints.

     In addition to managing the transmission system, PJM is responsible for maintaining competitive wholesale markets, operating the spot wholesale electric energy, capacity and ancillary services markets and determining the market clearing price based on bids submitted by participating generators in each market. PJM generally matches sellers with buyers within a particular market that meet specified minimum credit standards. We sell electric energy, capacity and ancillary services into the markets maintained by PJM on both a real-time basis and a forward basis for periods of up to one year. Our customers consist of the members of each market, including municipalities, electric cooperatives, integrated utilities, transmission and distribution utilities, retail electric providers and power marketers. We also sell electric energy, capacity and ancillary services to customers in our Mid-Atlantic region under negotiated bilateral contracts.

     PJM has an internal market monitor. The internal market monitor reports on issues relating to the operation of the PJM Market, including the determination of transmission congestion costs or the potential of any market participation to exercise market power within the PJM Market or PJM West Market. The internal market monitor evaluates the operation of both spot and bilateral markets to detect either design or structural flaws in the PJM Market and evaluates any proposed enforcement mechanisms that are necessary to assure compliance with the PJM Protocols.

     The PJM Protocols allow energy demand to respond to price changes. The lack of sufficient energy demand that may respond has been cited as the primary reason for retaining the electric energy, capacity and ancillary service market caps, which are currently set at $1,000 per MWh in the PJM Market and the energy price mitigation measures in the PJM Market.

     Energy market price mitigation measures are implemented for some generating facilities when, in the opinion of PJM, transmission constraints are present. This is commonly referred to as price capping. In such instances, PJM requires, for purposes of system reliability, the dispatch of specific units. In the opinion of PJM, these units are not needed to meet energy demand and are only necessary to maintain the stability of the PJM transmission system. When price capping is imposed, the asking price submitted by these generating facilities is disregarded in setting the PJM market price and the subject units receive a mitigated price that is generally equal to incremental operating costs of the generating unit plus 10%. Historically, 11 generating facilities, representing over 250 MW, in our Mid-Atlantic region have been consistently impacted by this procedure. In addition, a few other generating facilities in our Mid-Atlantic region have experienced occasional price capping during selective hours.

     PJM attempts to ensure that there is sufficient generation capacity to meet energy demand and ancillary services requirements through a capacity market. All power retailers are required to demonstrate commitments for capacity sufficient to meet their peak forecasted load plus a reserve above this level, currently set at 18%. Prices for capacity are capped by PJM at approximately $175 per MW per day.

  NEW YORK REGION

     Facilities. We own 77 operating electric power generation facilities with an aggregate net generating capacity of 2,952 MW located in New York. Our generating facilities in the New York region consist of two distinct groups, intermediate and peaking facilities located in New York City and, with the exception of one gas-fired facility, 73 small run-of-river hydro facilities located in central and northern New York

State. The overall generating capacity of these facilities consists of approximately 23% of base-load, 41% of intermediate and 36% of peaking capacity. With the exception of one facility, all of our New York facilities were acquired as a result of utility divestitures.

     The following table describes the electric power generation facilities we owned, leased or had under construction in the New York region of the United States as of December 5, 2003:

                                             SUMMER/WINTER
                                             NET GENERATING
GENERATION FACILITIES(1)          LOCATION   CAPACITY (MW)    FUEL TYPE   DISPATCH TYPE(2)
------------------------          --------   --------------   ---------   ----------------
Operating
  Astoria.......................  New York       1,277        Gas/Dual    Inter/Peak
  Carr Street...................  New York         101        Gas         Inter
  Gowanus.......................  New York         597        Dual/Oil    Peak
  Narrows.......................  New York         305        Dual        Peak
  Hydroelectric assets(3).......  New York         672        Hydro       Base
                                                 -----
Total Operating.................                 2,952
                                                 =====

---------------

(1) Unless otherwise indicated, we own a 100% interest in each facility listed. All of these facilities are operational.

(2) We use the designations "Base," "Inter" and "Peak" to indicate whether the facilities described are base-load, intermediate or peaking facilities, respectively.

(3) Excludes two hydro plants with a net generating capacity of 5 MW, which are not currently operational.

     Market Framework. We currently sell the power generated by our New York regional facilities in the NY Market. In New York City, we sell electric energy and ancillary services into both day-ahead and real-time markets and capacity in the monthly and six month forward markets. Our customers include municipalities, electric cooperatives, integrated utilities, transmission and distribution utilities, retail electric providers and power marketers. Our hydro facilities are currently under contract to sell all electric energy, capacity and ancillary services to Niagara Mohawk under contract through September 2004.

     Our sales into markets administered by NYISO are governed by the NYISO Protocols. The NYISO Protocols allow energy demand to respond to high prices in emergency and non-emergency situations. The lack of sufficient energy demand that may respond to prices has been cited as one of the primary reasons for retaining wholesale energy bid caps, which are currently set at $1,000 per MWh in the NY Market.

     The NYISO Protocols established a capacity market in order to ensure that there is enough generation capacity to meet retail energy demand and ancillary services requirements. All power retailers are required to demonstrate commitments for capacity sufficient to meet their peak forecasted load plus a reserve requirement, currently set at 18%. As an additional local reliability measure, power retailers located in New York City are required to procure the majority of this capacity, currently 80% of their peak forecasted load, from generating units located in New York City. Because only a few suppliers own the existing in-city capacity, previously divested utility generation is subject to a capacity price cap of $105 per KW per year, and sales capacity from substantially all our existing in-city generating units are subject to this cap. Any generation capacity added following divestiture is not subject to a capacity price cap.

     NYISO has implemented a measure known as the "automated mitigation procedure" under which day-ahead energy bids will be automatically reviewed. If bids exceed certain pre-established thresholds and have a significant impact on the market-clearing price, the bids are then reduced to a pre-established market based or negotiated reference bid. NYISO has also adopted, at the FERC's direction, more stringent mitigation measures for all generating facilities in transmission-constrained New York City.

     NYISO has an internal market monitoring organization. The market monitor assesses the efficiency and effectiveness of the electric energy, capacity and ancillary services. In performing these functions, the internal market monitor develops reference price levels for each generator, oversees the operation of NYISO's automatic mitigation procedure, investigates potential anti-competitive behavior by market participants, recommends changes in market Protocols and prepares periodic reports for submission to the FERC and other agencies. In addition, NYISO also has an external market advisor that works closely with the market monitor and has the independent authority to suggest changes in Protocols or recommend sanctions or penalties directly to the NYISO governing board. The NYISO market advisor issues written reports containing analyses and recommendations, which are made available to the public.

  MID-CONTINENT REGION

     Facilities. We own 9 operating electric power generation facilities with an aggregate net generating capacity of 4,484 MW located in Illinois, Ohio, Pennsylvania and West Virginia. The generating capacity of these facilities consists of approximately 51% of base-load, 7% of intermediate and 42% of peaking capacity.

     The following table describes the electric power generation facilities we owned or had under construction in the Mid-Continent region of the United States as of December 5, 2003:

                                                SUMMER/WINTER
                                                NET GENERATING
GENERATION FACILITIES(1)          LOCATION      CAPACITY (MW)    FUEL TYPE   DISPATCH TYPE(2)
------------------------        -------------   --------------   ---------   ----------------
Operating
  Aurora......................  Illinois              912        Gas         Peak
  Avon Lake...................  Ohio                  721        Coal/Oil    Base/Peak
  Brunot Island...............  Pennsylvania          367        Gas/Oil     Inter/Peak
  Ceredo......................  West Virginia         475        Gas         Peak
  Cheswick....................  Pennsylvania          566        Coal        Base
  Elrama......................  Pennsylvania          487        Coal        Base
  New Castle..................  Pennsylvania          339        Coal/Gas    Base/Peak
  Niles.......................  Ohio                  246        Coal/Gas    Base/Peak
  Shelby County...............  Illinois              371        Gas         Peak
                                                    -----
Total Operating...............                      4,484
                                                    =====

---------------

(1) Unless otherwise indicated, we own a 100% interest in each facility listed.

(2) We use the designations "Base," "Inter" and "Peak" to indicate whether the facilities described are base-load, intermediate or peaking facilities, respectively.

     Market Framework. We generally sell the electric energy, capacity and ancillary services generated and/or provided by our Mid-Continent region portfolio into the PJM West Market, the ECAR Market and the MAIN Market. These markets include all or portions of Illinois, Wisconsin, Missouri, Indiana, Ohio, Michigan, Virginia, West Virginia, Tennessee, Maryland and Pennsylvania. The PJM West Market operates as part of the PJM centralized power pool with an open-access, non-discriminatory transmission system administered by an independent system operator approved by the FERC that is responsible for, among other things, maintaining competitive wholesale markets, operating the spot wholesale energy market and determining the market clearing price.

     The ECAR and MAIN Markets continue to be in a state of transition and are in the process of establishing RTOs that would define the rules and requirements around which competitive wholesale markets in the region would develop. The FERC has granted RTO status to the MISO, which administers a substantial portion of the transmission facilities in the Mid-Continent region. The FERC has also approved the various RTO selections made by the members of the former Alliance RTO. Some of the members of this group will join the MISO and others will join PJM. The final market structure for the Mid-Continent region remains unsettled. Some states within the ECAR and MAIN Markets have restructured their retail electric power markets to competitive markets from traditional utility monopoly markets, while others have not.

     The FERC has also required MISO to engage the services of an independent market monitor. The independent market monitor's duties include monitoring the functioning of the markets run by the MISO to ensure that they are functioning efficiently. This includes identifying factors that might contribute to economic inefficiency such as design flaws, inefficient market rules and barriers to entry. The independent market monitor must also monitor the conduct of individual market participants. MISO is currently waiting on approval by the FERC for a market mitigation plan that resembles the automated mitigation procedure utilized by NYISO.

     Our generating facilities located in Pennsylvania, Ohio, and West Virginia straddle the PJM West and other ECAR Markets. Currently, these generating facilities are primarily dedicated to serving the power demands of Duquesne Light in the greater Pittsburgh area under one contract through December 2004 and another which does not have a fixed termination date. During periods when the capacity of the generating facilities in our Mid-Continent region exceeds the power demands of the Duquesne Light, we may sell the excess power into the market.

     We currently sell electric energy, capacity and ancillary services from our Illinois generating facilities under bilateral contracts that have terms and conditions tailored to meet the customers' requirements. Our customers include municipalities, electric cooperatives, vertically integrated utilities, transmission and distribution utilities and power marketers.

  SOUTHEAST REGION

     Facilities. We own, own an interest in, or lease six power generation facilities with an aggregate net generating capacity of 3,010 MW located in Florida, Mississippi and Texas. The generating capacity of these facilities consists of approximately 2% of base-load, 46% of intermediate and 52% of peaking capacity.

     The following table describes the electric power generation facilities we owned in the Southeast region of the United States as of December 5, 2003:

                                                 NET GENERATING
GENERATION FACILITIES(1)            LOCATION     CAPACITY (MW)    FUEL TYPE   DISPATCH TYPE(2)
------------------------            --------     --------------   ---------   ----------------
Operating
  Sabine(3)......................  Texas                54        Gas         Base
  Choctaw........................  Mississippi         800        Gas         Inter
  Indian River...................  Florida             587        Dual        Inter
  Osceola........................  Florida             465        Dual        Peak
  Leased facilities(4)...........  Florida           1,104        Dual        Peak
                                                     -----
Total Operating..................                    3,010
                                                     =====

---------------

(1) Unless otherwise indicated, we own a 100% interest in each facility listed.

(2) We use the designations "Base," "Inter" and "Peak" to indicate whether the facilities described are base-load, intermediate or peaking facilities, respectively.

(3) We own a 50% interest in this facility. An independent third party owns the other 50%.

(4) We are party to tolling agreements entitling us to 100% of the capacity of two Florida facilities having 630 MW and 474 MW of net generating capacity, respectively. These tolling agreements have terms of 10 years and 5 years, respectively, and are treated as operating leases for accounting purposes. One of these facilities is currently owned by Mirant Corp., which filed for reorganization under Chapter 11 of the United States Bankruptcy Code on July 14, 2003.

     Market Framework. We currently conduct the majority of our Southeast regional operations in Florida. Florida, other than a portion of the western panhandle, constitutes a single reliability council and contains approximately 5% of the United States population. Although dominated by incumbent utilities, Florida is in the process of transitioning to a competitive wholesale generation market by developing rules for new capacity procurement and establishing the GridFlorida RTO. The FPSC has implemented new capacity procurement rules that require utilities to seek bids to purchase electricity from independent power producers and other utilities before embarking on self-build options for new capacity requirements. Additionally, the FPSC has approved a proposal to increase the level of planning reserve capacity from 15% to 20%. This new criterion applies to the three investor-owned utilities operating in peninsular Florida and becomes effective in the summer of 2004.

     The Florida markets are expected to be administered by the GridFlorida RTO. For the past year, the GridFlorida RTO's activities have focused on concerns expressed by the FPSC. However, recent progress has been slow due to a legal challenge by the state's consumer advocate division, which is disputing the FPSC's authority to authorize the transfer of assets to an RTO. A decision on this matter may not be reached until early 2004. At this time, the GridFlorida RTO has not finalized its proposal for market monitoring, but it will be obligated to establish a market monitor.

     We currently sell electric energy and capacity into the Florida market primarily under bilateral contracts that are non-standard and negotiated for terms and conditions. An OTC trading and ancillary services market has yet to fully develop. Customers who participate in power transactions in this region include municipalities, electric cooperatives and integrated utilities.

     In the rest of the Southeast Region, RTO formation is occurring under the auspices of the SeTrans RTO. The SeTrans RTO will cover the area from Georgia to eastern Texas. While the FERC has currently approved the basic formation of this entity, significant details of this market will not be known until mid or late 2003. Because the SeTrans RTO is still in the formative stages of development, it has only recently begun the process of selecting the independent entity that will become its market monitor.

  WEST REGION

     Facilities. We own, or own an interest in, six electric power generation facilities with an aggregate net generating capacity of 3,790 MW located in California and Nevada. The generating capacity of these facilities consists of approximately 6% of base-load, 89% of intermediate and 5% of peaking capacity. We are constructing a 541 MW gas-fired, base-load and intermediate generation facility in southern Nevada. We expect this facility will begin commercial operation in the fourth quarter of 2003.

     The following table describes the electric power generation facilities we owned or had under construction in the West region of the United States as of December 5, 2003:

                                               SUMMER/WINTER
                                               NET GENERATING
GENERATION FACILITIES(1)           LOCATION    CAPACITY (MW)    PRIMARY FUEL   DISPATCH TYPE(2)
------------------------          ----------   --------------   ------------   ----------------
Operating
  Coolwater.....................  California         658        Gas/Dual       Inter
  El Dorado(3)..................  Nevada             235        Gas            Base
  Ormond Beach..................  California       1,525        Gas            Inter
  Etiwanda(4)(5)(6).............  California         640        Gas            Inter/Peak
  Mandalay(7)...................  California         560        Gas            Inter/Peak
  Ellwood(8)....................  California          54        Gas            Peak
                                                   -----
Total Operating.................                   3,672
Under Construction
  Bighorn(9)....................  Nevada             541        Gas            Base/Inter
                                                   -----
TOTAL COMBINED..................                   4,213
                                                   =====

---------------

(1) Unless otherwise indicated, we own a 100% interest in each facility listed.

(2) We use the designations "Base," "Inter" and "Peak" to indicate whether the facilities described are base-load, intermediate or peaking facilities, respectively.

(3) We own a 50% interest in the El Dorado facility. Sempra Energy owns the other 50%.

(4) In October 2003, we announced the retirement of two Etiwanda generation units having 264 MW of total net generating capacity, due to a lack of required environmental permits, which are excluded from the table above.

(5) At the end of December 2003, we will retire one California generation unit having 118 MW of net generating capacity, which are excluded from the table above, due to a lack of required environmental permits.

(6) Includes 640 MW of capacity mothballed in November 2003.

(7) Includes 130 MW of capacity mothballed in November 2003.

(8) Includes 54 MW of capacity mothballed in November 2003.

(9) We expect this facility will begin commercial operation in the fourth quarter of 2003.

     Market Framework. Our West regional market includes the states of Arizona, California, Oregon, Nevada, New Mexico, Utah and Washington. Generally we sell the electric energy, capacity and ancillary services generated and/or provided by our California and Nevada facilities to customers located in the greater Los Angeles metropolitan area and in southern Nevada. We believe that our portfolio of intermediate and peaking facilities in southern California is important to the reliability of the California market given its production flexibility and close proximity to Los Angeles. Our customers in these states include power marketers, investor-owned utilities, electric cooperatives, municipal utilities and the Cal ISO acting on behalf of load-serving entities. We sell electric energy, capacity and ancillary services to these customers through a combination of bilateral contracts and sales made in the Cal ISO's day-ahead and hour-ahead ancillary services markets and its real-time energy market. The Cal ISO does not currently maintain a capacity market to ensure resource adequacy; however, California regulatory authorities are in the process of developing such a mechanism.

     On July 9, 2003, we entered into a definitive agreement to sell our 588 MW Desert Basin plant to SRP. The sale closed on October 15, 2003. In addition, although we do not own generation facilities in the states of Oregon, New Mexico, Utah and Washington, our trading and marketing operations have historically purchased and delivered energy commodities in these states.

     Two units at our Etiwanda facility in California totaling 264 MW of intermediate capacity, under their current configuration, do not satisfy the more stringent emissions standards that went into effect in 2003. As such, in October 2003, we announced our intention to retire those units.

     In November 2003, given that no bids were received in the auction process on our offer of 824 MW of generation to the market in 2004 in connection with our FERC settlement agreement, we announced our decision to mothball four units in California through March 2005, at a minimum, pending results of the auction process for the 12-month period beginning April 1, 2005. The following units will be mothballed: Etiwanda Units 3 and 4 (640 MW); Mandalay Unit 3 (130 MW); and Ellwood (54 MW).

     In response to California's energy crisis of 2000 and 2001, the FERC and the Cal ISO have instituted energy price caps, formerly set below $100 per MWh and currently set at $250 per MWh, and must-offer requirements affecting all merchant generators in California. Furthermore, the Western region has seen significant new generation capacity become operational as well as a return to more normal hydro and temperature conditions. The impact of these regulatory and market changes has been to significantly lower power prices and spark spreads in the West region.

     The Cal ISO has a department of market analysis that acts as its internal market monitor. The department of market analysis monitors the efficiency and effectiveness of the ancillary services, congestion management and real-time energy markets. In performing these functions, the department of market analysis develops and publishes market performance indices, investigates potential anti-competitive behavior by market participants, recommends changes in market rules and protocols, and prepares periodic reports for submission to the FERC and other agencies. In addition to the department of market analysis, the Cal ISO also has a market surveillance committee that acts as its external advisor. The market surveillance committee works closely with the department of market analysis and has the independent authority to suggest changes in Cal ISO Protocols or recommend sanctions or penalties directly to the Cal ISO governing board. The market surveillance committee periodically produces written reports containing its analyses and recommendations, which are made available to the public subject to restrictions on confidential information. The Cal ISO has initiated, at the FERC's direction, automated mitigation procedures when any zonal clearing price for balancing energy exceeds $91.87 per MWh with any resulting zonal clearing price subject to the price cap of $250 per MWh. The automated mitigation procedures are only applied to bids that exceed certain reference prices and that would significantly increase the market price. However, in February 2003, the Cal ISO stated that it intends to appeal the FERC's decision regarding the application of automated mitigation procedures to local market power situations. While the FERC had adopted similar thresholds for both local and system market power, the Cal ISO is seeking to have a more restrictive procedure applied to local market power.

     A number of initiatives currently under consideration could materially impact our California operations. These initiatives include:

     - a California law directing the CPUC to seek approval from the FERC to allow the CPUC to enforce state-established maintenance and operation standards of our California plants;

     - implementation of a CPUC procurement process directing California utilities to procure, on a forward basis, electricity and capacity to serve the demand on their systems;

     - efforts by the Cal ISO to redesign the spot markets in California; and

     - the effect of the FERC's SMD effort, including its impact on the FERC approved western RTOs.

     In Nevada and Arizona, there is presently no RTO in place to manage the transmission systems or to operate energy markets, although the utilities in both states are participating in the development of RTOs. The West Connect RTO, which includes Arizona, and the RTO West, which includes Nevada, have both been approved by the FERC and are in process of developing operating rules and tariffs. Both RTOs are expected to be operational and assume control over transmission of facilities of participating utilities within the next several years. The FERC has also approved the establishment of market monitoring organizations as part of RTO West and West Connect RTO. The FERC is encouraging the RTOs to coordinate in the development of a region-wide market monitoring function. Additionally, in Nevada and Arizona, state-level regulatory initiatives may impact competition in the electric sector. In Nevada, the state legislature has passed legislation prohibiting the state's investor-owned utilities from divesting generation. Nevada also passed legislation and adopted regulations allowing large commercial and industrial customers to seek competitive alternatives to utility generation. In Arizona, proceedings are pending before the Arizona Corporate Commission that would require the state's investor owned utilities to seek competitive supply offers to serve 2,500 to 3,200 MW of local system demand.

  LONG-TERM PURCHASE AND SALE AGREEMENTS

     In the ordinary course of business, and as part of our hedging strategy, we enter into long-term sales arrangements for electric energy, capacity and ancillary services, as well as long-term purchase arrangements. For information regarding our long-term fuel supply contracts, purchase power and electric capacity contracts and commitments, electric energy and electric sale contracts and tolling arrangements, see note 14(e) to our consolidated financial statements incorporated by reference herein. For information regarding our hedging strategy relating to such long-term commitments, see "Risk
Factors -- Risks Related to Our Wholesale Energy Operations".

  COMMERCIAL OPERATIONS -- MARKETING, TRADING, POWER ORIGINATION AND RISK MANAGEMENT

     Strategy. Our domestic commercial business seeks to optimize our physical asset positions consisting of our power generation asset portfolio, pipeline transportation capacity positions, pipeline storage positions and fuel positions and provides risk management services for our asset positions. We perform these functions through procurement, marketing and hedging activities for power, fuels and other energy related commodities. With the downturn in the industry, the decline in market liquidity, and our liquidity capital constraints, the principal function of our commercial activities has shifted to optimizing our assets. Previous large volume activities primarily involving risk management to customers, gas marketing to third parties and trading of power and gas have been significantly reduced, and in some cases eliminated. As a result, we reduced our workforce and support staff. In March 2003, we decided to exit our proprietary trading activities and liquidate, to the extent practicable, our proprietary positions. Although we have exited our proprietary trading activities, we have legacy positions, which will be closed as economically feasible or in accordance with their terms. We will continue to engage in marketing and hedging activities related to our electric generating facilities, pipeline transportation capacity positions, pipeline storage positions and fuel positions of our wholesale energy segment and energy supply costs related to our retail energy segment.

     Asset Optimization and Risk Management. Our domestic commercial businesses complement our merchant power generation business by providing a full range of energy management services. These services focus on two core functions, optimizing our physical asset position and providing risk management services for our portfolio. To perform these functions, we trade, market and hedge electric energy, capacity and ancillary services, as well as manage the purchase and sale of fuels and emission allowances.

     Asset optimization is maximizing the financial performance of an asset position. Our commercial groups optimize our assets by employing different products (e.g., on-peak power), geographic markets (e.g., buying from and selling into adjacent markets), fuel types (e.g., burning oil rather than natural gas at our fuel switching capable plants) and transaction terms (spot to multi-year term).

     Risk management services focus on managing the performance risk and price risk (of both purchases and sales) inherent in the asset position. The ultimate purpose of this activity is to identify the risks and reduce the volatility they could cause in our financial performance. Our commercial groups assist our risk control personnel and management in the identification of these risks and execute the transactions necessary to achieve this goal. As an example of this, we generally seek to sell a portion of the capacity of our domestic facilities under fixed-price sale contracts (energy or capacity) or contracts to sell energy at a predetermined multiple of fuel prices. Generally, we also seek to hedge our fuel needs associated with our forward power sale obligations. These power sales and fuel purchases provide us with certainty as to a portion of our margins. With respect to performance risk, we also take into account plant operational constraints and operating risk in making these determinations.

     Physical power and services from our assets portfolios are sold in real-time, hour-ahead, day-ahead, or multi-month or multi-year term markets. For purposes of supplying our generation, we purchase fuel from a variety of suppliers under daily, monthly and term, variable-load and base-load contracts that include either market-based or fixed pricing provisions. We use derivative instruments to execute these transactions.

     In addition, as part of our efforts to commercialize our asset portfolio and provide risk management services, we arrange for, schedule and balance the transportation rights of the natural gas from the supply receipt point to our plants. We generally obtain pipeline transportation to perform this function. Accordingly, we use a variety of transportation arrangements including short-term and long-term firm and interruptible agreements with intrastate and interstate pipelines. We also utilize brokered firm transportation agreements when dealing on the interstate pipeline system. In the normal course of business, it is common for us to hedge the risk of pipeline transportation expenses through "basis swap" transactions.

     We also enter into various short-term and long-term firm and interruptible agreements for natural gas storage in order to offer peak delivery services to satisfy electric generating demands. Natural gas storage capacity allows us to better manage the unpredictable daily or seasonal imbalances between supply volumes and demand levels.

     In support of our optimization and risk management effects, our power origination group, working closely with our other commercial groups, focuses on developing customized near-term products and long-term contracts. These are designed and negotiated on a case-by-case basis to meet the specific energy requirements of our customers. The target customer group generally includes investor-owned utilities, municipalities, cooperatives and other companies that serve end users.

     Risk Management Services to Customers. In addition to optimizing our power asset portfolio, our trading and marketing businesses provide risk management services to a variety of customers, which include natural gas distribution companies, electric utilities, municipalities, cooperatives, power generators, marketers or other retail energy providers, aggregators and large volume industrial customers. Risk management services primarily focus on mitigating customers' commodity price exposure and providing firm delivery services. To provide these services to these customers, we utilize the same skills and physical and financial instruments used to optimize and manage the risks of our asset portfolio. See below for the discussion of our decision to exit proprietary trading in March 2003.

     Proprietary Trading. Our commercial business obtains proprietary market knowledge and develops proprietary analysis through its efforts to manage our asset portfolio and provide risk management services to our customers. This enabled our commercial groups to take selective market positions, typically on a short-term basis, in power, fuel and other energy related commodities. Our commercial groups used derivative instruments to execute these transactions. In March 2003, we decided to exit our proprietary trading activities and liquidate, to the extent practicable, our proprietary positions. Although we have exited our proprietary trading activities, we have legacy positions, which will be closed as economically feasible or in accordance with their terms. We will continue to engage in marketing and hedging activities related to our electric generating facilities, pipeline transportation capacity positions, pipeline storage positions and fuel positions of our wholesale energy segment and energy supply costs related to our retail energy segment.

     Risk Management Controls. For information regarding our risk management structure and policies relating to our trading and marketing operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Trading and Marketing and Non-Trading Operations" and "Quantitative and Qualitative Disclosures About Market Risk" for the three years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003, incorporated by reference herein.

  REGULATION

     Electricity. The FERC has exclusive rate-making jurisdiction over wholesale sales of electricity and the transmission of electricity in interstate commerce by "public utilities." Public utilities that are subject to the FERC's jurisdiction must file rates with the FERC applicable to their wholesale sales or transmission of electricity in interstate commerce. All of our public utility subsidiaries sell electric energy, capacity and ancillary services at wholesale and are public utilities with the exception of those facilities that are classified as qualifying facilities and not regulated as public utilities. The FERC has authorized all of our generation subsidiaries to sell electricity and related services at wholesale market-based rates. In its orders authorizing market-based rates, the FERC also has granted certain of these subsidiaries waivers of many of the accounting, record keeping and reporting requirements that are imposed on public utilities with cost-based rate schedules.

     The FERC's orders accepting the market-based rate schedules filed by our subsidiaries or their predecessors, as is customary with such orders, reserve the right to revoke or limit our market-based rate authority if the FERC subsequently determines that any of our affiliates possess and exercise market power. If the FERC were to revoke or limit our market-based rate authority, we would have to file, and obtain the FERC's acceptance of, cost-based rate schedules for all or some of our sales. In addition, the loss of market-based rate authority could subject us to the accounting, record keeping and reporting requirements that the FERC imposes on public utilities with cost-based rate schedules. In October 2003, the FERC issued an order approving an agreement with certain subsidiaries in our wholesale energy segment to settle inquiries, investigations, and proceedings instituted by the FERC in connection with the FERC's ongoing review of western energy markets. Under the terms of the settlement, we retain the ability to make sales of power at market-based rates.

     The FERC has issued a notice of proposed rulemaking describing its intention to standardize electricity markets and eliminate continuing discrimination in transmission service, with a proposed implementation date of September 2004. The goal of SMD is to promote a more economically efficient market design that will lower delivered energy costs, maintain reliability, mitigate market power and increase customer choice options. SMD proposes to eliminate discrimination in transmission service by requiring that all users of the grid take service pursuant to the same rates and terms and conditions of service, thus eliminating certain existing preferences enjoyed by some classes of customers. In addition, transmission-owning public utilities will be required to turn over the operation of their transmission systems to an independent transmission provider. SMD also seeks to establish day-ahead and real-time electric energy and ancillary service markets modeled after the energy markets that currently exist in the Northeast. Finally, SMD proposes to establish a capacity obligation on load serving entities and establishes nationwide price mitigation measures. However, there is substantial controversy surrounding the development of SMD, and it is unclear whether SMD would be implemented and what form it would take.

     The FERC also continues to promote the formation of large RTOs and has issued numerous orders on the various RTO proposals. The FERC's goal is to promote the formation of a robust wholesale market for electricity. While RTO participation by public utilities is voluntary, the overwhelming majority of the FERC jurisdictional utilities have indicated that they will join the proposed RTO for their region. At this time there are approximately nine proposed RTOs covering the vast majority of the continental United States. In addition, large portions of the nation's transmission system are currently operated by an independent entity. The Midwest grid is operated by the MISO and the Northeast grid is operated by three separate independent entities: New England ISO, NYISO and PJM. The ERCOT ISO independently operates the Texas grid. MISO and PJM have received RTO status from the FERC.

     Commercial Activities. As a gas marketer, we make sales of natural gas in interstate commerce and the FERC has issued us a blanket certificate, but the FERC does not otherwise regulate the rates, terms or conditions of these gas sales.

     Hydroelectric Facilities. Our hydroelectric generation facilities are subject to the FERC's exclusive authority to license non-federal hydroelectric projects located on navigable waterways and federal lands. These FERC licenses must be renewed periodically and can include conditions on operation of the project at issue.

     SEC. A company engaged exclusively in the business of owning and/or operating facilities used for the generation of electric energy exclusively for sale at wholesale and selling electric energy at wholesale may be exempted from regulation under the PUHCA as an exempt wholesale generator. Our electric generation subsidiaries have received determinations of exempt wholesale generator status from the FERC or are companies that own or operate qualifying facilities. If we lose our exempt wholesale generator status or qualifying facility status, we would have to restructure our organization or risk being subjected to further regulation by the SEC.

  COMPETITION

     For a discussion of competitive factors affecting our wholesale energy segment, see "Risk Factors -- Risks Related to Our Wholesale Energy Operations".

OTHER OPERATIONS

     Our other operations business segment includes the following:

     - our venture capital investment portfolio; and

     - unallocated corporate costs.

     We are currently managing our venture capital investment portfolio and do not have plans to expand this business. As of September 30, 2003, the net book value of these investments was $35 million.

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

ENVIRONMENTAL MATTERS

  GENERAL

     We are subject to numerous federal, state and local requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of our activities, including the discharge of compounds into air, water, and soil, the proper handling of solid, hazardous, and toxic materials and waste, noise, and safety and health standards applicable to the workplace. In order to comply with these requirements, we will, as necessary, spend substantial funds to construct, modify and retrofit equipment, and clean up or decommission disposal or fuel storage areas and other locations as necessary. We anticipate spending approximately $246 million for the remainder of 2003 through 2007 for such environmental compliance and remediation. As of September 30, 2003, we have accrued $44 million related to these remediation costs.

     If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose on us civil, administrative and/or criminal liabilities as well as seek to curtail our operations. Under some statutes, private parties could also seek to impose civil fines or liabilities for property damage, personal injury and possibly other costs.

  AIR QUALITY MATTERS

     As part of the 1990 amendments to the Federal Clean Air Act, additional requirements for the emission of nitrogen oxide, a product of the combustion process associated with power generation, have been developed. This compound is a precursor to ozone, fine particulate matter and regional haze. While new requirements have been developed, it is possible that additional requirements could be required in the future to provide for the attainment and maintenance of the National Ambient Air Quality Standards (NAAQS) and visibility standards. These requirements affect our power generating facilities in the United States.

     The EPA has announced its determination to regulate hazardous air pollutants, including mercury, from coal-fired and oil-fired steam electric generating facilities under Section 112 of the Clean Air Act. The EPA plans to develop maximum achievable control technology (MACT) standards for these types of generating facilities as well as for turbines, engines and industrial boilers. The rulemaking for coal and oil-fired steam electric generating facilities must be completed by December 2004. Compliance with the rules will be required within three years thereafter. The MACT standards that will be applicable to coal- and oil-fired facilities cannot be predicted at this time and may adversely impact our operations. The MACT rule for combustion turbines was issued in August 2003 and there is no impact on existing facilities. The MACT rulemaking for engines and industrial boilers is expected to be completed in early 2004. Based on the rules currently proposed for engines and industrial boilers, we do not anticipate a material adverse impact on our financial condition, results of operations and cash flows.

     In 1998, the United States became a signatory to the United Nations Framework Convention on Climate Change or "Kyoto Protocol". The Kyoto Protocol calls for developed nations to reduce their emissions of greenhouse gases. Carbon dioxide, which is a major byproduct of the combustion of fossil fuel, is considered to be a greenhouse gas. If the United States Senate ultimately ratifies the Kyoto Protocol, any resulting limitations on power plant carbon dioxide emissions could have a material adverse impact on all fossil fuel fired facilities, including those belonging to us.

     The EPA is conducting a nationwide investigation regarding the historical compliance of coal-fueled electric generating stations with various permitting requirements of the Clean Air Act. Specifically, the EPA and the United States Department of Justice have initiated formal enforcement actions and litigation against several other utility companies that operate these stations, alleging that these companies modified their facilities without proper pre-construction permit authority. Since June 1998, six of our coal-fired facilities have received requests for information related to work activities conducted at those sites, as have two of our recently acquired Orion Power facilities. The EPA has not filed an enforcement action or initiated litigation in connection with these facilities at this time. Nevertheless, any litigation, if pursued successfully by the EPA, could accelerate the timing of emission reductions currently contemplated for the facilities and result in the imposition of penalties. In addition to the EPA's requests for information, the New Jersey Department of Environmental Protection (NJDEP) recently requested a copy of all correspondence relating to the EPA requests for information. We have recently signed a confidentiality agreement with the NJDEP relative to the information they have received from the EPA. To date, NJDEP has taken no further legal action in connection with this request for one of the six stations.

     In February 2001, the United States Supreme Court upheld previously adopted EPA ambient air quality standards for fine particulate matter and ozone. While attaining these new standards may ultimately require expenditures for air quality control system upgrades for our facilities, regulations addressing affected sources and required controls are not expected until after 2005. Consequently, it is not possible to determine the impact on our operations at this time.

     In February 2002, the White House announced its "Clear Skies Initiative". The proposal is aimed at long-term reductions of multiple pollutants produced from fossil fuel-fired power plants. Reductions averaging 70% are targeted for sulfur dioxide, nitrogen oxide and mercury. If approved by the United States Congress, this program would entail a market-based approach using emission allowances; compliance with emission limits would be phased in over a period from 2008 to 2018. The Clear Skies Initiative has the potential to revise or eliminate several of the programs discussed above, including the maximum achievable control technology standards, the coal-fired utility enforcement initiative and fine particulate controls. In addition, a voluntary program for reducing greenhouse gas emissions was proposed as an alternative to the Kyoto Protocol. Fossil fuel-fired power plants in the United States would be affected by the adoption of this program, or other legislation that may be enacted by the United States Congress addressing similar issues. Such programs would require compliance to be achieved by the installation of pollution controls, the purchase of emission allowances or curtailment of operations.

     In April 2003, the Group Against Smog and Pollution (GASP), a private citizens organization, notified the Allegheny County Health Department (ACHD) and Pennsylvania Department of Environmental Protection (PDEP) of GASP's intent to initiate an action under the citizens' suit provisions of the state and federal clean air laws to compel Orion Power to comply with ACHD air quality regulations at one of its plants. Under applicable PDEP environmental regulations, potential penalties in an action for past violations could exceed $100,000. We are currently in discussions with GASP in an effort to resolve the issue, but the outcome cannot be predicted at this time.

  FERC

     Last year the FERC granted ten new licenses for 23 of our hydroelectric facilities in New York. (For additional information related to the FERC, see "Risk Factors -- Risks Related to Our Wholesale Energy Operations"). The FERC imposed conditions in such licenses which will require us to spend approximately $21 million in capital expenditures in order to comply with such conditions. Applications for three new FERC licenses remain pending for five of our hydroelectric facilities in New York. Conditions which may be imposed in such additional new licenses may also result in capital expenditures.

     In the course of the FERC licensing proceedings various agencies have requested increased flow rates downstream of the dams in order to enhance fish habitats and for other purposes. The FERC has imposed conditions in the new licenses to increase such flow rates and we expect that the FERC will also impose similar conditions in the licenses for which applications remain pending. Increased flow rates may affect revenues for these facilities due to the loss of use of water for power generation. However, all of the minimum flow requirements and other environmental conditions in the respective licenses are the result of settlement agreements negotiated by us and our predecessors and settlement agreements are being pursued for the remaining pending license applications. Therefore, we do not expect such lost revenues to be material to the economic viability of such facilities.

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

  WATER QUALITY MATTERS

     As a result of litigation and technological improvements, state and federal efforts toward implementing the total maximum daily load provisions of the Clean Water Act have substantially increased in recent years. The establishment of total maximum daily loads to restore water bodies currently designated as impaired may result in more stringent discharge limitations for our facilities. Compliance with such limitations may require our facilities to install additional water treatment systems, modify operational practices or implement other wastewater control measures, the costs of which cannot be estimated at this time.

     In April 2002, the EPA proposed rules under Section 316(b) of the Clean Water Act relating to the design and operation of cooling water intake structures. This proposal is the second of three current phases of rulemaking dealing with Section 316(b) and generally would affect existing facilities that use significant quantities of cooling water. Under the amended court deadline, the EPA is to issue final rules for these Phase II facilities by February 2004. While the requirements of the final rule cannot be predicted at this time, there are significant potential implications under the EPA proposal for our generating facilities.

     Under a separate consent order issued by the New York State Department of Environmental Conservation (NYSDEC) in 2000, Orion Power is required to evaluate certain technical changes to modify the intake cooling system of one of its plants. Orion Power and the NYSDEC will discuss the technical changes to be implemented. Depending on the outcome of these discussions, including the form of technology ultimately selected, we estimate that capital expenditures necessary to comply with the order could meet or exceed $65 million. We expect to begin construction on a portion of the cooling water intake in 2004.

     EPA and states periodically review and revise water quality criteria for parameters such as copper, selenium and temperature that can be associated with our facility discharges. For certain parameters, the water quality criteria have been established at levels at or below the current analytical detection limits. Advancing technology is anticipated to allow the detection of such parameters at increasingly lower levels. As a result, more stringent water quality criteria and lower analytical detection limits could affect facility compliance requirements. This may require our facilities to install additional water treatment systems, modify operational practices or implement other wastewater control measures, the costs of which cannot be estimated at this time.

  LIABILITY FOR PREEXISTING CONDITIONS AND REMEDIATIONS

     In connection with our acquisition of facilities, we, with a few exceptions, assumed liability for preexisting conditions, including some ongoing remediations. Funds for carrying out identified remediations have been included in our planning for future funding requirements, and we are not currently aware of any environmental condition at any of our facilities that we expect to have a material adverse effect on our financial position, results of operations or cash flows.

     We are responsible for the costs of closing a number of active ash and related waste disposal sites associated with certain of our facilities, located in Pennsylvania. A number of such sites have already been closed (for which we are responsible for long-term maintenance costs), some will be closed within the next five years, and the remainder are anticipated to be closed thereafter. We have estimated that the total cost of our share to close these active sites (including future maintenance costs at closed sites) is approximately $29 million with $6 million estimated in years 2003 through 2007.

     Under the New Jersey Industrial Site Recovery Act, owners and operators of industrial properties are responsible for performing all necessary remediation at a facility prior to the closing of the facility and the termination of operations, or ensuring that in connection with the transfer of such a facility the property will be remediated after the closing of the facility and the termination of operations. We have responsibility for costs relating to the transfer of four New Jersey properties we purchased from Sithe Energies, Inc. We estimate that the remaining costs to fulfill our obligations under the act will be approximately $8 million, which we expect to pay out through 2007. However, these remedial activities are still in the early stage. Following further investigation the scope of the necessary remedial work could increase and we could, as a result, incur greater costs.

     One of our Florida generation facilities discharges wastewater to percolation ponds, which in turn, percolate into the groundwater. Elevated levels of vanadium and sodium have been detected in groundwater monitoring wells. A noncompliance letter was received in 1999 from the Florida Department of Environmental Protection. In response to that letter, a study to evaluate the cause of the elevated constituents was undertaken and operational procedures were modified. At this time, if remediation is required, the cost, if any, is not anticipated to be material.

     Our subsidiary, Orion Power, is liable under the terms of a consent order issued in 2000 with NYSDEC for past releases of petroleum and other substances at two of its generation facilities. Based on investigations by third-party consultants and current engineering assessments, we have developed remediation plans for both facilities. As of September 30, 2003, we have recorded the estimated liability for the remediation costs of $7 million, which we expect to pay out through 2006.

     As a result of their age, many of our facilities contain significant amounts of asbestos insulation, other asbestos containing materials, as well as lead-based paint. Existing state and federal rules require the proper management and disposal of these potentially toxic materials. We have developed a management plan that includes proper maintenance of existing non-friable asbestos installations, and removal and abatement of asbestos containing materials where necessary because of maintenance, repairs, replacement or damage to the asbestos itself. We have planned for the proper management, abatement and disposal of asbestos and lead-based paint at our facilities in our financial planning.

     Under CERCLA and similar state laws, owners and operators of facilities from or at which there has been a release or threatened release of hazardous substances, together with those who have transported or arranged for the disposal of those substances, are liable for the costs of responding to that release or threatened release, and the restoration of natural resources damaged by any such release. We are not aware of any liabilities under the act that would have a material adverse effect on our results of operations, financial position or cash flows.

LEGAL PROCEEDINGS

     On December 1, 2003 Enron North America Corp. (ENA), a subsidiary of Enron Corp., filed a complaint in the United States Bankruptcy Court for the Southern District of New York seeking recovery of $85 million from Reliant Energy Services. ENA alleges that a series of related natural gas financial swap transactions executed by and among ENA, Reliant Energy Services and the Bank of Montreal on November 5, 2001, resulted in setoffs against debts with ENA which should be invalidated under the preference, setoff and fraudulent conveyance provisions of the Bankruptcy Code. ENA has also sued the Bank of Montreal and is seeking recovery of $80 million. When we are formally served with the notice of the complaint, we intend to vigorously contest the recovery sought. The outcome of this litigation cannot be predicted at this time.

     For a discussion regarding additional legal proceedings affecting us, see note 13(a) to our interim financial statements and our Current Report on Form 8-K dated November 26, 2003, each of which are incorporated by reference herein.

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

EMPLOYEES

     As of December 10, 2003, we had 5,286 full-time employees. Of these employees, 1,442 are covered by collective bargaining agreements. The collective bargaining agreements expire on various dates until May 14, 2007. The following table sets forth the number of our employees by business segment as of December 10, 2003:

SEGMENT                                                        NUMBER
-------                                                        ------
Retail energy...............................................   1,784
Wholesale energy............................................   2,924
Other operations............................................     578
                                                               -----
  Total.....................................................   5,286
                                                               =====

PROPERTIES

     During 2003, we relocated our corporate offices to approximately 520,000 square feet of leased space in downtown Houston. The lease term expires in 2018, subject to two five-year renewal options. In addition to the corporate headquarters, we lease another 400,000 square feet of office space in the greater Houston area with various lease terms.

     In addition to office space in Houston, we lease or own real property and facilities around the country. These properties support a combination of retail and wholesale activities. Our principal generation facilities are described under "-- Wholesale Energy." We believe we have satisfactory title to our facilities in accordance with standards generally accepted in the electric power industry, subject to exceptions, which, in our opinion, would not have a material adverse effect on the use or value of the facilities.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers, including their ages as of December 5, 2003, are as follows:

NAME                                     AGE              PRESENT POSITION
----                                     ---              ----------------
Joel V. Staff..........................  59    Chairman and Chief Executive Officer
Robert W. Harvey.......................  48    Executive Vice President and Group
                                               President -- Wholesale Business
Mark M. Jacobs.........................  41    Executive Vice President and Chief
                                               Financial Officer
Jerry J. Langdon.......................  51    Executive Vice President and Chief
                                               Administrative Officer
Michael L. Jines.......................  45    Senior Vice President, General Counsel
                                               and Corporate Secretary
Thomas C. Livengood....................  48    Vice President and Controller
Laree E. Perez.........................  50    Director
William L. Transier....................  49    Director
E. William Barnett.....................  70    Director
Donald J. Breeding.....................  68    Director
Kirbyjon H. Caldwell...................  50    Director
Steven L. Miller.......................  58    Director

     JOEL V. STAFF is our Chairman and Chief Executive Officer. Mr. Staff was appointed Chairman and Chief Executive Officer in April 2003. Until May 2002, he was with National-Oilwell, Inc., where he served as chairman, president and chief executive officer from July 1993 until May 2001 and as executive chairman from May 2001 until May 2002. Previously, Mr. Staff spent 17 years with Baker Hughes, Inc. where he held various financial and general management positions, including senior vice president of the parent company and president of both the drilling and production groups. Mr. Staff serves on the board of directors of National-Oilwell, Inc. where he is a member of its executive committee and Ensco International, Incorporated, where he is a member of its audit committee.

     ROBERT W. HARVEY is our Executive Vice President and Group
President -- Wholesale Business. Prior to being appointed to such position in May 2003, he served as our Executive Vice President and Group
President -- Retail Business. Mr. Harvey served as Vice Chairman of CenterPoint from June 1999 until the Distribution. From 1982 to 1999, Mr. Harvey was employed with the Houston office of McKinsey & Co., Inc. He was a director (senior partner) and was the leader of the firm's North American electric power and natural gas practice.

     MARK M. JACOBS is our Executive Vice President and Chief Financial Officer. Mr. Jacobs served as Executive Vice President and Chief Financial Officer of CenterPoint from July 2002 until the Distribution. From 1989 to 2002, Mr. Jacobs was employed by Goldman, Sachs & Co. He was a Managing Director in the firm's Natural Resources Group.

     JERRY J. LANGDON has served as our Executive Vice President and Chief Administrative Officer since May 2003. Mr. Langdon served as president of EPGT Texas Pipeline, L.P. from June 2001 until May 2003. He served as the Managing Partner and Chief Operating Officer of CARLANG Partners, L.P. from September 1999 until November 2001 and the President of Republic Gas Corporation from June 1993 until June 2001. In October 1988, Mr. Langdon was appointed by President Reagan to be a Commissioner to the Federal Energy Regulatory Commission, where he served until 1993. He has served as a director on the Gas Industry Standards Board (now the North American Energy Standards Board) since 1999 and is Chairman of the National Petroleum Council Coordinating Subcommittee. Mr. Langdon has served as an advisory director of Highland Energy Company since 1998, an advisory director of DLJ Global Energy

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Partners from 1999 until 2000 and a director of Costilla Energy Inc., Quanta
Services, Inc. and Midcoast Energy, Inc. at various times from June 1996 to February 2002.

     MICHAEL L. JINES is our senior vice president, corporate secretary and general counsel. Until mid-2003, he was our deputy general counsel and senior vice president and general counsel of our Wholesale Group. Until the Distribution, Mr. Jines served as deputy general counsel of CenterPoint and senior vice president and general counsel of Reliant Resources' Wholesale Group. He joined CenterPoint in 1982.

     THOMAS C. LIVENGOOD is our Vice President and Controller. Prior to joining us in August 2002, he served as Executive Vice President and Chief Financial Officer of Carriage Services, Inc., a publicly traded consumer services company, since 1996. From 1991 to 1996, he served as Vice President and Chief Financial Officer of Tenneco Energy Company, a division of Tenneco, Inc.

     LAREE E. PEREZ has been a Director of Reliant Resources since April 2002. Ms. Perez is an independent financial consultant in Albuquerque, New Mexico with The Medallion Company. From February 1996 until September 2002, she was Vice President of Loomis, Sayles & Company, L.P. Ms. Perez was co-founder, president and chief executive officer of Medallion Investment Company, Inc. from November 1991 until it was acquired by Loomis Sayles in 1996.

     WILLIAM L. TRANSIER has been a Director of Reliant Resources since December 2002. Mr. Transier served as executive vice president and chief financial officer of Ocean Energy, Inc. from March 1999 until April 2003. Mr. Transier has served as co-chief executive officer of North Sea New Ventures, LLC since October 2003. From September 1998 to March 1999, he served as executive vice president and chief financial officer of Seagull Energy Corporation. From May 1996 to September 1998, he served as senior vice president and chief financial officer of Seagull Energy Corporation. Mr. Transier is also a director of Cal Dive International, Inc. and chairman of its audit committee.

     E. WILLIAM BARNETT has been a Director of Reliant Resources since October 2002. Mr. Barnett is a retired partner and currently senior counsel with Baker Botts LLP. He began practicing law with Baker Botts in 1958 and served as managing partner from 1984 through the end of 1997. He serves on the board of directors of numerous educational, health care and community organizations including chairman of the board of trustees of Rice University and life trustee of The University of Texas Law School Foundation.

     DONALD J. BREEDING has been a Director of Reliant Resources since October 2002. Mr. Breeding has been president and chief executive officer of Airline Management, LLC, engaged in aviation and airline consulting, since 1997. From 1992 to 1997, he was president and chief executive officer of Continental Micronesia, a majority-owned subsidiary of Continental Airlines. From 1988 to 1992, he was senior vice president of operations for Continental Airlines with responsibility for all flying operations activities of the company and responsibility for Continental Express. Mr. Breeding serves as a member of the board of directors of Pinnacle Airlines, Inc. and Miami Air International.

     KIRBYJON H. CALDWELL has been a Director of Reliant Resources since August 2003. Reverend Caldwell has been the senior pastor of Windsor Village United Methodist Church since June 1982. Reverend Caldwell has served as a director of Continental Airlines, Inc. since 1999. He also serves on the board of directors of numerous corporate, educational, health care and community organizations, including J.P. Morgan Chase Bank Houston, The Greater Houston Partnership, Memorial Hermann Health Care System and Baylor College of Medicine.

     STEVEN L. MILLER has been a Director of Reliant Resources since August 2003. Mr. Miller is chairman and president of SLM Discovery Ventures, Inc., engaged in commercial ventures in support of volunteerism, social outreach, and higher education and academic achievement. He is also chairman of Momentum Bio Ventures, Inc., a venture capital and management services company focused on biotechnology and life sciences opportunities in southeast Texas. Prior to his retirement in September 2002, Mr. Miller served as chairman of the board of directors, president and chief executive officer of Shell Oil Company. Mr. Miller serves as a director of Applied Materials, Inc.

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                              DESCRIPTION OF NOTES

     RRI issued the notes under an indenture, dated as of June 24, 2003, between itself and Wilmington Trust Company, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

     The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus is a part.

     The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture. In this description, when we refer to "RRI," "we," "our" or "us," we are referring to Reliant Resources, Inc. and not any of its current and future subsidiaries, unless the context otherwise requires.

BRIEF DESCRIPTION OF THE NOTES

     The notes are limited to $275,000,000 in aggregate principal amount. The notes will mature on August 15, 2010, and will be payable at a price of 100% of the principal amount of the notes. The notes will bear interest at the interest rate of 5.00% per year from June 24, 2003. We will pay interest semi-annually on February 15 and August 15 of each year, commencing on August 15, 2003.

     The notes are general unsecured obligations of RRI and are subordinated to all of our current and future senior debt, and are pari passu in right of payment with any future senior subordinated indebtedness of RRI. The notes are also effectively subordinated in right of payment to all indebtedness and other liabilities, including trade payables, of our subsidiaries. Neither we nor our subsidiaries are restricted from incurring additional indebtedness or providing guarantees of indebtedness under the indenture. The indenture does not impose any financial or similar covenants on us or our subsidiaries. All future indebtedness of RRI will be treated as senior to these notes unless that future indebtedness states that it is not senior to these notes.

     You may convert the notes into shares of our common stock initially at the conversion rate of 104.8108 shares of common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances, at any time before the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. Holders of notes called for redemption or submitted for repurchase upon a change in control will be entitled to convert the notes up to and including the close of business on the business day immediately preceding the date fixed for redemption or repurchase, as the case may be. The conversion rate may be adjusted as described below under "-- Conversion Rights."

     We may redeem the notes at our option at any time on or after August 20, 2008 in whole or in part, if the last reported sale price of our common stock is at least 125% of the then effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the redemption notice at the redemption prices set forth below under "-- Optional Redemption by RRI," plus accrued and unpaid interest to, but excluding, the redemption date. We will therefore be required to make at least ten interest payments on the notes before being able to redeem the notes. If we experience a change in control, you will have the right to require us to repurchase your notes as described below under "-- Repurchase at Option of Holders Upon a Change in Control."

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FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     The notes were issued:

     - only in fully registered form;

     - without interest coupons; and

     - in denominations of $1,000 and multiples of $1,000.

     The notes are evidenced by one or more global notes, which was deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. The global note issued during the offering of the notes and any notes issued in exchange for the global note are subject to restrictions on transfer and bear a legend regarding such restrictions. The notes that are resold under this prospectus will be represented by a new unrestricted global note. Upon issuance of this global note, DTC will credit the accounts of persons holding through it with the respective principal amounts of the notes represented by the new unrestricted global note. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless one of the following occurs:

     - DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

     - an event of default with respect to the notes represented by the global note has occurred and is continuing; or

     - we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary.

     In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

     DTC or its nominee is considered the sole owner and holder of the global note for all purposes, and as a result:

     - you cannot have notes registered in your name if they are represented by the global note;

     - except as described above, you cannot receive physical certificated notes in exchange for your beneficial interest in the global note;

     - you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

     - all payments on the global note will be made to DTC or its nominee.

     The laws of some jurisdictions require that certain kinds of purchasers, such as insurance companies, can only own securities in definitive certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

     Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for each participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

     Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in global notes usually trade in DTC's same-day funds

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settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

     We will make cash payments of interest, principal, redemption price or repurchase price of the global note, as well as any payment of special interest, to the trustee for payment on to Cede & Co., the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

     We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

     We will send any redemption or repurchase notices to Cede. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

     We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

     DTC has also advised us as follows:

     - DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code, as amended, and a clearing agency registered pursuant to the provisions of
       Section 17A of the Exchange Act;

     - DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants;

     - Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations;

     - Certain participants, or their representatives, together with other entities, own DTC; and

     - Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee

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

have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

CONVERSION RIGHTS

     You have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. The initial conversion rate is equal to 104.8108 shares per $1,000 in principal amount of notes, as shown on the cover page of this prospectus. The conversion rate is equivalent to a conversion price of approximately $9.54 per share. The conversion rate is subject to adjustment as described below. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

     You may convert all or part of any note by delivering the note at the office or agency of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained from the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered. Beneficial owners of an interest in a global security may exercise their right of conversion pursuant to DTC's conversion program. This notice of conversion can be obtained at the office of the conversion agent. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are delivered.

     As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with a cash payment in lieu of any fraction of a share. The certificate or certificates will then be sent by the trustee to the conversion agent for delivery to the holders. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will be of the same class as the shares of our common stock that are currently outstanding.

     If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the immediately preceding interest payment date to the conversion date, except as described below in this paragraph. However, if you are a holder of a note on a regular record date, including a note surrendered for conversion after the regular record date, you will receive the interest payable on such note on the next succeeding interest payment date. Accordingly, to correct for the resulting overpayment of interest, any note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you upon a change in control, if your conversion right would terminate because of the redemption or repurchase between the regular record date and the close of business on the next succeeding interest payment date.

     No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash for such fractional shares based on the market price of our common stock at the close of business on the conversion date.

     You will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion but you will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than that of the holder of the note. Certificates
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representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

     The conversion rate is subject to adjustment for, among other things:

     - dividends and other distributions payable in our common stock on shares of our common stock;

     - the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current market price of such common stock as of the record date for shareholders entitled to receive such rights, options or warrants, provided that the conversion rate will be readjusted to the extent any of these rights, options or warrants are not exercised prior to their expiration;

     - subdivisions, combinations and reclassifications of our common stock;

     - distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

      - those dividends, distributions, rights, options and warrants referred to above;

      - dividends or distributions paid exclusively in cash; and

      - distributions upon mergers or consolidations referred to below;

     - distributions consisting exclusively of cash (excluding any cash distributed upon a merger or consolidation referred to below) to all holders of common stock in an aggregate amount that, combined together with:

      - other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made; and

      - any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 1.0% of our market capitalization (for this purpose being the product of the current market price per share of common stock on the record date for such distribution multiplied by the number of shares of common stock outstanding) on such date; and

     - the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with:

      - any cash and the fair market value of other consideration payable in a tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made; and

      - the aggregate amount of any such all-cash distributions referred to above to all holders of our common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 1.0% of our market capitalization (for this purpose being the product of the current market price per share of common stock as of the last time tenders could have been made pursuant to such tender offer multiplied by the number of shares of common stock outstanding) on the expiration of such tender offer.

     We will not make any adjustment for any transaction if the holders of the notes actually participate in such transaction on an equal and ratable basis.

     To the extent that we have a rights plan in effect upon conversion of the notes into common stock, the holder will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions, and no adjustments to the conversion rate will be made, except in limited circumstances.
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     We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order to avoid or diminish any income tax to the holder of common stock resulting from stock distribution. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate (except in the case of a cash dividend). We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any such adjustments.

     If we merge or consolidate with another person or sell or transfer all or substantially all of our assets, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the note was convertible immediately prior to the merger, consolidation or sale. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

     We may temporarily increase the conversion rate for any period of at least 20 days if our board of directors determines that the increase would be in our best interest. The board of directors' determination in this regard will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. Any such increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock exceeds the conversion price by 110% in connection with an event that otherwise would be a change in control as defined below.

MERGERS AND SALES OF ASSETS BY RRI

     We may not, directly or indirectly, consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, other than to one or more of our subsidiaries, unless:

     - the person formed by such consolidation or into or with which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of, premium, if any, and interest on the notes (including special interest, if any) and the performance of our other covenants under the indenture pursuant to an agreement reasonably satisfactory to the trustee; provided that if the person formed by or surviving any such consolidation or merger with us is not a corporation, a corporate co-issuer shall also be an obligor with respect to the convertible notes, and

     - immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.

     In addition, we may not, directly or indirectly, lease all or substantially all of our properties or assets, in one or more related transactions to any person, other than to one or more of our subsidiaries.

SUBORDINATION

     The indebtedness evidenced by the notes is subordinated to the extent provided in the indenture to the prior payment in full of all our senior debt (as defined below). In the event of our insolvency, bankruptcy, receivership, liquidation, reorganization, debt restructuring or similar proceeding or liquidation, dissolution or winding up or any assignment for the benefit of creditors or marshalling of assets and liabilities, payments on the notes will be subordinated in right of payment to the prior payment in full in cash of all senior debt. As a result of these subordination provisions, in the event of our liquidation, insolvency or any similar event described above, holders of senior debt may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. In the event of any acceleration of

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the notes because of an event of default, holders of any senior debt would be entitled to payment in full in cash of all senior debt before the holders of notes are entitled to receive any payment or distribution. We are required to promptly notify holders of senior debt if payment of the notes is accelerated because of an event of default.

     We may also not make payment of principal, interest or other amounts on the notes or redeem or repurchase the notes if any of the following occurs:

     - a default in the payment of the principal, interest or other amounts on designated senior debt (as defined below) occurs;

     - any other default on designated senior debt occurs and the maturity of such designated senior debt is accelerated; or

     - any other default (other than the ones specified above) occurs and is continuing with respect to designated senior debt that permits holders or their representatives of designated senior debt to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the payment blockage notice under the indenture.

     The foregoing prohibitions regarding payments on the notes shall end:

     - in case of a prohibition based on a payment default or a nonpayment default where the maturity of such designated senior debt is accelerated, when all amounts in respect of such designated senior debt have been paid in full in cash or the default is cured, waived or ceases to exist and any acceleration has been rescinded; and

     - in case of a prohibition based on a nonpayment default (other than the ones specified above), 179 days after the receipt of the payment blockage notice, unless (1) earlier terminated by the written notice of the person who gave the payment blockage notice, (2) all amounts on the designated senior debt have been paid in full in cash or (3) the default giving rise to the payment blockage notice is cured, waived or ceases to exist, unless the designated senior debt has been accelerated.

     No new payment blockage period based on a nonpayment default may start unless 360 days have elapsed since the effectiveness of the prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee may be the basis for a subsequent payment blockage notice, unless such default has been cured or waived for a period of at least 90 days. The subordination provisions will not prevent the occurrence of any event of default under the indenture. If the trustee or any holder receives any payment that should not have been made to it in contravention of subordination provisions before all senior debt is paid in full in cash, then such payment will be held in trust for the holders of senior debt.

     "designated senior debt" means any and all indebtedness outstanding under our credit agreement and our obligations under any particular senior debt having an aggregate principal amount in excess of $50,000,000 in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements to which we are a party, expressly provides that such senior debt shall be "designated senior debt" for purposes of the indenture. The instrument, agreement or other document evidencing such designated senior debt may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt.

     "senior debt" means, as to any person:

     - all indebtedness for money borrowed, for reimbursement of drawings under letters of credit and all hedging obligations unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes;

     - any and all indebtedness and obligations outstanding under our credit agreement; and

     - any deferrals, renewals, refinancings, replacements or extensions of any of the above.

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     Notwithstanding anything to the contrary in the preceding, senior debt will not include:

     - any liability for federal, state, local or other taxes owed or owing by RRI;

     - any intercompany Indebtedness of RRI to any of its affiliates; or

     - any trade payables.

     The notes are structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries. Our right to receive any assets of our subsidiaries upon their liquidation or reorganization, and your consequent right to participate in those assets, will be effectively subordinated to the claims of the subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary. Even in the event that we are recognized as a creditor of one our subsidiaries, our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of such subsidiary senior to that held by us.

     As of September 30, 2003, we had approximately $4.4 billion of indebtedness and other liabilities that would have constituted senior debt.

     Neither we nor our subsidiaries are limited or prohibited from incurring senior debt or any other indebtedness or liabilities under the indenture. We expect from time to time to incur additional indebtedness and other liabilities, including senior debt. We also expect that our subsidiaries may from time to time incur additional indebtedness and other liabilities.

OPTIONAL REDEMPTION BY RRI

     On or after August 20, 2008, we may redeem the notes, in whole or in part, if the last reported sale price of our common stock is at least 125% of the then effective conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the redemption notice at the redemption prices set forth below. If we elect to redeem all or part of the notes, we will give at least 30, but no more than 60, days' prior notice to you.

     The redemption price, expressed as a percentage of principal amount, is as follows for the following periods:

                                                               REDEMPTION
PERIOD                                                           PRICE
------                                                         ----------
Beginning on August 20, 2008 and ending on August 14,
  2009......................................................    101.429%
Beginning on August 15, 2009 and ending on August 14,
  2010......................................................    100.714%

and thereafter at 100% of the principal amount. In each case, we will pay accrued and unpaid interest (including special interest) to, but excluding, the redemption date.

     If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

     No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

PAYMENT AND CONVERSION

     We will make all payments of principal and interest (including special interest) on the notes by dollar check. If you hold registered notes with a face value greater than $2,000,000, at your request we will make payments of principal or interest to you by wire transfer to an account maintained by you at a bank in The City of New York. Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on February 1 or August 1, whether or not a business day, immediately preceding the relevant interest payment date (a "regular record date"). If you hold registered notes with a face value in excess of $2,000,000 and you would like to receive payments by wire transfer, you will be required to provide the trustee with wire transfer instructions at least 15 days prior to the relevant payment date.

     Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee's agents has or will have any responsibility or liability for:

     - any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global note; or

     - any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

     We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

     Notes may be surrendered for conversion at the office or agency of the trustee in the Borough of Manhattan, New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "-- Conversion Rights."

     We have initially appointed the trustee as registrar, paying agent and conversion agent. We may terminate the appointment of the registrar or any paying agent or conversion agent and appoint an additional registrar or additional or other paying agents and conversion agents. However, until the notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the notes have been made available for payment and either paid or returned to us as provided in the indenture, the trustee will maintain an office or agency in the Borough of Manhattan, New York for surrender of notes for conversion. Notice of any termination or appointment and of any change in the office through which the registrar or any paying agent or conversion agent will act will be given in accordance with "-- Notices" below.

     All moneys deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest (including special interest) on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     If a change in control (as defined below) occurs, you will have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount thereof, that is $1,000 or an integral multiple of $1,000. We will repurchase the notes upon a change in control at a price equal to 100% of the principal amount of the notes to be repurchased, together with accrued and unpaid interest to, but excluding, the repurchase date.

     At our option, instead of paying the repurchase price in cash, we may pay the repurchase price, in whole or in part, in our common stock (or in the case of a merger, consolidation or similar transaction in which we are not the surviving corporation, common stock, common equity interests, ordinary shares or

American Depository Shares of the surviving corporation or its direct or indirect parent corporation) valued at 95% of the average of the closing prices of our common stock for the five trading days immediately preceding the second trading day prior to the repurchase date. We may only pay the repurchase price in our common stock or applicable securities if we satisfy conditions provided in the indenture.

     Within 30 days after the occurrence of a change in control, we are obligated to give to you notice of the occurrence of the change in control, of the type of consideration to be paid and of the repurchase right arising as a result of the change in control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver on or before the second business day immediately preceding the 20th day after the date of our notice a written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which the right is being exercised. You may withdraw this notice by delivering to the trustee a notice of withdrawal prior to the close of business on the second business day immediately preceding the repurchase date. We are required to repurchase the notes surrendered for repurchase on a repurchase date that is 20 days after our notice.

     Because the value of any shares of our common stock that we may use to satisfy our repurchase obligation will be determined prior to the repurchase date, holders of the notes bear the market risk that our common stock will decline in value between the date the repurchase price is calculated and the repurchase date.

     A change in control means the occurrence of any of the following:

          (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of RRI and its subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act, but excluding any employee benefit plan of RRI or any of its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan);

          (2) the adoption of a plan relating to the liquidation or dissolution of RRI other than (i) the consolidation with, merger into or transfer of all or part of the properties and assets of any of our subsidiaries to us or any of our other subsidiaries and (ii) the merger of us with an affiliate solely for the purpose of our re-incorporating or our re-forming in another jurisdiction;

          (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting stock of RRI, measured by voting power rather than number of shares;

          (4) the first day on which a majority of the members of the board of directors of RRI are not continuing directors;

          (5) RRI consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, RRI, in any such event pursuant to a transaction in which any of the outstanding voting stock of RRI or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting stock of RRI outstanding immediately prior to such transaction is converted into or exchanged for voting stock (other than disqualified stock) of the surviving or transferee person constituting a majority of the outstanding shares of such voting stock of such surviving or transferee person (immediately after giving effect to such issuance); or

          (6) a termination of listing, which means that the common stock is neither listed for trading on a United States national securities exchange nor quoted on the Nasdaq National Market.

     However, a change in control shall not be deemed to have occurred if either:

     - the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control (in the case of a change in control under clause (3) above) or the period of 10 consecutive trading days ending immediately before the change in control (in the case of a change in control under clause (5) above) shall equal or exceed 110% of the conversion price of the notes in effect on each such trading day; or

     - all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change in control described in clause (3) and/or clause (5) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such change in control, and as a result of such transaction or transactions the notes become convertible solely into such common stock, depositary receipts or other certificates representing common equity interests.

     For purposes of these provisions:

     - whether a person is a "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission under the Exchange Act;

     - "voting stock" of any person as of any date means the capital stock of such person that is at the time entitled to vote in the election of the board of directors of such person;

     - "capital stock" means: (1) in the case of a corporation, corporate stock;
       (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person, but excluding from all of the foregoing any debt securities convertible into capital stock, whether or not such debt securities include any right of participation with capital stock;

     - "disqualified stock" means any capital stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the capital stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the capital stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any capital stock that would constitute disqualified stock solely because the holders of the capital stock have the right to require RRI to repurchase such capital stock upon the occurrence of a change of control or an asset sale will not constitute disqualified stock. The amount of disqualified stock deemed to be outstanding at any time for purposes of the indenture shall be equal to the maximum amount that RRI and its subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such disqualified stock, exclusive of accrued dividends.

     - "board of directors" means: (1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board; (2) with respect to a partnership, the board of directors of the general partner of the partnership; (3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members or board of directors thereof; and (4) with respect to any other person, the board or committee of such person serving a similar function;

     - "continuing director" means, as of any date of determination, any member of the board of directors of RRI who: (1) was a member of such board of directors on the date of the indenture; or (2) was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election;

     - the "conversion price" is equal to $1,000 divided by the conversion rate; and

     - "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     The rules and regulations under the Exchange Act require the dissemination of prescribed information to security holders in the event of an issuer tender offer. These rules may apply in the event that the repurchase option becomes available to you. We will comply with these rules to the extent applicable at that time.

     We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law and, subject to certain conditions, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be canceled promptly.

     Our ability to repurchase notes upon the occurrence of a change in control is subject to limitations. We may not have sufficient financial resources or the ability to arrange financing to pay the repurchase price in cash for all the notes delivered by holders seeking to exercise their repurchase right. Although our ability to repurchase the notes in cash may be limited or prohibited by the terms of any future borrowing arrangements existing at the time of a change in control, we may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the notes in common stock or applicable securities. Any failure by us to repurchase the notes upon a change in control would result in an event of default under the indenture, whether or not the repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our senior debt. Moreover, the occurrence of a change in control could result in an event of default under the terms of our then existing indebtedness. As a result, any repurchase of the notes may be prohibited until the senior debt is paid in full.

     The change in control repurchase provision of the notes may, in certain circumstances, make more difficult or discourage a takeover of our company. The change in control repurchase feature, however, is not the result of our knowledge or any specific effort to accumulate shares of our common stock, to obtain control of us by means of a merger, tender offer solicitation or otherwise by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a standard term contained in convertible securities similar to the notes.

     The definition of change in control includes a phrase relating to the transfer or sale of all or substantially all of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a transfer or sale of less than all of our assets may be uncertain.

     The foregoing provisions would not necessarily afford you protection in the event of highly leveraged or other transactions involving us that may adversely affect you.

EVENTS OF DEFAULT

     The following are events of default under the indenture:

     - we fail to pay principal of or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

     - we fail to pay any interest, including any special interest, on any note when due, which failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

     - we fail to comply with the notice and repurchase provisions described under "-- Repurchase at Option of Holders Upon a Change of Control," whether or not the notice or repurchase is prohibited by the subordination provisions of the indenture, which failure continues for 30 days following notice as provided in the indenture;

     - we fail to perform any agreement or other covenant in the notes or the indenture, which failure continues for 90 days following notice as provided in the indenture;

     - we fail to pay any indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by us or any of our subsidiaries, other than (1) Reliant Energy Retail Holdings, LLC or any subsidiary thereof in connection with a securitization transaction in which the indebtedness incurred by such entities is non-recourse to Reliant Resources and its other subsidiaries (2) Reliant Energy Capital (Europe) Inc. and its subsidiaries, (3) Reliant Energy Channelview, L.P. and its subsidiaries so long as, taken together, they would not constitute a significant subsidiary and (4) Liberty Electric PA, LLC, Liberty Electric Power, LLC and their respective subsidiaries so long as, taken together, they would not constitute a significant subsidiary (or the payment of which is guaranteed by us), in a principal aggregate amount then outstanding in excess of $100,000,000 at final maturity (either at its stated maturity or upon acceleration thereof), and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within the grace period provided in such bond, debenture, note, or other evidence of indebtedness;

     - failure by us or any of our subsidiaries, other than (1) Reliant Energy Retail Holdings, LLC or any subsidiary thereof that has engaged in a securitization transaction (2) Reliant Energy Capital (Europe) Inc. and its subsidiaries, (3) Reliant Energy Channelview, L.P. and its subsidiaries so long as, taken together, they would not constitute a significant subsidiary and (4) Liberty Electric PA, LLC, Liberty Electric Power, LLC and their respective subsidiaries so long as, taken together, they would not constitute a significant subsidiary, to pay final and non-appealable judgments aggregating in excess of $100,000,000, which are not covered by indemnities or third-party insurance, which judgments are not paid, discharged, vacated or stayed for a period of 60 days; and

     - certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries (other than Reliant Energy Capital (Europe) Inc. and its subsidiaries).

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder shall have offered and provided indemnity satisfactory to the trustee. Subject to providing indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The trustee may withhold from holders of the notes notice of any continuing event of default if it determines that withholding notice is in their interest, except an event of default relating to the payment of principal, premium, if any, or interest or special interest.

     In general, the trustee is required to give notice of a default with respect to the notes to the holders of those notes. However, the trustee may withhold notice of any such default (except a default in payment of principal of or interest on any note) if the trustee determines it is in the best interests of the holders of the notes to do so.

     If an event of default other than an event of default arising from events of insolvency, bankruptcy or reorganization occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of principal of the notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of insolvency, bankruptcy or reorganization relating to us occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. For information as to waiver of defaults, see "-- Meetings, Modification and Waiver" below.

     You will not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless:

     - you give the trustee written notice of a continuing event of default;

     - the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request and offered indemnity satisfactory to the trustee to institute proceedings;

     - the trustee shall have failed to institute such proceeding within 60 days of the written request; and

     - the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request within such 60 day period.

     However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of, premium, if any, or interest, including special interest, on your note on or after the respective due dates expressed in your note or your right to convert your note in accordance with the indenture.

     We will be required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance. Upon becoming aware of any event of default, RRI is required to deliver to the trustee a statement specifying such event of default.

MEETINGS, MODIFICATION AND WAIVER

     The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

     The indenture may be amended or modified without the necessity of obtaining the consent of the holders of the notes in order to, among other things:

     - provide for our successor pursuant to a consolidation, merger or sale of assets;

     - add to our covenants for the benefit of the holders of all or any of the notes or to surrender any right or power conferred upon us by the indenture;

     - provide for a successor trustee with respect to the notes;

     - cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the indenture which, in each case, will not adversely affect the interests of the holders of the notes;

     - add any additional events of default with respect to all or any of the notes;

     - secure the notes; or

     - increase the conversion rate or reduce the conversion price, provided that the increase or reduction, as the case may be, is in accordance with the terms of the indenture or will not adversely affect the interests of the holders of the notes.

     Other modifications and amendments of the indenture may be made, compliance by us with certain restrictive provisions of the indenture may be waived, and any past defaults by us under the indenture (except: (1) a default in the payment of principal, premium, if any, or interest, (2) failure to convert a note into common stock or (3) failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected) may be waived with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding.

     The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

     However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

     - change the stated maturity of the principal or interest of a note;

     - reduce the principal amount of, or any premium or interest on, any note;

     - reduce the amount payable upon a redemption or mandatory repurchase;

     - modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

     - modify our rights to redeem the notes in a manner adverse to the holders;

     - change the place or currency of payment on a note;

     - impair the right to institute suit for the enforcement of any payment on any note;

     - modify our obligation to maintain an office or agency in New York City;

     - modify the subordination provisions in a manner that is adverse to the holders of the notes;

     - adversely affect the right to convert the notes other than a modification or amendment permitted by the terms of the indenture;

     - modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

     - reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the indenture;

     - reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

     - reduce the percentage of the principal amount of the holders required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted; or

     - modify the provisions with respect to meetings, modification and waiver.

     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to take any action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of outstanding notes on the record date and must be taken within 180 days following the record date or such other period as we may specify (or as the trustee may specify, if it set the record date). This period may be shortened or lengthened (but not beyond 180 days) from time to time.

REGISTRATION RIGHTS

     We entered into a registration rights agreement with the initial purchasers of the notes. If you sell the notes or shares of common stock issued upon conversion of the notes under this registration statement, you generally will be required to be named as a selling securityholder in this prospectus, deliver this prospectus to purchasers and be bound by applicable provisions of the registration rights agreement, including some indemnification provisions.

     In the registration rights agreement, we agreed to use our reasonable best efforts to keep the registration statement effective until the earlier of (1) the sale pursuant to this shelf registration statement of all securities registered hereunder; (2) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to all the notes and the shares of common stock issuable upon conversion of the notes held by persons that are not our affiliates; or (3) June 24, 2005.

     We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any 90-day period and not to exceed an aggregate of 90 days in any 365-day period. We also agreed to pay special interest to holders of the notes and shares of common stock issued upon conversion of the notes if this registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above. You should refer to the registrations rights agreement for a description of this special interest.

NOTICES

     Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

     Notice of a redemption of notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

REPLACEMENT OF NOTES

     We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

PAYMENT OF STAMP AND OTHER TAXES

     We will pay all stamp and other duties, if any, that may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes or of shares of stock upon conversion of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

SATISFACTION AND DISCHARGE

     We may satisfy and discharge our obligations under the indenture while the notes remain outstanding, subject to certain conditions, if:

     - all outstanding notes will become due and payable at their scheduled maturity within one year; or

     - all outstanding notes are scheduled for redemption within one year,

and in either case, we have deposited with the trustee an amount in cash or cash equivalents sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

GOVERNING LAW

     The indenture, the notes and the registration rights agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

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THE TRUSTEE

     If an event of default occurs and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have furnished to the trustee reasonable security or indemnity satisfactory to it.

     The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claims as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

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                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following descriptions are summaries of material terms of our common stock, preferred stock, restated certificate of incorporation and amended and restated bylaws. This summary is qualified by reference to our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

     Our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.001 per share, and 125,000,000 shares of preferred stock, par value $0.001 per share. Of the 125,000,000 shares of preferred stock, 2,000,000 shares have been designated Series A preferred stock. As of December 5, 2003, there were 294,591,650 shares of common stock outstanding, 5,212,350 shares of common stock held in treasury and there were no outstanding shares of preferred stock.

COMMON STOCK

     Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a pro rata share in any distribution to stockholders, but only after satisfaction of all of our liabilities and of the prior rights of any outstanding series of our preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including:

     - dividend rates,

     - redemption rights,

     - liquidation rights,

     - sinking fund provisions,

     - conversion rights,

     - voting rights, and

     - any other designations, powers, preferences, rights, qualifications, limitations, or restrictions.

     The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

     The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board were to determine that a takeover proposal was not in our best interest, the board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of the series to prevent or make the change of control transaction more difficult. Alternatively, a change of control transaction deemed by the board to be in our best interest could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

     Holders of our common stock may purchase shares of our Series A preferred stock if the rights associated with their common stock are exercisable and the holders exercise the rights. Please read the "-- Stockholder Rights Plan" section below.

  SERIES A PREFERRED STOCK

     Our Series A preferred stock ranks junior to all other series of our preferred stock, and senior to our common stock with respect to dividend and liquidation rights. If we liquidate, dissolve or wind up, we may not make any distributions to holders of our common stock unless we first pay holders of our Series A preferred stock an amount equal to:

     - $1,000 per share, plus

     - accrued and unpaid dividends and distributions on our Series A preferred stock, whether or not declared, to the date of such payment.

If the dividends or distributions payable on our Series A preferred stock are in arrears, we may not:

     - declare or pay dividends on,

     - make any other distributions on,

     - redeem,

     - purchase, or

     - otherwise acquire for consideration, any shares of our common stock or our Series A preferred stock, until we have paid all such unpaid dividends or distributions, except in accordance with a purchase offer to all holders of our Series A preferred stock upon terms that our board of directors determines will be fair and equitable.

     We may redeem shares of our Series A preferred stock at any time at a redemption price determined in accordance with the provisions of our certificate of incorporation.

     Holders of shares of our Series A preferred stock are entitled to vote together with holders of our common stock as one class on all matters submitted to a vote of our stockholders. Each share of our Series A preferred stock entitles its holder to a number of votes equal to the "adjustment number" specified in our restated certificate of incorporation. The adjustment number is initially equal to 1,000 and is subject to adjustment in the event we:

     - declare any dividend on our common stock payable in shares of common stock,

     - subdivide our outstanding shares of common stock, or

     - combine our outstanding shares of common stock into a smaller number of shares.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAWS AND OUR CHARTER AND BYLAW PROVISIONS

     Some provisions of Delaware law and our restated certificate of incorporation and bylaws could make the following more difficult:

     - acquisition of us by means of a tender offer,

     - acquisition of control of us by means of a proxy contest or otherwise, or

     - removal of our incumbent officers and directors.

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

     These provisions, as well as our stockholder rights plan and our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

CHARTER AND BYLAW PROVISIONS

  ELECTION AND REMOVAL OF DIRECTORS

     Our board of directors may be comprised of between one and fifteen directors, the exact number to be fixed from time to time by resolution of our board of directors. Currently, our board of directors has five members. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with only one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors. In addition, no director may be removed except for cause, and directors may be removed for cause by a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may only be filled by a majority of the remaining directors in office.

  STOCKHOLDER MEETINGS

     Our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our president and chief executive officer, or a majority of the board of directors and may not be called by the holders of common stock. In addition, our restated certificate of incorporation and our bylaws specifically deny any power of the stockholders to call a special meeting.

  ELIMINATION OF STOCKHOLDER ACTION BY WRITTEN CONSENT

     Our restated certificate of incorporation and our bylaws provide that holders of our common stock will not be able to act by written consent without a meeting.

  AMENDMENT OF CERTIFICATE OF INCORPORATION

     The provisions described above under "-- Election and Removal of Directors", "-- Stockholder Meetings" and "-- Elimination of Stockholder Action by Written Consent" may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

  AMENDMENT OF BYLAWS

     Our board of directors has the power to alter, amend or repeal our bylaws or adopt new bylaws by the affirmative vote of at least 80% of all directors then in office at any regular or special meeting of the board of directors called for that purpose. This right is subject to repeal or change by the affirmative vote of holders of at least 80% of the voting power of all outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

  OTHER LIMITATIONS ON STOCKHOLDER ACTIONS

     Our bylaws also impose some procedural requirements on stockholders who wish to:

     - make nominations in the election of directors,

     - propose that a director be removed,

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

     - propose any repeal or change in our bylaws, or

     - propose any other business to be brought before an annual or special meeting of stockholders.

     With respect to special meetings of stockholders, our bylaws provide that only such business shall be conducted as shall have been stated in the notice of the meeting or shall otherwise have been brought before the meeting by or at the direction of the chairman of the meeting or the board of directors.

     Under these procedural requirements, in order to bring a proposal or nomination before an annual meeting of stockholders, or in order to bring a nomination before a meeting of stockholders, a stockholder must deliver timely notice to our corporate secretary along with the following:

     - a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting,

     - the stockholder's name and address,

     - the number of shares beneficially owned by the stockholder and evidence of such ownership,

     - the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with such persons, and

     - the number of shares such persons beneficially own.

     To be timely, a stockholder must deliver notice:

     - of a nomination or other business in connection with an annual meeting of stockholders, not less than 90 nor more than 180 days prior to the date on which the immediately preceding year's annual meeting of stockholders was held, or

     - of a nomination in connection with a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting.

     In order to submit a nomination for our board of directors, a stockholder must also submit information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder's nominee or proposal will be ineligible and will not be voted on by our stockholders.

LIMITATION ON LIABILITY OF DIRECTORS

     Our restated certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

     - any breach of the director's duty of loyalty to our company or our stockholders,

     - any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

     - unlawful payments of dividends or unlawful stock repurchases or redemptions, and

     - any transaction from which the director derived an improper personal benefit.

     Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

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STOCKHOLDER RIGHTS PLAN

     Each share of common stock includes one right to purchase from us a unit consisting of one-thousandth of a share of our Series A preferred stock at a purchase price of $150.00 per unit, subject to adjustment. The rights are issued pursuant to a rights agreement between us and JP Morgan Chase Bank, as successor to The Chase Manhattan Bank, as rights agent. We have summarized selected portions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the summary below and the rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

  DETACHMENT OF RIGHTS; EXERCISABILITY

     The rights are evidenced by the certificates representing our currently outstanding common stock and all common stock certificates we issue prior to the "distribution date". That date will occur, except in some cases, on the earlier of:

     - ten days following a public announcement that a person or group of affiliated or associated persons, who we refer to collectively as an "acquiring person", has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, or

     - ten business days following the start of a tender offer or exchange offer that would result in a person becoming an acquiring person.

     Our board of directors may defer the distribution date in some circumstances. Also, some inadvertent acquisitions of our common stock will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient common stock.

     Until the distribution date:

     - common stock certificates will evidence the rights,

     - the rights will be transferable only with those certificates,

     - new common stock certificates will contain a notation incorporating the rights agreement by reference, and

     - the surrender for transfer of any common stock certificate will also constitute the transfer of the rights associated with the common stock represented by the certificate.

     The rights are not exercisable until the distribution date and will expire at the close of business on January 15, 2011, unless we redeem or exchange them at an earlier date as described below or we extend the expiration date prior to January 15, 2011.

     As soon as practicable after the distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock as of the close of business on the distribution date. From that date on, only separate rights certificates will represent the rights. We will issue rights with all shares of common stock issued prior to the distribution date. We will also issue rights with shares of common stock issued after the distribution date in connection with some employee benefit plans or upon conversion of some securities. Except as otherwise determined by our board of directors, we will not issue rights with any other shares of common stock issued after the distribution date.

  FLIP-IN EVENT

     A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a "permitted offer". The rights agreement defines "permitted offer" as a tender or exchange offer for all outstanding shares of our common stock at a price and on terms that a majority of the independent directors on our board of directors determines to be fair to and otherwise in our best interests and the best interests of our stockholders.

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

     If a flip-in event occurs, each right, other than any right that has become null and void as described below, will become exercisable to receive the number of shares of common stock, or in some specified circumstances, cash, property or other securities, which has a "current market price" equal to two times the exercise price of the right. Please refer to the rights agreement for the definition of "current market price".

  FLIP-OVER EVENT

     A "flip-over event" will occur under the rights agreement when, at any time from and after the time a person becomes an acquiring person:

     - we are acquired by any person or we acquire any person in a merger or other business combination transaction, other than specified mergers that follow a permitted offer, or

     - 50% or more of our assets, cash flow or earning power is sold, leased or transferred.

     If a flip-over event occurs, each holder of a right, except rights that are voided as described below, will thereafter have the right to receive, on exercise of the right, a number of shares of common stock of the acquiring company that has a current market price equal to two times the exercise price of the right.

     When a flip-in event or a flip-over event occurs, all rights that then are, or under the circumstances the rights agreement specifies previously were, beneficially owned by an acquiring person or specified related parties will become null and void in the circumstances the rights agreement specifies.

  SERIES A PREFERRED STOCK

     After the distribution date, each right will entitle the holder to purchase a fractional share of our Series A preferred stock, which will be essentially the economic equivalent of one share of common stock. Please refer to the "-- Preferred Stock -- Series A Preferred Stock" section above for additional information about our Series A preferred stock.

  ANTIDILUTION

     The number of rights associated with a share of outstanding common stock, the number of fractional shares of Series A preferred stock issuable upon exercise of a right and the exercise price of the right are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, our common stock occurring prior to the distribution date. The exercise price of the rights and the number of fractional shares of Series A preferred stock or other securities or property issuable on exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of some specified transactions affecting the Series A preferred stock.

     With some exceptions, we will not be required to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. The rights agreement also will not require us to issue fractional shares of Series A preferred stock that are not integral multiples of the specified fractional share and, in lieu thereof, we will make a cash payment based on the market price of the Series A preferred stock on the last trading date prior to the date of exercise. Pursuant to the rights agreement, we reserve the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights be exercised so that we will issue only whole shares of Series A preferred stock.

  REDEMPTION OF RIGHTS

     At any time until the time a person becomes an acquiring person, we may redeem the rights in whole, but not in part, at a price of $.005 per right, payable, at our option, in cash, shares of common stock or such other consideration as our board of directors may determine. Upon such redemption, the rights will terminate and the only right of the holders of rights will be to receive the $.005 redemption price.

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  EXCHANGE OF RIGHTS

     At any time after the occurrence of a flip-in event and prior to a person becoming the beneficial owner of 50% or more of our outstanding common stock or the occurrence of a flip-over event, we may exchange the rights, other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void, in whole or in part, at an exchange ratio of one share of common stock, and/or other equity securities deemed to have the same value as one share of common stock, per right, subject to adjustment.

  SUBSTITUTION

     If we have an insufficient number of authorized but unissued shares of common stock available to permit an exercise or exchange of rights upon the occurrence of a flip-in event, we may substitute other specified types of property for common stock so long as the total value received by the holder of the rights is equivalent to the value of the common stock that the stockholder would otherwise have received. We may substitute cash, property, equity securities or debt, reduce the exercise price of the rights or use any combination of the foregoing.

  NO RIGHTS AS A STOCKHOLDER; TAXES

     Until a right is exercised, a holder of rights will have no rights to vote or receive dividends or any other rights as a stockholder of our common stock. Stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock, or other consideration, or for the common stock of the acquiring company or are exchanged as described above.

  AMENDMENT OF TERMS OF RIGHTS

     Our board of directors may amend any of the provisions of the rights agreement, other than some specified provisions relating to the principal economic terms of the rights and the expiration date of the rights, at any time prior to the time a person becomes an acquiring person. Thereafter, our board of directors may only amend the rights agreement in order to cure any ambiguity, defect or inconsistency or to make changes that do not materially and adversely affect the interests of holders of the rights, excluding the interests of any acquiring person.

  RIGHTS AGENT

     JP Morgan Chase Bank, as successor to The Chase Manhattan Bank, serves as rights agent with regard to the rights.

  ANTITAKEOVER EFFECTS

     The rights will have anti-takeover effects. They will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to make more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors.

DELAWARE ANTITAKEOVER LAW

     We are subject to Section 203 of the Delaware General Corporation Law.
Section 203 prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder. An interested stockholder is any person, other than the corporation and any of its majority-owned subsidiaries, who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. Section 203 may tend to deter any potential unfriendly offers or other efforts to obtain control of our company that are not approved by our board. This may deprive the stockholders of opportunities to sell shares of our common stock at prices higher than the prevailing market price.

                            SELLING SECURITYHOLDERS

     The notes were originally issued by us and sold by Deutsche Bank Securities Inc., Goldman, Sachs & Co., Banc of America Securities LLC, Barclays Capital Inc., ABN AMRO Rothschild LLC and Commerzbank Capital Markets Corp. (the "initial purchasers") in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

     The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock.

     The principal amounts of the notes provided in the table below is based on information provided to us by each of the selling securityholders as of December 10, 2003, and the percentages are based on $275,000,000 principal amount of notes outstanding. The number of shares of common stock that may be sold is calculated based on the current conversion rate of 104.8108 shares of common stock per each $1,000 principal amount of notes. Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

     The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the notes or the shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales.

                                                                                                        PERCENTAGE OF
                                        AGGREGATE PRINCIPAL                        NUMBER OF SHARES       SHARES OF
                                          AMOUNT OF NOTES       PERCENTAGE OF       OF COMMON STOCK      COMMON STOCK
NAME                                     THAT MAY BE SOLD     NOTES OUTSTANDING   THAT MAY BE SOLD(1)   OUTSTANDING(2)
----                                    -------------------   -----------------   -------------------   --------------
Van Kampen Equity and Income Fund.....     $ 29,774,000             10.83%               3,120,637               *
Marathon Global Convertible Master
  Fund, Ltd. .........................     $ 25,500,000              9.27%               2,672,675               *
Clinton Riverside Convertible
  Portfolio Limited...................     $ 19,815,000              7.21%               2,076,826               *
Vanguard Convertible Securities Fund,
  Inc. ...............................     $ 14,685,000              5.34%               1,539,147               *
Deutsche Bank Securities, Inc. .......     $ 12,648,000              4.60%               1,325,647               *
Arbitex Master Fund, L.P. ............     $  9,200,000              3.35%                 964,259               *
DBAG -- London........................     $  9,100,000              3.31%                 953,778               *
Clinton Multistrategy Master Fund,
  Ltd. ...............................     $  8,685,000              3.16%                 910,282               *

                                                                                                        PERCENTAGE OF
                                        AGGREGATE PRINCIPAL                        NUMBER OF SHARES       SHARES OF
                                          AMOUNT OF NOTES       PERCENTAGE OF       OF COMMON STOCK      COMMON STOCK
NAME                                     THAT MAY BE SOLD     NOTES OUTSTANDING   THAT MAY BE SOLD(1)   OUTSTANDING(2)
----                                    -------------------   -----------------   -------------------   --------------
Silverback Master, LTD................     $  8,500,000              3.09%                 890,892               *
Windmill Master Fund, LP..............     $  8,000,000              2.91%                 838,486               *
Canyon Value Realization Fund
  (Cayman), Ltd. .....................     $  8,200,000              2.98%                 859,449               *
Nations Convertible Securities Fund...     $  5,950,000              2.16%                 623,624               *
Quattro Fund LTD......................     $  5,714,000              2.08%                 598,889               *
Argent Classic Convertible Arbitrage
  Fund (Bermuda) Ltd. ................     $  6,200,000              2.25%                 649,827               *
Alexandra Global Master Fund LTD......     $  6,000,000              2.18%                 628,865               *
Canyon Capital Arbitrage Master Fund,
  Ltd. ...............................     $  6,000,000              2.18%                 628,865               *
Argent Low Lev Convertible Arbitrage
  Fund Ltd. ..........................     $  5,500,000              2.00%                 576,459               *
Royal Bank of Canada..................     $  5,000,000              1.82%                 524,054               *
Grace Convertible Arbitrage Fund,
  LTD.................................     $  4,500,000              1.64%                 471,649               *
Van Kampen Harbor Fund................     $  4,300,000              1.56%                 450,686               *
Lyxor Master Fund.....................     $  4,000,000              1.45%                 419,243               *
The Northwestern Mutual Life Insurance
  Company.............................     $  4,000,000              1.45%                 419,243               *
Chrysler Corporation Master Retirement
  Trust...............................     $  3,705,000              1.35%                 388,324               *
Canyon Value Realization Fund,
  L.P. ...............................     $  3,000,000              1.09%                 314,432               *
OCM Convertible Trust.................     $  2,965,000              1.08%                 310,765               *
Lehman Brothers, Inc. ................     $  2,600,000                  *                 272,508               *
Microsoft Corporation.................     $  2,425,000                  *                 254,166               *
New York Life Insurance Company (Post
  82).................................     $  2,145,000                  *                 224,819               *
Raptor Global Portfolio LTD. .........     $  1,997,000                  *                 209,307               *
Mainstay Convertible Fund.............     $  1,940,000                  *                 203,333               *
Sage Capital..........................     $  1,900,000                  *                 199,141               *
Zurich Institutional Benchmarks Master
  Fund, LTD. .........................     $  1,851,000                  *                 194,005               *
TQA Master Plus Fund, LTD. ...........     $  1,723,100                  *                 180,600               *
State Employees' Retirement Fund of
  the State of Delaware...............     $  1,720,000                  *                 180,275               *
Mainstay VP Convertible Fund..........     $  1,540,000                  *                 161,409               *
Delta Air Lines Master Trust -- CV....     $  1,530,000                  *                 160,361               *
Zurich Institutional Benchmark
  Management..........................     $  1,304,000                  *                 136,673               *
Van Kampen Utility Fund...............     $  1,300,000                  *                 136,254               *
Partner Reinsurance Company Ltd. .....     $  1,295,000                  *                 135,730               *
Argent Classic Convertible Arbitrage
  Fund L.P. ..........................     $  1,200,000                  *                 125,773               *
Canyon Value Realization MAC 18, Ltd.
  (RMF)...............................     $  1,200,000                  *                 125,773               *

                                                                                                        PERCENTAGE OF
                                        AGGREGATE PRINCIPAL                        NUMBER OF SHARES       SHARES OF
                                          AMOUNT OF NOTES       PERCENTAGE OF       OF COMMON STOCK      COMMON STOCK
NAME                                     THAT MAY BE SOLD     NOTES OUTSTANDING   THAT MAY BE SOLD(1)   OUTSTANDING(2)
----                                    -------------------   -----------------   -------------------   --------------
Laurel Ridge Capital, LP..............     $  1,000,000                  *                 104,811               *
McMahan Securities Co. L.P. ..........     $  1,000,000                  *                 104,811               *
Onyx Fund Holdings, LDC...............     $  1,000,000                  *                 104,811               *
New York Life Insurance Company (Pre
  82).................................     $    985,000                  *                 103,239               *
TQA Master Fund, LTD. ................     $    862,900                  *                  90,441               *
BP Amoco PLC Master Trust.............     $    839,000                  *                  87,936               *
PRS Convertible Arbitrage Master Fund
  L.P. ...............................     $    750,000                  *                  78,608               *
Delta Pilots Disability & Survivorship
  Trust -- CV.........................     $    740,000                  *                  77,560               *
SSI Blended Market Neutral L.P. ......     $    559,000                  *                  58,589               *
CNH CA Master Account, L.P. ..........     $    500,000                  *                  52,405               *
JP Morgan Securities, Inc.............     $    500,000                  *                  52,405               *
Qwest Occupational Health Trust.......     $    425,000                  *                  44,545               *
Argent LowLev Convertible Arbitrage
  Fund LLC............................     $    400,000                  *                  41,924               *
Motion Picture Industry Health Plan --
  Active Member Fund..................     $    380,000                  *                  39,828               *
Universal Institutional Funds Equity &
  Income Fund.........................     $    329,000                  *                  34,483               *
Tudor BUI Global Portfolio LTD. ......     $    326,000                  *                  34,168               *
Travelers Indemnity Company --
  Commercial Lines....................     $    320,000                  *                  33,539               *
Hotel Union & Hotel Industry of Hawaii
  Pension Plan........................     $    314,000                  *                  32,911               *
SSI Hedged Convertible Market Neutral,
  L.P. ...............................     $    309,000                  *                  32,387               *
Lyxor Master Fund c/o Arbitex Capital
  Limited.............................     $    300,000                  *                  31,443               *
Argent Classic Convertible Arbitrage
  Fund II , L.P. .....................     $    300,000                  *                  31,443               *
Xavex Convertible Arbitrage 10 Fund...     $    300,000                  *                  31,443               *
Sphinx Convertible Arb Fund SPC.......     $    285,000                  *                  29,871               *
Motion Picture Industry Health Plan --
  Retiree Member Fund.................     $    255,000                  *                  26,727               *
Xavex Convertible Arbitrage 7 Fund....     $    248,000                  *                  25,993               *
Travelers Indemnity Company --
  Personal Lines......................     $    215,000                  *                  22,534               *
OCM Global Convertible Securities
  Fund -- DC..........................     $    190,000                  *                  19,914               *
Tudor Proprietary Trading, L.L.C. ....     $    177,000                  *                  18,552               *
LDG Limited...........................     $    120,000                  *                  12,577               *
RBC Alternative Assets, L.P. .........     $    100,000                  *                  10,481               *
Aftra Health Fund.....................     $     90,000                  *                   9,433               *

                                                                                                        PERCENTAGE OF
                                        AGGREGATE PRINCIPAL                        NUMBER OF SHARES       SHARES OF
                                          AMOUNT OF NOTES       PERCENTAGE OF       OF COMMON STOCK      COMMON STOCK
NAME                                     THAT MAY BE SOLD     NOTES OUTSTANDING   THAT MAY BE SOLD(1)   OUTSTANDING(2)
----                                    -------------------   -----------------   -------------------   --------------
Fidelity Advisor Series I: Fidelity
  Advisor Equity Value Fund...........     $     55,000                  *                   5,765               *
Sphinx Fund...........................     $     46,000                  *                   4,821               *
Convertible Securities Fund...........     $     30,000                  *                   3,144               *
Viacom Inc. Pension Plan Master
  Trust...............................     $     28,000                  *                   2,935               *
New York Life Separate Account #7.....     $     25,000                  *                   2,620               *
Lexington Vantage Fund................     $     23,000                  *                   2,411               *
Jefferies & Company, Inc. ............     $      7,000                  *                     734               *
All other holders of notes or future
  transferees, pledgees, donees,
  assignees or successors of any such
  holders (3) (4).....................     $ 12,056,000              4.39%               1,263,599               *
                                           ------------            -------           -------------          ------
                                           $275,000,000            100.00%              28,822,970(5)        8.91%(6)
                                           ============            =======           =============          ======

---------------

 *  Less than one percent.

(1) Assumes conversion of all of the holder's notes at a conversion rate of
    104.8108 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described under "Description of Notes -- Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using common shares outstanding as of December 5, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder's notes, but we did not assume conversion of any other holder's notes.

(3) Information about other selling shareholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of the notes or any future pledgees, donees, assignees, transferees or successors of or from any other such holders of the notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(5) Represents the number of shares of common stock into which $275,000,000 of notes would be convertible at the conversion rate described in footnote 1 above.

(6) Represents the amount which the selling securityholders may sell under this prospectus divided by the sum of the common stock outstanding as of December 5, 2003 plus the 28,822,970 shares of common stock into which the $275,000,000 notes are convertible.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax consequences of an investment in the notes and common stock received pursuant to a conversion of the notes. This summary is based upon United States federal income tax law in effect on the date of this prospectus, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold the notes or common stock received pursuant to a conversion of the notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (i) United States federal income tax consequences to a Non-U.S. Holder (as defined below) that is (A) engaged in the conduct of a United States trade or business or (B) a nonresident alien individual and such individual is present in the United States for 183 or more days during the taxable year and (ii) state, local, or non-United States tax considerations. This summary assumes that investors will hold their notes, and common stock received pursuant to a conversion of notes, as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986 (the "Code"). Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in the notes, including as a result of changes to United States federal income tax law after the date of this prospectus.

     For purposes of this summary, a "U.S. Holder" is a beneficial owner of notes, or common stock received pursuant to a conversion of the notes, that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated. A beneficial owner of notes, or common stock received pursuant to a conversion of the notes, that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

U.S. HOLDERS

  PAYMENTS OF INTEREST

     Payments of interest on the notes made to a U.S. Holder will be subject to tax as ordinary income at the time the interest is received or accrued in accordance with such holder's method of accounting for United States federal income tax purposes.

  MARKET DISCOUNT

     If a U.S. Holder acquires the notes at a price that is less than their issue price, the holder will generally be treated as acquiring the notes with "market discount." A holder who acquires the notes at a market discount that is more than a statutorily-defined "de minimis" amount will generally be required to recognize ordinary income upon a sale or other taxable disposition of the notes to the extent of the lesser of the accrued market discount on the notes or any gain recognized upon such disposition. Such market discount will accrue ratably or, at the election of the holder, under a constant yield method over the remaining term of the notes. A U.S. Holder will also be required to defer the deduction of a portion of the interest paid or accrued on indebtedness incurred to purchase or carry the notes acquired with market discount. In the alternative, a U.S. Holder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such holder in the taxable year of the election and thereafter, in which case the foregoing rules will not apply. In addition, a U.S. Holder will not recognize income for any accrued market discount attributable to notes converted into common stock. Upon disposition of such common stock received, however, any gain will be treated as ordinary income to the extent of such accrued market discount not previously included in income.

  BOND PREMIUM

     If a U.S. Holder acquires notes at a price that is greater than the stated principal amount of the notes, the holder will generally be treated as acquiring the notes with "bond premium" for United States federal income tax purposes. The amount of such premium will be included in the adjusted tax basis of the notes which may result in a capital loss upon the sale or other taxable disposition of the notes. In lieu of the foregoing, the holder may elect to amortize such premium, as an offset to the payments of interest on the notes using a constant yield method during the period commencing with the purchase date of the notes and ending on the maturity date of the notes (or, if it would result in a smaller amount of amortizable bond premium, an earlier call date).

  CONVERSION OF THE NOTES INTO COMMON STOCK

     If a U.S. Holder converts the notes into common stock, such holder will generally not recognize gain or loss except to the extent of cash received in lieu of a fractional share of common stock. In the case of cash received in lieu of a fractional share, a holder will generally recognize capital gain or loss, for United States federal income tax purposes, equal to the difference between the amount of cash received and the tax basis in such fractional share, except to the extent of accrued market discount allocable to such share but not previously included in income which shall be treated as ordinary income to the extent of any recognized gain. Such gain or loss will generally be long-term if the holder's holding period in respect of the notes is more than one year. A U.S. Holder's tax basis in the common stock received upon such conversion should generally equal such holder's adjusted tax basis in the notes (taking into account any previously recognized accrued market discount or any adjustments pursuant to the bond premium rules and hereinafter referred to as the "adjusted tax basis" in the notes) tendered in exchange therefor, less the tax basis allocated to any fractional share for which cash is received. A U.S. Holder's holding period in the common stock received upon conversion of the notes will include the holding period of notes so converted.

  SALE, EXCHANGE, OR OTHER DISPOSITION OF THE NOTES OR COMMON STOCK

     Upon a sale, exchange, or other disposition of the notes (other than a conversion of the notes into common stock as described under "-- Conversion of the Notes into Common Stock" above), or common stock previously received pursuant to a conversion of the notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such disposition and (ii) the holder's adjusted tax basis in the notes or common stock previously received pursuant to a conversion or exchange of the notes. Such gain or loss will be (i) capital gain or loss, except in the case of gain, to the extent of accrued market discount not previously included in income and (ii) long-term if the holder's holding period in respect of such notes or common stock is more than one year.

  CONSTRUCTIVE DIVIDENDS

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend, for United States federal income tax purposes, to holders of the notes. For example, an increase in the conversion rate in the event of distributions of our debt instruments, or our assets, or an increase in the event of an extraordinary cash dividend, generally will result in deemed dividend treatment to holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not.

NON-U.S. HOLDERS

  PAYMENTS OF INTEREST

     Payments of interest on the notes made to a Non-U.S. Holder will not be subject to United States federal income or withholding tax provided that (i) such holder is not a controlled foreign corporation that is related to us through stock ownership and (ii) the statement requirement set forth in section 871(h) or 881(c) of the Code is satisfied (the "Statement Requirement"). The Statement Requirement generally will be satisfied if the beneficial owner of the notes certifies on United States Internal Revenue Service Form W-8BEN (or a suitable substitute form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

  DIVIDENDS AND CONSTRUCTIVE DIVIDENDS

     Dividends paid or constructive dividends deemed paid (see "U.S.
Holders -- Constructive Dividends" above) to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate subject to reduction or complete exemption under an applicable treaty if the Non-U.S. Holder provides a United States Internal Revenue Service Form W-8BEN (or a suitable substitute form) certifying that it is entitled to such treaty benefits.

  SALE, EXCHANGE, CONVERSION, OR OTHER DISPOSITION OF THE NOTES AND CONVERSION INTO COMMON STOCK

     Upon a sale, exchange, conversion, or other disposition of the notes and common stock received pursuant to a previous conversion of the notes, a Non-U.S. Holder will generally not be subject to United States federal income tax.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     Information returns will be filed annually with the United States Internal Revenue Service and provided to each Non-U.S. Holder with respect to any payments on the notes or common stock received pursuant to a previous conversion of the notes and the proceeds from their sale or other disposition that are subject to withholding or that are exempt from United States withholding tax pursuant to an applicable income tax treaty or other reason. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation. Interest, dividends, or constructive dividends paid to a Non-U.S. Holder of the notes or common stock generally will be exempt from backup withholding if the Non-U.S. Holder satisfies the Statement Requirement described above.

     The payment of the proceeds from the disposition of the notes or common stock received pursuant to a previous conversion of the notes to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status, under penalties of perjury, or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the notes or common stock to or through a non-United States office of a non-United States broker will not be subject to information reporting or backup withholding unless the non-United States broker has certain types of relationships with the United States (a "United States related person"). In the case of the payment of the proceeds from the disposition of the notes or common stock to or through a non-United States office of a broker that is either a United States person or a United States related person, information reporting (but not backup withholding) will apply to the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge or reason to know otherwise.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, if the Non-U.S. Holder provides, on a timely basis, the required information to the United States Internal Revenue Service.

                              PLAN OF DISTRIBUTION

     The selling securityholders will be offering and selling all of the securities offered and sold under this prospectus. We will not receive any of the proceeds from the offering of the notes or the shares of common stock by the selling securityholders. In connection with the initial offering of the notes, we entered into a registration rights agreement dated as of June 24, 2003 with the initial purchasers of the notes. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules. We are registering the notes and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

     The selling securityholders may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time:

     - directly; or

     - through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or from the purchasers of the notes and shares of common stock for whom they may act as agent.

     The notes and the shares of common stock may be sold from time to time in one or more transactions at:

     - fixed prices, which may be changed;

     - prevailing market prices at the time of sale;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These prices will be determined by the securityholders or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of the notes or shares of common stock less discounts and commissions, if any. The sales described in the preceding paragraph may be effected in transactions:

     - on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the shares of common stock;

     - in the over-the counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     - through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with sales of the notes and shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and shares of common stock in the course of hedging their positions. The selling securityholders may also sell the notes and shares of common stock short and deliver the notes and shares of common stock to close out short positions, or loan or pledge notes and shares of common stock to broker-dealers that in turn may sell the notes and shares of common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the notes and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The notes were issued and sold in June and July 2003 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. Pursuant to the registration rights agreement, we have agreed to indemnify the initial purchasers and each selling securityholder, and each selling securityholder has agreed to indemnify us against specified liabilities arising under the Securities Act. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities that arise under the Securities Act.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the shares of common stock issuable upon conversion of the notes by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the shares of common stock issuable upon conversion of the notes to engage in market-making activities with respect to the particular notes and the shares of common stock issuable upon conversion of the notes being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the notes and the shares of common stock issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and the shares of common stock issuable upon conversion of the notes.

     Under the registration rights agreement, we are obligated to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

     - the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder;

     - the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to all the notes and the shares of common stock issuable upon conversion of the notes held by persons that are not our affiliates; and

     - June 24, 2005.

     Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions set forth in the registration rights agreement. In these cases, we may prohibit offers and sales of the notes and shares of common stock issuable upon conversion of the notes pursuant to the registration statement to which this prospectus relates.

     We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling securityholder. Each selling securityholder has agreed to suspend the use of such prospectus from the time the selling securityholder receives notice from us of this type of event until the selling securityholder receives a prospectus supplement or amendment.

                                 LEGAL MATTERS

     Certain legal matters regarding the notes and shares of common stock into which notes are convertible will be passed upon for Reliant Resources, Inc. by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules of Reliant Resources, Inc. as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002, incorporated in this prospectus by reference from the Current Report on Form 8-K of Reliant Resources, Inc. dated November 14, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the change in method of accounting for derivatives and hedging activities in 2001,
(ii) the change in method of accounting for goodwill and other intangibles in 2002, (iii) the change in method of presenting trading and marketing activities from a gross basis to net basis in 2002, (iv) the change in method of accounting for early debt extinguishment, (v) accounting for European energy operations as discontinued operations, (vi) accounting for Desert Basin plant operations as discontinued operations, and (vii) the restatement of the 2000 and 2001 consolidated financial statements) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of El Dorado Energy, LLC as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, incorporated in this prospectus by reference from the Current Report on Form 8-K of Reliant Resources, Inc. dated November 14, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for derivatives and hedging activities in 2001) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                   APPENDIX A
                               GLOSSARY OF TERMS

     The following terms are used in this prospectus:

Alliance RTO..................   the proposed RTO for all or parts of Missouri,
                                 Illinois, Indiana, Michigan, Ohio, Kentucky,
                                 West Virginia, Pennsylvania, Tennessee,
                                 Virginia and North Carolina.

Bcf...........................   one billion cubic feet of natural gas.

Cal ISO.......................   California Independent System Operator.

Cal PX........................   California Power Exchange.

CenterPoint...................   CenterPoint Energy, Inc., on and after August
                                 31, 2002 and Reliant Energy, Incorporated prior to August 31, 2002.

CERCLA........................   Comprehensive Environmental Response
                                 Corporation and Liability Act of 1980.

CFTC..........................   Commodity Futures Trading Commission.

Channelview...................   Reliant Energy Channelview L.P., one of our
                                 subsidiaries.

CPUC..........................   California Public Utility Commission.

Distribution..................   the distribution of approximately 83% of our
                                 common stock owned by CenterPoint to its stockholders on September 30, 2002.

Duquesne Light................   Duquesne Light Company

EBITDA........................   earnings (loss) before interest expense,
                                 interest income, income taxes, depreciation and amortization expense.

ECAR..........................   East Central Area Reliability Coordination
                                 Council.

ECAR Market...................   the wholesale electric market operated by ECAR.

EPA...........................   Environmental Protection Agency.

ERCOT.........................   Electric Reliability Council of Texas.

ERCOT ISO.....................   ERCOT Independent System Operator.

ERCOT Region..................   the electric market operated by ERCOT.

FERC..........................   Federal Energy Regulatory Commission.

FPA...........................   the Federal Power Act.

FPSC..........................   Florida Public Service Commission.

GridFlorida RTO...............   the FERC approved RTO for Florida.

GWh...........................   gigawatt hour.

headroom......................   the difference between the price to beat and
                                 the sum of (a) the charges, fees and
                                 transportation and distribution utility rates approved by the PUCT and (b) the price paid for electricity to serve price to beat customers.

IPO...........................   our initial public offering in May 2001.

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LEP...........................   Liberty Electric Power, LLC, one of our
                                 subsidiaries.

Liberty.......................   Liberty Electric PA, LLC, one of our
                                 subsidiaries.

MAIN..........................   Mid-America Interconnected Network.

MAIN Market...................   the wholesale electric market operated by MAIN.

MISO..........................   Midwest Independent Transmission System
                                 Operator.

MMbtu.........................   one million British thermal units.

MW............................   megawatt.

MWh...........................   megawatt hour.

Nuon..........................   N.V. Nuon, a Netherlands-based electricity
                                 distributor.

NYISO.........................   New York Independent System Operator.

NY Market.....................   the wholesale electric market operated by
                                 NYISO.

Orion MidWest.................   Orion Power MidWest, L.P., one of our
                                 subsidiaries.

Orion NY......................   Orion Power New York, L.P., one of our
                                 subsidiaries.

Orion Power...................   Orion Power Holdings, Inc., one of our
                                 subsidiaries.

OTC...........................   over-the-counter market.

PJM...........................   PJM Interconnection, LLC.

PJM Market....................   the wholesale electric market operated by PJM
                                 regional transmission organization in all or part of Delaware, the District of Columbia, Maryland, New Jersey and Virginia.

PJM West Market...............   the wholesale electric market operated by PJM
                                 in the Midwest.

Protocols.....................   structure, agreements, tariffs, rules,
                                 regulations, mechanisms and requirements that govern rates, terms and conditions for electricity services.

PUCT..........................   Public Utility Commission of Texas.

PUHCA.........................   Public Utility Holding Company Act of 1935.

QSPE..........................   qualified special purpose entity.

RECE..........................   Reliant Energy Capital (Europe), Inc., one of
                                 our subsidiaries.

REDB..........................   Reliant Energy Desert Basin, LLC, one of our
                                 subsidiaries.

Reliant Energy................   Reliant Energy, Incorporated and its
                                 subsidiaries.

Reliant Energy Services.......   Reliant Energy Services, Inc., one of our
                                 subsidiaries.

REMA..........................   Reliant Energy Mid-Atlantic Power Holdings,
                                 LLC, one of our subsidiaries, and its
                                 subsidiaries.

REPG..........................   Reliant Energy Power Generation, Inc., one of
                                 our subsidiaries.

REPGB.........................   Reliant Energy Power Generation Benelux, N.V.,
                                 one of our subsidiaries.

RERH..........................   Reliant Energy Retail Holdings, LLC, one of our
                                 subsidiaries.

RTO...........................   regional transmission organizations.

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RTO West......................   the FERC approved RTO for Idaho, Montana,
                                 Nevada, Oregon, Utah and Washington.

SEC...........................   Securities and Exchange Commission.

SeTrans RTO...................   the FERC approved RTO for all or parts of
                                 Georgia, Alabama, Louisiana, Mississippi,
                                 Arkansas and eastern Texas.

SFAS..........................   Statement of Financial Accounting Standards.

SFAS No. 133..................   SFAS No. 133, "Accounting for Derivative
                                 Instruments and Hedging Activities", as
                                 amended.

SFAS No. 142..................   SFAS No. 142, "Goodwill and Other Intangible
                                 Assets".

SFAS No. 144..................   SFAS No. 144, "Accounting for Impairment or
                                 Disposal of Long-Lived Assets".

Share Purchase Agreement......   Share Purchase Agreement, dated as of February
                                 28, 2003, among Reliant Energy Europe Inc.,
                                 Reliant Energy Wholesale (Europe) Holdings
                                 B.V., N.V. Nuon and Reliant Resources, Inc.

SMD...........................   the standard market design for the wholesale
                                 electric market proposed by the FERC.

SRP...........................   Saltwater River Project Agricultural
                                 Improvement and Power District of the State of Arizona.

TCE...........................   Texas Commercial Energy, a retail electric
                                 provider to ERCOT.

Texas electric restructuring
law...........................   Texas Electric Choice Plan adopted by the Texas
                                 legislature in June 1999.

Texas Genco...................   Texas Genco Holdings, Inc., a subsidiary of
                                 CenterPoint, and Texas Genco, LP, its
                                 wholly-owned subsidiary.

West Connect RTO..............   the FERC approved RTO for all or part of
                                 Colorado, Arizona, New Mexico and a portion of Texas.

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